9/1.8

06017371

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

Follow-Up Materials

~~REGISTRANT'S NAME~~ SXR Uranium One Inc

*CURRENT ADDRESS 26 Wellington Street East
Suite 820
Toronto, Ontario, Canada M5E 1S2

**FORMER NAME Southern Cross Resources Inc

**NEW ADDRESS

PROCESSED
OCT 19 2006 E
THOMSON FINANCIAL

FILE NO. 82- 04831 FISCAL YEAR 12/31/05

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: ERS

DAT : 10/11/06



2005 Annual Financial Disclosure Documents

SXR uraniumone

contents

management discussion and analysis

Management's Discussion and Analysis of Financial Condition and Results of Operations

for the year ended December 31, 2005

Set out below is a review of the activities, results of operations and financial condition of sxr Uranium One Inc. ("Uranium One") and its subsidiaries for its 2005 and 2004 financial years, together with certain trends and factors that are expected to impact its 2006 financial year. This information is presented as of March 28, 2006. The discussion below should be read in conjunction with the audited consolidated financial statements of Uranium One for the years ended December 31, 2005 and 2004 and the notes thereto (referred to herein as the "consolidated financial statements"). Uranium One's consolidated financial statements and the financial data set out below have been prepared in accordance with Canadian generally accepted accounting principles. All amounts in this report are in US dollars, except where otherwise indicated.

Uranium One, formerly Southern Cross Resources Inc. ("Southern Cross"), is a Canadian corporation engaged in the acquisition, exploration and development of properties for production of uranium in South Africa, Australia and Canada and gold in South Africa.

In December 2005, Southern Cross Resources Inc. was acquired by way of a reverse take-over by Aflease Gold and Uranium Resources Limited ("Aflease") pursuant to a scheme of arrangement under the *Companies Act, 1973* (South Africa). The scheme of arrangement was finalized on December 8, 2005, being the date that the last condition precedent was met. In connection with this acquisition, Southern Cross filed articles of amendment to change its corporate name to "SXR Uranium One Inc." and to consolidate its outstanding common share capital on a 5:1 basis.

The business combination was accounted for by the purchase method pursuant to Canadian generally accepted accounting principles. The results of operations of Southern Cross have been included with effect from December 9, 2005. The consolidated balance sheet at December 31, 2005 reflects the financial position of Uranium One and its subsidiaries. Comparative information presented in this discussion is that of Aflease.

Uranium One's securities are traded on the Toronto Stock Exchange and the JSE Limited (the Johannesburg stock exchange).

This Management Discussion and Analysis includes certain forward-looking statements. Please read the cautionary note at the end of this report.

GENERAL

Uranium One's principal assets are the Dominion Uranium Project in South Africa, the Honeymoon Uranium Project in Australia and, through its approximately 79%-owned subsidiary, Aflease Gold, the Modder East Gold Project in South Africa. In addition, Uranium One operates the Bonanza Gold Project, a small, developmental-stage gold mining operation in South Africa, as a component of the Dominion Uranium Project.

Uranium One has agreed to sell an undivided 26% interest in the Dominion Uranium Project and the Bonanza Gold Project to its black economic empowerment joint venture partner, Micawber 397 (Proprietary) Limited ("Micawber"). Aflease and Micawber have agreed to contribute their interests in these assets to a joint venture, to be managed by Aflease, and to fund the development and operation of those assets in accordance with their respective joint venture interests. The purchase price payable by Micawber for its 26% interest is an amount, in cash, equal to 26% of the net present value of the Dominion and Bonanza assets at the date (not later than three years after receipt by Micawber of its first joint venture distribution) when Micawber elects to pay at least 20% of the purchase price. After payment of the first 20%, Micawber is obliged to pay at least 20% of the purchase price during each subsequent three year period until the purchase price is paid in full. The Micawber transaction will be accounted for when the risks and rewards of the transaction are deemed to have passed to Micawber.

Dominion Uranium Project

The Dominion and Bonanza Projects occupy an area of approximately 154 square kilometres in the West Rand basin, some 10 kilometres southwest of the Town of Klerksdorp, approximately 150 kilometres west-southwest of Johannesburg, South Africa.

Work on the establishment of the new Dominion Uranium project was expedited during the year. Following receipt in April 2005 of "new order" prospecting rights and the completion in May 2005 of a SAMREC-compliant mineral resource statement, a mine plan was developed for exploitation of the deposit. This plan formed the basis of the decision by the former board of Aflease in July 2005 to proceed with mine development. Uranium One is currently completing a feasibility study for the first phase of the Dominion Uranium Project.

Development of the R1 decline portal started in November 2005. Partial re-commissioning of the Dominion incline shaft is planned to speed up R1 decline development. Portal development of an additional decline (D1) will commence in 2006. Design and procurement of equipment for the upgrading of Eskom electrical substations started at the end of 2005. Designs for the process and potable water supplies have been completed and negotiations with relevant authorities are scheduled for 2006 to secure future supply.

In June 2005, an order for the process review, upfront engineering and a definitive cost estimate for the planned Dominion uranium plant was placed with Bateman Africa. Process review and upfront engineering were completed in December 2005. In October 2005, an order was also placed with Bateman Africa to commence with the engineering, procurement, construction and management of the new uranium plant. Bulk earthworks activity commenced at the site in November 2005; by the end of December, orders for all long lead time items, including the autoclaves for the pressure leach process, had been placed.

Honeymoon Uranium Project

The Honeymoon Uranium Project is located in northeast South Australia, approximately 75 kilometres northwest of Broken Hill, New South Wales. The Goulds Dam component of the Project is located some 75 kilometres to the west northwest.

During the year, Uranium One invested $1.0 million in exploration and development of its South Australian uranium properties. The activities involved drilling at Honeymoon, including Goulds Dam, and at the Katchiwilleroo and Ethiudna properties. Drilling and exploration activities are continuing in 2006 at all four properties.

Bonanza Gold Project

During 2005, the Bonanza operation achieved 4,762m of development and 30,587m^2 of production during 2005. 127,360 tons were milled at a recovery grade of 1.57g/t, producing 200kg (6,430 oz) of gold for 2005. The first gold production occurred during the end of the 2nd quarter of 2005. In addition, a further 24,562 tons of surface material at a grade of 0.38g/t were treated, producing 9 kg (289.4 oz) of gold. Production was constrained by a highly geologically disturbed mining area with severely erratic grades. Development of the two main development ends, 105 level and the Tammy decline shaft, has been adversely affected by the intersection of an extensive zone of highly disturbed water-bearing ground. This resulted in the curtailment of major development in the second half of the year and has delayed the establishment of production area in the higher grade southern half of the mine by at least 8 months.

Modder East Gold Project

The Modder East Gold Project is located approximately 30 kilometres east of Johannesburg, South Africa. The Project is held by the former Sub Nigel Gold Mining Company (renamed Aflease Gold Limited on the completion of the reverse take-over of Sub Nigel Gold Mining Company by a subsidiary of Uranium One in January 2006). As of the date hereof, Uranium One holds approximately 79% of the shares of Aflease Gold Limited.

Exploration work at Modder East continued in 2005, with a surface drilling program of some 15,181 metres of drilling (including 2,337 metres of deflections). An additional 505 metres of drilling was completed in December 2005. Drilling is ongoing in connection with a feasibility study for the Project expected to be completed during the second quarter of 2006.

SELECTED FINANCIAL INFORMATION

The table below sets forth selected financial data relating to Uranium One's years ended December 31, 2005, 2004 and 2003. This financial data is derived from Uranium One's audited consolidated financial statements which are prepared in accordance with Canadian GAAP. All figures are in thousands of US dollars, except per share amounts; earnings per share data is presented in cents.

	Years Ended December 31		
	2005	2004	2003
Total gold sales	2,730	1,892	13,361
Sundry income	770	609	-
Income (loss) from operations	(27,254)	(11,401)	(58,053)
Net income (loss)	(41,740)	(14,763)	(59,270)
Net income (loss) per share - basic	(58.67)	(33.81)	(156.09)
Net income (loss) per share - diluted	(58.67)	(33.81)	(156.09)
Total assets	178,925	59,746	39,283
Long term financial liabilities	26,810	6,258	12,552
Short term financial liabilities	17,490	15,050	9,690

RESULTS OF OPERATIONS

Revenue and operation results of gold production

During the year ended December 31, 2005, Uranium One produced and sold 209kg (6,719.4 oz) of gold from the Bonanza Project, of which 9kg (289.4 oz) were produced from the processing of stock-piled ore at an average price of $406/oz. During the year ended December 31, 2004, Uranium One produced and sold 146kg (4,639.9 oz) of gold, all of which were produced from the processing of stock-piled ore from the former Inner Basin open cast mine, at an average gold price of $399/oz.

Revenue from gold production increased to $2.7 million for the year ended December 31, 2005 (2004 - $1.9 million) due to the resumption of gold production from the Bonanza underground mine in June 2005.

For the year ended December 31, 2005, the cost of gold production was $1,075/oz due to high unit costs resulting from low volumes during the start-up phase of operations at Bonanza and delays in development resulting from the intersection of poor ground conditions and water-bearing structures. For the year ended December 31, 2005, the loss from gold production (before other operating expenses, including exploration, administration and sundry income) decreased to $4.5 million, compared with a loss of $6.4 million for the prior year.

General and administrative expenditure

Expenditures for the year ended December 31, 2005 were $5.5 million, $3.3 million higher than the comparative 2004 period, as a result of Uranium One's change in focus in 2005 to developing the company's South African uranium and gold properties, as well as increased corporate activity.

Exploration expenditure

Included in the operating loss is exploration expenditure, which increased significantly to $9.6 million for the year ended December 31, 2005 from $1 million for the year ended December 31, 2004. An additional $1.4 million in exploration expenditure was incurred during the year in connection with the ongoing feasibility study for the Dominion Project.

Exploration expenditure has increased in line with Uranium One's increased focus on advancing its properties towards commercial production, including the delineation of additional mineral resources. At Dominion, the increased exploration activity has yielded a significantly increased mineral resource and reserve base and increased geological confidence in the Project's mineral resources.

Impairment of property, plant and equipment

Due to the suspension of mining activities at the Inner Basin in December 2003, a substantial portion of Uranium One's then mineral reserves were reclassified as mineral resources, resulting in an impairment and write-down of some long-lived assets. There were, however, certain items that required further impairment at the end of the year ended December 31, 2004. This impairment amounted to $4.9 million, $3 million of which followed on an auction at which the assets could not be sold and it was decided to reduce the carrying value of the assets to $0.9 million.

There was no impairment of assets in the 2005 financial year.

Other costs

There were no expenses associated with the raising of debt financing in 2005, compared with a cost of $1.3 million in 2004. The balance of $0.3 million in 2005 relates to profit on the sale of assets, which decreased from $0.8 million in 2004. There were also rehabilitation and decommissioning and retrenchment costs of $0.5 million in 2004, which did not re-occur in 2005.

Operating loss

Operating losses for the year ended December 31, 2005 increased by $15.9 million to $27.3 million, compared with operating losses of $11.4 million in the prior year. The losses included an increase of $3.0 million in losses from gold production due to unanticipated ground conditions and resulting delays in the development at Bonanza, as well as expenses incurred in the course of Uranium One's growth plan of $3.3 million in general administrative expenses, $8.6 million in exploration expenditures, $1.4 million in connection with the Dominion feasibility study and $5.9 million in expensing of share options, a decrease in the impairment of assets of $4.9 million (as there was no impairment of assets in 2005) and a decrease in the other costs of $1.3 million.

Finance cost

Net finance cost amounted to approximately $1.4 million for both the year ended December 31, 2004 and the year ended December 31, 2005. Finance costs for these two years related predominantly to the loan servicing cost of equipment used in Uranium One's operations, a loan received from Nedbank Limited that was retired at the end of 2004 and the loan obligation to Eastbourne Capital Management LLC retired in September 2005 described in more detail below.

Taxes

Gold mining tax on mining income is determined by taking into account the taxable income, total mining income and capital expenditure from mining operations during the year. No mining tax was payable in 2005 as Uranium One has an estimated unredeemed capital expenditure balance of $44.1 million (2004: $40.0 million) and a calculated tax losses balance of $77.2 million (2004: $34.3 million). The mining tax rates utilized as at December 31, 2005 were 34.12% in Canada, 30% in Australia and 29% in South Africa.

These future deductions are utilizable only against income generated from Uranium One's current mining operations and do not expire unless Uranium One ceases operation for a period longer than one year. Non-mining taxable income, which consists primarily of net interest received, was shielded against mining tax losses that were not ring-fenced for tax purposes. Uranium One is exempt from payment of secondary taxation on companies.

In February 2006, the South African tax authorities issued income tax assessments for Aflease for the tax years from 1998 to 2001. The tax authorities made substantial adjustments to the income tax returns submitted by Aflease for these taxation years. These adjustments are primarily in respect of the disallowance of deductions for capital expenditure and the disallowance of mining contractor fees paid to a subsidiary company. At December 31, 2005, the potential tax liability of these adjustments was $4.9 million (Rand 31.2 million), including interest. Aflease has lodged objections to these assessments and has been advised that it has reasonable grounds to believe that these adjustments will be reversed by the taxing authorities.

DISCUSSION OF CASH FLOWS

Cash outflow from operating activities was $14.0 million in 2005, compared with $7.3 million in 2004, due to an increase of $8.6 million in exploration expenditure, an expense of $1.4 million incurred in connection with the Dominion feasibility study, an increase of $3.3 million in general and administrative expenditure and an increased cash loss on gold production of $3.7 million (excluding the write-down of inventory and other assets during 2004). These increased cash costs were offset by a decrease in other costs (excluding profit on disposal of assets) of $1.8 million and an increase in the movement of trade and other payables of $9.5 million.

Cash inflow from financing activities was $20.5 million in 2005, compared with $4.5 million in 2004. This principally resulted from a private placement in July 2005 of 32 million ordinary shares of Aflease (5,760,000 post-consolidation shares) at a price of $0.64 (Rand 4.25) per share, for aggregate gross proceeds of $20.5 million (Rand 136 million), and the issuance by Aflease of 18.3 million shares (3.3 million post-consolidation shares) in a number of small private placements throughout the year for net proceeds of $15.7 million (Rand 102.3 million), at an average price of $0.85 (Rand 5.58) per share. The net proceeds of these placements were used to fund the development of the Dominion Uranium Project and for general corporate purposes.

In September 2005, Aflease issued 21.5 million shares (3.9 million post-consolidation common shares) to Eastbourne and an equivalent number of share purchase warrants to settle a loan agreement entered into in 2004 between Aflease and Randgold and Exploration Company ("Randgold") which had been purchased by Eastbourne in December 2004.

In 2004, concurrently with the Randgold loan transaction, Aflease entered into a share swap transaction with Randgold pursuant to which it acquired 9.4 million Randgold shares in exchange for the issuance of 94 million Aflease shares. In 2005, Aflease used a futures-related structure to raise finance against its investment in Randgold shares. Additional futures in Randgold were purchased on August 10, 2005. This acquisition is accounted for as pure derivative and its carrying value represents its mark-to-market value due to or owed by Uranium One. The value of Uranium One's Randgold shares is unclear and therefore it was impaired to zero as at December 31, 2005. The finance raised against the investment as at December 31, 2005 was $1.0 million.

In January 2005, trackless equipment to the value of $1.9 million was financed through Wesbank Limited, at an interest rate of South African prime less 1%. The outstanding balance on December 31, 2005 was $1.1 million.

On August 11, 2005, Southern Cross completed a private placement of (i) 2,727,300 flow-through common shares (545,460 post-consolidation shares) at $0.91 (Canadian $1.10) per share for aggregate proceeds of $2,494,828 (Canadian $3,000,030) and (ii) 3,157,895 non flow-through common shares (631,579 post-consolidation shares) at $0.79 (Canadian $0.95) for aggregate proceeds of $2,494,802 (Canadian $3,000,000), for total gross proceeds of $4,989,630 (Canadian $6,000,030).

On February 17, 2006, Uranium One completed a private placement of 22,300,000 common shares at a price of $6.64 (Canadian $7.65) per share, for gross proceeds of $148,060,233 (Canadian $170,595,000). The net proceeds of $139,916,920 (Canadian $161,212,275), after 5.5% agents' commission of $8,143,313 (Canadian $9,382,725), are being used primarily for the development of the Dominion property.

DISCUSSION OF FINANCIAL POSITION AND LIQUIDITY

Cash and Non-Cash Assets

Cash balances available at December 31, 2005 increased to $10.9 million (December 31, 2004 - $0.2 million) primarily due to increased financing and capital raising activities.

Accounts receivable increased to $8.8 million at December 31, 2005 (December 31, 2004 - $5.1 million). The increase was largely due to the following factors:

- a decrease in trade receivables of $2.7 million due to the receipt of the proceeds of shares issued late in 2004 that were held in escrow over the year end;
- an increase in value-added tax owed to Uranium One of $3.8 million attributable to the increased spending for the construction of the Dominion Uranium project; and
- an increase in pre-payments of $2.1 million due to a deposit to Eskom in respect of an electricity upgrade for the Dominion Uranium project.

Non-current assets increased to $158.5 million at December 31, 2005 (December 31, 2004 - $54.2 million). The increase is primarily related to the acquisition of the following undeveloped properties of the former Southern Cross Resources:

- Honeymoon Project ($34.7 million), Australia;
- Goulds Dam component of Honeymoon ($24.9 million), Australia;
- Billeroo/Karkarook ($43.2 million), Australia; and
- Athabasca ($2.7 million), Canada.

Mine development costs of $7.4 million were capitalized in respect of the Dominion Project.

The increase in non-current assets was offset in part by the reclassification (and subsequent write-down) of all investments in Randgold shares and futures to short term investments, amounting to $10.9 million.

Investing activities

As a result of the Aflease Randgold share swap, Aflease was left with 6 million Randgold shares as at December 31, 2004. This investment was carried at $11.7 million on December 31, 2004. As indicated above, Uranium One subsequently used a futures-related structure to raise finance against this investment.

The liquidity and marketability of 5.866 million Randgold shares which are still held by Uranium One has been adversely affected by the delisting of Randgold in 2005 by both the JSE Limited (the Johannesburg stock exchange) and the NASDAQ for failure to file audited financial statements for its 2004 financial year. Since suspension, the share price has not traded and has not moved from the price of $1.39 per share. This has raised concerns of possible impairment of Uranium One's investment in Randgold. Given the uncertainty as to Randgold's future which still prevails management has written down the value of its investment in Randgold to zero.

Financing activities

Uranium One's interest-bearing long and short term borrowings totalled $4.0 million at December 31, 2005 (December 31, 2004 - $13.7 million). The decrease was due primarily to the issuance in September 2005 in repayment of a loan facility held by Eastbourne Capital Management LLC of 21.5 million Aflease shares (3.87 million post-consolidation shares), and the same number of common share purchase warrants exercisable at a price of $0.55 (Rand 3.50) per warrant for a period of three years from issue. These warrants were converted to warrants to purchase 3,876,319 post-consolidation common shares of Uranium One at an exercise price of $3.01 (Canadian $3.55).

During the year ended December 31, 2005, Aflease sold 5.866 million of its Randgold shares and entered into a single stock long futures agreement on the same number of shares. The combination enabled Aflease to raise funding from Nedbank Limited of up to $6.4 million while retaining exposure to the Randgold shares (including voting rights). The Nedbank Limited loan is repayable in cash or by way of delivering the Randgold shares. The amount outstanding on the Nedbank Limited loan as at December 31, 2005 was $1.0 million.

Total liabilities

Total liabilities increased to $44.3 million at December 31, 2005 (December 31, 2004 - $21.3 million), due to an increase in accounts payable and accrued liabilities of $11.7 million associated with increased spending on the Dominion Project, the creation of a future taxation liability of $21.2 million due to the revaluation of the purchased assets of Southern Cross Resources and the retirement of the Eastbourne loan facility referred to above.

Shareholders' Equity

Shareholders' equity increased to $134.6 million at December 31, 2005 (December 31, 2004 - $38.4 million) primarily due to the share issuances during the year described above and the shares issued in connection with the acquisition of Southern Cross in December, after setting off the net loss for the year of $41.7 million.

Contractual Obligations

As at December 31, 2005, Uranium One had the following contractual obligations towards suppliers and financiers (all figures are in thousands of US dollars):

		Payments due by Period - As at December 31, 2005					
Contractual Obligations (US$'000)	Total	Less than 1 year	1-2 Years	2-3 Years	3-4 Years	4-5 Years	After 5 years
Lease obligations							
– short term	1,650	1,650	-	-	-	-	-
– long term	1,772	-	1,479	246	14	14	19
Total	3,422	1,650	1,479	246	14	14	19
Short term loan	993	993	-	-	-	-	-
Capital commitments	151,788	151,788	-	-	-	-	-
Asset retirement obligation	4,094	-	-	-	-	-	4,094
Total contractual obligations	160,297	154,431	1,479	246	14	14	4,113

SUMMARY OF INTERIM INFORMATION

The table below sets forth selected financial data for the periods indicated. During the year ended December 31, 2005, in accordance with the rules of the Johannesburg stock exchange applicable to developmental companies, Aflease prepared half-yearly, and not quarterly, interim financial statements. Information is accordingly presented for the three month periods ended June 30, 2005 and 2004 and for the six month periods ended December 31, 2005 and 2004 as it is impracticable to present quarterly, interim financial information. The financial data presented is derived from Uranium One's unaudited financial statements, which are prepared in accordance with Canadian GAAP. All figures are in thousands of US dollars, except per share amounts; earnings per share data is presented in cents.

	Six Months Ended		Three Months Ended	Six Months Ended		Three Months Ended
	December 31, 2005 (Unaudited)	June 30, 2005 (Unaudited)	June 30, 2005 (Unaudited)	December 31, 2004 (Unaudited)	June 30, 2004 (Unaudited)	June 30, 2004 (Unaudited)
Total gold sales	2,730	-	-	250	1,642	410
Sundry income	742	28	28	85	524	262
Loss from operations	(20,404)	(6,850)	(3,946)	(8,256)	(3,145)	(1,914)
Net loss	(19,453)	(22,287)	(8,194)	(10,757)	(4,006)	(2,411)
Net loss per share basic and diluted	(27.34)	(31.33)	(13.30)	(24.64)	(10.45)	(6.26)

OUTLOOK

In 2006, Uranium One is focussed on (i) completing feasibility studies for the first phase of its Dominion Uranium Project and for the Honeymoon Uranium Project, (ii) advancing the Dominion Project to production in the first quarter of 2007 and (iii) progressing the Honeymoon Uranium Project to a production decision in 2006. Uranium One's cash position is sufficient to fund the completion of the Dominion feasibility study and, subject to the outcome of that study, the construction of all or substantially all of the Dominion Project. Additional financing would be required to construct the Honeymoon Project and for other corporate development activities which may be undertaken. A portion of this is anticipated to consist of debt finance. The amount of the additional financing, and the extent to which this will include debt as well as equity, is expected to be determined in the second quarter of 2006.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Undeveloped Properties and Mine Development Cost

Undeveloped properties and mineral rights therein are carried at original cost, amounting to $122.6 million as at the end of December 31, 2005 (December 31, 2004 - $17.7 million). All other property, plant and equipment is stated at historical cost less amortization.

Mine development costs consist primarily of direct expenditure, including direct borrowing costs, to develop an ore body for economic exploitation and to expand the production capacity of existing operations. These costs amounted to $34.3 million for the year ended December 31, 2005, compared with $22.0 million for the year ended December 31, 2004. Development costs incurred are capitalized until commercial production begins.

Amortization of mining assets commences after the metallurgical recovery plant has reached commercial production levels and is computed over the life of the mine, based on proven and probable ore reserves. Other fixed assets are amortized on a straight line basis over their estimated useful life.

Recoverability of the long-term assets of Uranium One, which include development costs and undeveloped property costs, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amounts may not be recoverable. In preparing this evaluation, Uranium One compares the recoverable amount of the asset to the carrying amount. For the purposes of assessing impairment, assets are grouped at the lowest level for which there are separately identifiable cash flows. To determine the recoverable amount, management makes its best estimate of the future cash inflows that will be obtained each year over the life of the mine and discounts the cash flows by a rate that is based on the time value of money adjusted for the risk associated with the applicable project. Management's best estimate includes only those projections which it believes are reliable. These estimates are subject to risks and uncertainties, including changes in future metal prices. It is therefore reasonably possible that changes could occur which may affect the recoverability of the assets.

The cost of waste stripping in excess of the expected pit life average stripping ratio are deferred and charged to production when the actual ratio is below the expected ratio. The expected pit life average stripping ratio is calculated as the ratio of future anticipated waste tons to be mined, to anticipated future ore tons to be mined. This ratio is recalculated annually in light of additional knowledge and changes in estimates. The expected pit life ratio is then compared to waste associated with ore mined during the period in order to calculate the deferred stripping costs to be deferred or released during the year.

Uranium One's Australian properties are valued based on a combination of net present valuation models and valuation per pound of resource.

Asset Retirement Provision

On January 1, 2004, Uranium One adopted the new CICA accounting standard for asset retirement obligations. Under this new standard, Uranium One recognizes the fair value of a future asset retirement obligation as a liability in the year in which it incurs a legal obligation associated with the retirement of tangible long-lived assets that results from the acquisition, construction, development, and/or normal use of the assets. Uranium One concurrently recognizes a corresponding increase in the carrying amount of the related long-lived asset that is depreciated over the life of the asset. The fair value of the asset retirement obligation is estimated using the expected cash flow approach that reflects a range of possible outcomes discounted at a credit adjusted risk-free interest rate. Provision is made in full for the estimated future costs of pollution control and rehabilitation, in accordance with statutory requirements. The fair value of asset retirement obligations is recognized and provided for in the financial statements and capitalized to mining assets when incurred.

Subsequent to the initial measurement, the asset retirement obligation is adjusted at the end of each year to reflect the passage of time and changes in the estimated future cash flows underlying the obligation.

Annual increases in the provision are accreted into income and consist of financing costs relating to the change in present value of the provision and inflationary increases in the provision estimate. The present value of additional environmental disturbances created are capitalized to mining assets against an increase in rehabilitation provision.

Rehabilitation trusts have been set up as sinking funds for the purposes of environmental rehabilitation and closure costs. The trust deed prohibits use of the funds for any other purpose.

During the current financial year, an extensive independent and internal review was performed of the rehabilitation obligations at Uranium One's South African operations. As at December 31, 2005, the preliminary cost estimate for the existing infrastructure at Uranium One's Klerksdorp operations (including both Dominion and Bonanza) was $3.9 million, compared with $4.0 million as at the end of December 31, 2004. An additional $0.2 million of obligation relates to the Modder East Gold project and related mining assets on the East Rand. The total retirement obligation for the South African assets of $4.1 million as at December 31, 2005 includes a foreign exchange gain of $0.4 million (2004 loss of $0.6 million)

Derivative Instruments

As indicated above, the Eastbourne loan facility was repaid by way of conversion into Aflease shares and warrants. The volatility of the Aflease share price impacted on the cost of converting the loan into shares. The warrants issued to Eastbourne represent a derivative instrument, the effective cost of which will vary due to the volatility of the Uranium One share price.

The single stock long future position referred to above represents an equity derivative which exposes Uranium One to movements in the price of Uranium One's 5.866 million Randgold shares.

The value of these futures was written down to zero because of the uncertainty surrounding the valuation of these instruments after the trading of Randgold shares was suspended during the year.

RISKS AND UNCERTAINTIES

Uranium One's operations and results are subject to various risks and uncertainties. These include, but are not limited to, the following: exploration and mining involves operational risks and hazards; mineral resources and mineral reserves are estimates only; there is no certainty that further exploration will result in new economically viable mining operations or yield new reserves to replace and expand current reserves; feasibility studies to determine the economic viability of Uranium One's principal projects, Dominion, Honeymoon and Modder East, are in progress and Uranium One cannot give any assurance that these projects will become operating mines; mineral rights and tenures may not be granted or renewed on satisfactory terms and may be revoked, altered or challenged by third parties; limited supply of desirable mineral lands for acquisition; risks and problems associated with integrating acquisitions; competition in marketing uranium and gold; in the case of uranium, competition from other sources of energy and public acceptance of nuclear energy; volatility and sensitivity to uranium and gold prices; the capital requirements to complete Uranium One's current projects and expand its operations are substantial; currency fluctuations; Uranium One's operations and activities are subject to environmental risks; government regulation may adversely affect Uranium One; risks associated with foreign operations including, in relation to South Africa, economic, social and political issues such as employment creation, black economic empowerment and land redistribution, crime, corruption, poverty and HIV/AIDS; Uranium One is dependent on key personnel; and potential conflicts of interest.

Uranium One's risk factors are discussed in detail in its Annual Information Form for the year ended December 31, 2005, which is available on SEDAR at www.sedar.com, and should be reviewed in conjunction with this document.

RELATED PARTY TRANSACTIONS

During the year ended December 31, 2005, Uranium One paid $344,122 to Davis & Company LLP, a partner of which is also a director of Uranium One and was prior to December 27, 2005 a director of Aflease. These payments were on account of fees for legal services rendered in connection with the acquisition of Southern Cross by Aflease and related matters.

OUTSTANDING SHARE DATA

As at March 27, 2006, Uranium One had issued and outstanding 111,748,076 common shares and the following common share purchase warrants, each exercisable for one common share of Uranium One:

- 300,000 Series D warrants exercisable at Cdn $6.95 per warrant
- 1,800,000 broker warrants exercisable at U.S. $5.39 per warrant
- 3,876,319 warrants exercisable at Cdn $3.55 per warrant

In addition, Uranium One had an aggregate of 6,674,572 options outstanding under its stock option plan, at exercise prices ranging from $1.15 to $6.78 per share.

DISCLOSURE CONTROLS AND PROCEDURES

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported on a timely basis to senior management, including Uranium One's President and Chief Executive Officer and Chief Financial Officer, so that appropriate decisions can be made regarding public disclosure. As at the end of the period covered by this management's discussion and analysis, management of Uranium One, with the participation of the President and Chief Executive Officer and the Chief Financial Officer, evaluated the effectiveness of the Uranium One's disclosure controls and procedures as required by Canadian securities laws.

Based on that evaluation, the President and Chief Executive Officer and the Chief Financial Officer have concluded that, as of the end of the period covered by this management's discussion and analysis, the disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed in Uranium One's annual filings and interim filings (as such terms are defined under Multilateral Instrument 52-109 – *Certification of Disclosure in Issuers' Annual and Interim Filings*) and other reports filed or submitted under Canadian securities laws is recorded, processed, summarized and reported within the time periods specified by those laws, and that material information is accumulated and communicated to management of Uranium One, including the President and Chief Executive Officer and the Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

ADDITIONAL INFORMATION

Additional information relating to Uranium One, including Uranium One's most recent annual information form, is available on SEDAR at www.sedar.com.

This Management's Discussion and Analysis of Financial Condition and Results of Operations contains certain forward-looking statements. Forward-looking statements include but are not limited to those with respect to the price of uranium and gold, the estimation of mineral resources and reserves, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, currency fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims and limitations on insurance coverage and the timing and possible outcome of pending litigation. In certain cases, forward-looking statements can be identified by the use of words such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes" or variations of such words and phrases, or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Uranium One to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such risks and uncertainties include, among others, the actual results of current exploration activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, possible variations in grade and ore densities or recovery rates, failure of plant, equipment or processes to operate as anticipated, accidents, labour disputes or other risks of the mining industry, delays in obtaining government approvals or financing or in completion of development or construction activities, risks relating to the integration of acquisitions, to international operations, to prices of uranium and gold as well as those factors referred to in the section entitled "Risks and Uncertainties" in this document. Although Uranium One has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Uranium One expressly disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

management's responsibility for financial reporting

March 23, 2006

Management's Responsibility for Financial Reporting

The consolidated financial statements have been prepared by management who, when necessary, has made informed judgments and estimates of the outcome of events and transactions, with due consideration given to materiality. Management acknowledges its responsibility for the fairness, integrity and objectivity of all information in the consolidated financial statements.

As a means of fulfilling its responsibility, management relies on the company's system of internal control. This system has been established to ensure, within reasonable limits, that the assets are safeguarded, transactions are properly recorded and are executed in accordance with management's authorization and that the accounting records provide a solid foundation from which to prepare the consolidated financial statements.

The Board of Directors carries out its responsibility for the consolidated financial statements principally through its Audit Committee, consisting solely of non-management directors. This committee meets periodically, reviews the scope of the external audit, the adequacy of the system of internal control and the appropriateness of the financial reporting and then makes its recommendations to the Board of Directors. Based on those recommendations, the Board of Directors approves the consolidated financial statements.

"Neal Froneman"	"Jean Nortier"
Chief Executive Officer	Chief Financial Officer

auditors' report

Auditors' Report to the Shareholders

We have audited the consolidated balance sheet of sxr Uranium One Inc. as at December 31, 2005 and 2004 and the consolidated statements of operations and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2005 and 2004 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

"PricewaterhouseCoopers LLP"
Chartered Accountants
Toronto, Ontario, Canada
March 23, 2006



annual financial statements

sxr Uranium One Inc.

Consolidated Balance Sheets

as at December 31
(in US Dollars)

	Notes	2005 US$'000	2004 US$'000
ASSETS			
Current assets			
Cash		10,891	229
Accounts receivable	3	8,823	5,099
Inventories	4	681	197
Short term investments	7	-	-
		20,395	**5,525**
Non-current assets			
Property, plant and equipment	5	157,255	39,954
Asset retirement fund	6	1,275	1,597
Other investments	7	-	12,670
		158,530	**54,221**
Total assets		**178,925**	**59,746**
LIABILITIES			
Current liabilities			
Accounts payable and accrued liabilities	8	15,045	3,394
Current portion of lease obligations	9	1,452	2,794
Short term loan	10	993	8,862
		17,490	**15,050**
Non-current liabilities			
Asset retirement obligations	11	4,094	4,195
Lease obligations	9	1,560	2,063
Future taxation liability	17	21,156	-
		26,810	**6,258**
SHAREHOLDERS' EQUITY			
Share capital	12	216,123	80,736
Accumulated deficit		(114,399)	(72,659)
Contributed surplus	13	11,367	2,790
Currency translation adjustments		21,534	27,571
		134,625	**38,438**
Total equity and liabilities		**178,925**	**59,746**

See accompanying notes to the Consolidated Financial Statements, including:

- Basis of presentation (note 2.1)
- Commitments (notes 19 and 23)
- Subsequent events (note 24)

Approved on behalf of the Board of Directors

"Andrew Adams"
Director

"Neal Froneman"
Director

sxr Uranium One Inc.

Consolidated Statements of Operations and Deficit

for the years ended December 31
(in US Dollars)

	Notes	2005 US$'000	2004 US$'000
Gold sales	14	**2,730**	**1,892**
Cost of sales	15	(7,221)	(8,302)
Gross loss		**(4,491)**	**(6,410)**
Sundry income	14	770	609
General and administrative expenditure		(5,539)	(2,225)
Share options expensed		(7,240)	(1,324)
Exploration expenditure	16	(11,019)	(996)
Other net income/(costs)		265	(1,055)
Operating loss		**(27,254)**	**(11,401)**
Interest received		1,065	251
Interest paid		(2,480)	(1,678)
Profit on disposal of investments		27	737
Fair value adjustment of short-term investments	7	(2,169)	(2,672)
Impairment of investments	7	(10,929)	-
Loss before income taxes		**(41,740)**	**(14,763)**
Provision for income taxes	17	-	-
Net loss		**(41,740)**	**(14,763)**
Accumulated deficit at the beginning of the year		(72,659)	(57,896)
Accumulated deficit at the end of the year		**(114,399)**	**(72,659)**
Basic loss per common share (cents)	18	(58.67)	(33.81)
Fully diluted loss per common share (cents)	18	(58.67)	(33.81)
Weighted average number of basic common shares outstanding	18	71,139,266	43,661,816
Fully diluted weighted average number of basic common shares outstanding	18	71,139,266	43,661,816

See accompanying notes to the Consolidated Financial Statements

sxr Uranium One Inc.

Consolidated Statements of Cash Flows

for the years ended December 31
(in US Dollars)

	Notes	2005 US$'000	2004 US$'000
Loss before taxation		(41,740)	(14,763)
Add back: Net finance costs		1,415	1,427
Add back: Non-cash items:			
- Depreciation and amortization		767	179
- Write down of inventory		-	631
- Write down of heap leach and other inventory items		-	1,934
- Impairment of property, plant and equipment		-	2,984
- Expensing share options		7,240	1,324
- Profit on disposal of property, plant and equipment		(265)	(821)
- Provision for rehabilitation		-	468
- Finance charges on short term loan		-	966
- Profit on disposal of investments		(27)	(737)
- Fair value adjustment of listed investments		2,169	2,672
- Impairment of investments		10,929	-
		(19,512)	**(3,736)**
Movement in working capital:			
- Increase in inventories		(484)	(568)
- Increase in trade receivables and prepayments		(1,183)	(1,182)
- Increase/(decrease) in trade and other payables		8,978	(491)
- Increase in asset retirement obligations		(340)	-
Cash utilized by operations		**(12,541)**	**(5,977)**
Net finance costs paid		(1,415)	(1,360)
- Net finance costs per Income Statement		(1,415)	(1,427)
- Add back: Capitalized interest on short term loan		-	67
Cash flows from operating activities		**(13,956)**	**(7,337)**
Proceeds from disposal of property, plant and equipment		265	2,528
Cash taken over from Southern Cross	21	8,389	-
Additions to property, plant and equipment		(14,762)	(6,144)
Proceeds on disposal of investments		10,615	7,563
Increase in environmental trust and other investments		(8)	(207)
Cash flows from investing activities		**4,499**	**3,740**
Net proceeds from the issue of ordinary shares		29,288	6,399
(Decrease)/Increase in investment in debt redemption fund	7	970	(395)
Loan (repaid) / received during the year		(7,869)	7,174
Decrease in capital element of finance lease and other long term debt		(1,924)	(8,734)
(Decrease)/Increase in bank overdraft		(14)	14
Cash flows from financing activities		**20,451**	**4,458**
Effects of exchange rate changes on cash held in foreign currencies		**(332)**	**(2,495)**
Net (decrease)/increase in cash		10,662	(1,634)
Cash at the beginning of the year		229	1,863
Cash at the end of the year		**10,891**	**229**

See accompanying notes to the Consolidated Financial Statements

1 NATURE OF OPERATIONS

sxr Uranium One Inc. (the "Corporation") is a Canadian corporation engaged in the acquisition, exploration and development of properties for production of uranium in South Africa, Australia and Canada and gold in South Africa.

sxr Uranium One Inc. is a Canadian uranium and gold resource company with a primary listing on the Toronto Stock Exchange and a secondary listing on the JSE Limited (the Johannesburg stock exchange). The Corporation owns 100% of the Dominion uranium project in South Africa and the fully permitted Honeymoon uranium project in South Australia. Through a joint venture with Pitchstone Exploration Ltd., the Corporation is also engaged in uranium exploration activities in the Athabasca Basin of Saskatchewan. The Corporation's Aflease Gold and Uranium Resources Limited subsidiary owns the Modder East gold property and related gold assets in South Africa.

The exploration and development of mineral properties involves significant financial risk. In the event these properties are determined to be commercially viable, additional financing will be required.

1.1 Acquisition of Southern Cross Resources Inc.

The acquisition by Southern Cross Resources Inc. ("Southern Cross") of all of the issued and outstanding Aflease Gold and Uranium Resources Limited ("Aflease") shares pursuant to the Acquisition Agreement dated as of September 14, 2005 and the Scheme of Arrangement, was finalized on December 8, 2005, being the date that the last condition precedent was met.

The essence of the transaction was that Aflease shareholders were offered 0.9 new Southern Cross shares for each Aflease issued and outstanding share, resulting in Aflease eventually being wholly owned by Southern Cross. Subsequent to this issue, there were the following:

- The share consolidation: Southern Cross shareholders were offered 1 share for every 5 shares held;
- The name change, with Southern Cross being changed to sxr Uranium One Inc.; and
- The grant of the replacement options in consideration of the Aflease options.

For accounting purposes, the transaction is considered a reverse takeover whereby Aflease is considered the acquiring company as the shareholders of Aflease acquired more than 50% of the issued and outstanding shares of Southern Cross.

Note that the comparative information contained in the consolidated balance sheet as at December 31, 2004 and the consolidated statements of operations and deficit and cash flows for the year then ended therefore represent the financial position and results of operations of Aflease ("Corporation"). The results of operations of Southern Cross were included with effect from December 9, 2005. The consolidated balance sheet at December 31, 2005 represents the financial position of the entire Group.

2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

2.1 Basis of presentation

Consolidation
These consolidated financial statements have been prepared in accordance with Canadian GAAP. The consolidated financial statements include the amounts of the Corporation and all of its subsidiaries. All significant inter company balances and transactions are eliminated on consolidation.

2.2 Use of estimates

The preparation of these audited consolidated financial statements in accordance with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the audited consolidated financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those reported.

2.3 Foreign currency translation

Items included in the financial statements of each entity in the Group are measured using the currency that best reflects the economic substance of the underlying events and circumstances relevant to that entity ("the functional currency").

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies, are recognized in the statements of operations and deficit, except when deferred in equity as qualifying cash flow hedges.

The Group considers the United States ("US") Dollar to be the reporting currency and the South African Rand, Australian Dollar and Canadian Dollar to be the functional currencies. The translated amounts are of a foreign entity and as such, the translation to US Dollars was made using the current rate method, as follows: monetary assets and liabilities are translated at the exchange rate in effect at the balance sheet date; non-monetary assets and liabilities are translated at rates prevailing at the respective transaction dates; revenues and expenses are translated at either the exchange rate at the date of the transaction or the average exchange rate where it was impractical to establish the former rate. All resulting exchange differences are classified as equity and disclosed as currency translation adjustments in the balance sheet.

2.4 Financial Instruments

Financial assets and financial liabilities are recognized on the balance sheet when the Corporation has become party to the contractual provisions of the instruments.

Financial instruments recognized on the balance sheet include:

- Investments
  - Investment
  - Environmental Trust Fund
  - Investment – Debt Redemption Fund
  - Investment – Rehabilitation Cash Management Account
  - Investment in listed shares
- Receivables
- Cash and cash equivalents
- Long term debt
- Short term loans
- Trade payables

Measurement
Financial instruments are initially measured at cost, which includes transaction costs. Subsequent to initial recognition these instruments are measured as set out below:

Investments
Purchases and sales of investments are recognized on the trade date, which is the date that the Corporation commits to purchase or sell the asset. After initial recognition, investments, which include the Corporation's listed investments and which are designated as long term investments, are measured at the lesser of historic cost or net realizable value. Listed investments which are designated as short term investments are measured at fair value. Losses on long term investments and profits and losses on short term investments are recognized in the income statement.

Other long-term investments that are intended to be held to maturity are subsequently measured at amortized cost using the effective interest rate method. Amortized cost is calculated by taking into account any discount or premium on acquisition over the period to maturity. For investments carried at amortized cost, gains and losses are recognized in the income statement when the investments are derecognized or impaired, as well as through the amortization process.

Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, bank balances, deposits held at call and certificate of deposits with a remaining maturity of three months or less. Bank and cash balances are reported separately from bank overdraft balances, which are included in accounts payable.

Accounts receivable

Accounts receivable are carried at original invoice amount unless a provision has been recorded for impairment of these receivables. A provision for impairment of accounts receivable is established when there is objective evidence that the Corporation will not be able to collect all amounts due according to the original terms of receivables.

Financial liabilities

After initial recognition, financial liabilities other than trading liabilities are subsequently measured at amortized cost using the effective interest rate method. Amortized cost is calculated by taking into account any transaction costs, and any discount or premium on settlement.

Accounts payable

Liabilities for trade and other payables which are normally settled on 30 to 90 day terms are carried at cost.

Impairment and uncollectability of financial assets

An assessment is made at each balance sheet date to determine whether there is objective evidence that a financial asset or group of financial assets may be impaired. If such evidence exists, the estimated recoverable amount of the asset is determined and an impairment loss is recognized for the difference between the recoverable amount and the carrying amount as follows: The carrying amount of the asset is reduced to its discounted estimated recoverable amount, either directly or through the use of an allowance account, and the resulting loss is recognized in the income statement for the period.

Loans payable

Loans payable are recognized initially at the proceeds received, net of transaction costs incurred. Loans payable are subsequently stated at amortized cost using the effective yield method; any difference between proceeds (net of transaction costs) and the redemption value is recognized in the income statement over the period of the loan.

Offset

Where a legally enforceable right of offset exists for recognized financial assets and financial liabilities, and there is an intention to settle the liability and realize the asset simultaneously, or settle on a net basis, all related financial effects are offset.

Equity instruments

Equity instruments issued by the Corporation are recorded at the proceeds received, net of direct issue costs.

The carrying amounts for cash and cash equivalents, short-term investments, accounts receivable and accounts payable and accrued liabilities approximate fair value due to the short maturities of these instruments.

2.5 Property, plant and equipment

Mine development and infrastructure

Mining assets are initially recorded at cost and will include mine development and mine plant facilities. Costs include pre-production expenditure. Development costs incurred to evaluate and develop new ore bodies or to define mineralization in existing ore bodies or to establish or expand productive capacity are capitalized. Mine development costs in the ordinary course to maintain production are expensed as incurred. Initial development and pre-production costs relating to a new ore body are capitalized until the reef horizon is intersected and commercial levels of production are achieved, at which time the costs are amortized.

Mineral and surface rights

Mineral and surface rights are recorded at cost of acquisition. When there is little likelihood of a mineral right being exploited, or the value of mineral rights have diminished below cost, a write-down is effected against income in the period that such determination is made.

Mining exploration

Exploration costs are expensed as incurred. When a decision is made that commercial production on a mining property should commence, all further pre-production expenditures are capitalized. These costs include evaluation costs.

2.6 Capitalization of interest

Net interest costs incurred during the development, construction and start up phase of major projects are capitalized.

2.7 Other assets

The Company's interest in process technology is carried at acquisition cost and is being amortized on a straight-line basis over a twenty year period.

2.8 Asset retirement obligations

On January 1, 2004, the Corporation adopted the new CICA accounting standard for asset retirement obligations. Under this new standard, the Corporation recognizes the fair value of a future asset retirement obligation as a liability in the year in which it incurs a legal obligation associated with the retirement of tangible long-lived assets that results from the acquisition, construction, development, and/or normal use of the assets. The Corporation concurrently recognizes a corresponding increase in the carrying amount of the related long-lived asset that is depreciated over the life of the asset. The fair value of the asset retirement obligation is estimated using the expected cash flow approach that reflects a range of possible outcomes discounted at credit adjusted risk-free interest rate. Provision is made in full for the estimated future costs of pollution control and rehabilitation, in accordance with statutory requirements. The fair value of asset retirement obligations is recognized and provided for in the financial statements and capitalized to mining assets when incurred.

Subsequent to the initial measurement, the asset retirement obligation is adjusted at the end of each year to reflect the passage of time and changes in the estimated future cash flows underlying the obligation.

Changes in the obligation due to the passage of time are recognized in income as an operating expense using the interest method. Changes in the obligation due to changes in estimated cash flows are recognized as an adjustment of the carrying amount of the long-lived asset that is depreciated over the remaining life of the asset. The impact of this change in accounting policy was not material.

Annual increases in the provision are accreted into income and consist of financing costs relating to the change in present value of the provision and inflationary increases in the provision estimate. The present value of additional environmental disturbances created are capitalized to mining assets against an increase in rehabilitation provision.

2.9 Impairment of long-lived assets

Where impairment is identified, the carrying value of the related property, plant and equipment is written down to fair value. Recoverability of the long-term assets of the Corporation, which includes development costs and undeveloped property costs, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amounts may not be recoverable, based on future undiscounted cash flows. In preparing this evaluation, the Corporation compares the carrying amount of the asset to its fair value. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows. To determine fair value, management makes its best estimates of the future cash inflows that will be obtained each year over the life of the asset and discounts the cash flows by a rate that is based on the time value of money, adjusted for the risk associated with the applicable asset.

Management's best estimate includes only those projections which it believes are reliable. These estimates are subject to risks and uncertainties including future metal prices. It is therefore reasonably possible that changes could occur which may affect the recoverability of the assets.

2.10 Future income and mining taxes

The Corporation utilizes the asset and liability method of accounting for income and mining taxes. Under the asset and liability method, future income and mining tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases reduced by a valuation allowance to reflect the recoverability of any future income tax asset. Future income and mining tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled. The effect on future income and mining tax assets and liabilities of a change in tax rates is recognized in income in the year that enactment or substantive enactment occurs.

2.11 Stock-based compensation

The Corporation's stock-based compensation plan is described in note 13. The Corporation recognizes as an expense the fair value of employee share-stock compensation, including stock options. Any consideration paid upon the exercise of stock options, in addition to the fair value attributable to stock options granted is credited to share capital. The fair value attributable to stock options that expire unexercised is credited to contributed surplus.

2.12 Revenue recognition

Revenue from the sale of gold is recognized when significant risks and rewards of title and ownership of the goods are transferred upon delivery to the final refiner.

Interest income is recognized on a time proportion basis, taking account of the principal outstanding and the effective rate over the period to maturity, when it is determined that such income will accrue to the Company.

2.13 Leased assets

Leases of property, plant and equipment where the Corporation has substantially all the risks and rewards of ownership are classified as finance leases. Finance leases are capitalized at the inception of the lease at the lower of the fair value of the leased property or the present value of the minimum lease payments. Each lease payment is allocated between the liability and finance charges so as to achieve a constant rate on the finance balance outstanding. The corresponding rental obligations, net of finance charges, are included in other long-term payables. The interest element of the instalment is charged to the income statement over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. The property, plant and equipment acquired under finance leases are depreciated over the shorter of the useful life of the asset or the lease term.

2.14 Inventories

Inventories, which include gold in process and consumable stores are stated at the lower of cost or net realizable value. The related direct production costs associated with gold in process are deferred and charged to costs as the contained gold is recovered. Consumable stores are valued on the weighted average basis. Gold in process is identified and measured from the ore stockpiles up to and including the on-site refining plant.

2.15 Earnings or loss per share

Basic earnings or loss per share is computed by dividing earnings or loss available to common shareholders by the weighted average number of common shares outstanding during the year. The treasury stock method is used to calculate diluted earnings or loss per share. Diluted earnings or loss per share is similar to basic earnings or loss per share, except that the denominator is increased to include the number of additional common shares that would have been outstanding assuming that options and warrants with an average market price for the year greater than their exercise price are exercised and the proceeds used to repurchase common shares. As a result of the loss for each of the reporting years, the potential effect of exercising stock options and warrants has not been included in the calculation of diluted loss per share as to do so would be anti-dilutive.

2.16 Comparatives

Certain numbers in the comparative financial statements have been reclassified to conform to changes in presentation in the current year.

3 ACCOUNTS RECEIVABLE

	2005 US$'000	2004 US$'000
Trade receivables	54	2,800
Value Added Tax and General Sales Tax	4,614	854
Prepayments and advances	3,803	-
Deposits and guarantees	93	94
Other receivables	259	1,351
	8,823	**5,099**

4 INVENTORIES

	2005 US$'000	2004 US$'000
In-process metal	231	-
Spares and consumables	450	197
	681	**197**

Certain inventory items classified as spares and consumables were identified for sale and were placed on auction during the previous financial year. As part of the auction process, it was determined that the inventory items were over valued, and as such the inventory was written down by $1.9 million to its net realizable value.

5 PROPERTY, PLANT AND EQUIPMENT

		2005			**2004**	
	Cost US$'000	**Accumulated amortization** US$'000	**Net** US$'000	**Cost** US$'000	**Accumulated amortization** US$'000	**Net** US$'000
Mine development costs and mine plant facilities	38,014	(3,676)	34,338	23,349	(1,337)	22,012
Undeveloped properties	122,639	-	122,639	17,725	-	17,725
Motor vehicles	433	(316)	117	255	(145)	110
Office equipment	544	(383)	161	291	(184)	107
	161,630	**(4,375)**	**157,255**	**41,620**	**(1,666)**	**39,954**
Owned assets			156,890			38,830
Leased assets			365			1,124
Total net carrying amount as at end of the year			**157,255**			**39,954**

Undeveloped properties comprise:	Mineral properties 2005 US$'000	Mineral properties 2004 US$'000	Undeveloped properties 2005 US$'000	Undeveloped properties 2004 US$'000
New Kleinfontein	-	-	15,807	17 725
Honeymoon, Australia	6,016	-	28,670	-
Goulds Dam, Australia	-	-	24,921	-
Billeroo / Karkarook, Australia	-	-	43,170	-
Athabasca, Canada	1,281	-	1,427	-
Loan guarantees, Native title and project generation	-	-	1,347	-
	7,297	**-**	**115,342**	**17,725**

Impairment of property, plant and equipment

During 2004 management determined that assets directly related to suspended open-pit operations with a carrying value of $3.9 million were impaired and should be written down to a fair value of $0.9 million.

Native title claims

The Corporation's interests in the Honeymoon and Goulds Dam properties are subject to two Native Title claims. Agreements have been secured with both groups, whereby the Corporation pays annual administration fees to each claimant group.

6 ASSET RETIREMENT FUND

	2005 US$'000	2004 US$'000
Investments in Environmental Trust Fund	1,171	1,488
- Opening balance	1,488	1 087
- Investment income	13	173
- Costs incurred	(168)	-
- Foreign exchange gain / (loss)	(162)	228
Rehabilitation Cash Management account	104	109
	1,275	**1,597**

The Environmental Trust Fund is a trust under the Corporation's control and is to be used to fund the rehabilitation liabilities. Funds in the trust consist of primarily cash held in interest bearing accounts, together with investments in South African equities.

The Rehabilitation Cash Management account is a money market fund investment. Interest is capitalized on a monthly basis.

7 OTHER INVESTMENTS

	2005 US$'000	2004 US$'000
Debt Redemption Fund	-	970
Listed investment	-	11,700
	-	**12,670**
Designated short term investment	-	-
Designated long term investment	-	12,670
	-	**12,670**

The **Debt Redemption Fund** was used to fully settle a long term loan.

The Listed Investment classified as short term investments resulted from the share swap transaction with Randgold and Exploration Company Limited ("Randgold"). The Corporation acquired 9.4 million ordinary shares, fully paid up, in the issued share capital of Randgold against the allotment and issue to Randgold of 94.0 million ordinary shares, fully paid up, in the issued share capital of the Corporation. The terms of the transaction included the intention of the Corporation to dispose of the Randgold swap shares in a commercially prudent manner, in consultation with Randgold.

After disposing of some 3 million shares, the Corporation was left with 6 million Randgold shares on December 31, 2004. This investment was valued at $11.7 million on that date.

The Corporation subsequently sold 1,340,000 shares, where after it used a futures related structure to raise finance against this investment. To this end, Aflease bought futures representing a future obligation to purchase 5.866 million Randgold shares. Refer note 10.

The Corporation then entered into a further transaction acquiring 2.88 million futures in Randgold. In terms of the futures contract, the Corporation must purchase Randgold and Exploration Company shares at a price of $0.95 at some future date. The terms of the contract include a profit sharing arrangement whereby up to a share price of $1.58, the Corporation will only retain 30% of the profit arising out of the contract. This percentage increases to 70% for any profit beyond a price of $1.58 per share.

Fair value adjustments to the total investment (shares and futures) amounted to $2.2 million for the year (2004: $2.7 million).

In July 2005, Randgold shares were suspended on the JSE Limited (the Johannesburg stock exchange). Effective from September 21, 2005, the company was delisted from the NASDAQ. Since suspension, the share price has not traded and has not moved from the price of $1.39 per share. This has raised concerns of possible impairment of the Corporation's investment in Randgold. Due to uncertainty that still prevails however, management has resolved to write this investment down to a zero value. The impairment charge amounted to $8.2 million.

The underlying shares pertaining to the contractual commitment to acquire shares in Randgold in terms of the futures contract referred to above, were also impaired. A provision of $2.7 million has been recorded to recognize the Corporation's future obligation under the contractual commitment. Refer note 8.

8 ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	2005 US$'000	2004 US$'000
Bank overdraft balances	-	14
Trade payables	6,651	1,398
Accruals	4,396	81
Provisions	3,998	1,901
- Provision for leave pay	79	136
- Provision for bonuses	1,238	454
- Provision for settlement of employee taxes	-	795
- Provision for diminution in value of shares	2,681	-
- Other provisions	-	516
	15,045	**3,394**

9 LEASE OBLIGATIONS

	2005 US$'000	2004 US$'000
Present value of finance lease obligations payable within 1 year	1 452	2,794
Minimum lease payments	1,650	2,798
Finance charges	(198)	(4)
Present value of finance lease obligations payable within 2 to 5 years	1,560	2,063
Minimum lease payments	1,772	2,690
Finance charges	(212)	(627)
Payable in	3,422	5,488
- 2005	-	2,276
- 2006	1,650	1,492
- 2007	1,479	1,491
- 2008	246	229
- 2009	14	-
- 2010	14	
- Thereafter	19	-
Total debt	**3,012**	**4,857**
Short term portion of finance leases	1 452	2,794
Total long term debt	1,560	2,063

Finance leases were obtained for the purchase of equipment required for mining operations. Monthly instalments payable range from $0.6k (2004: $0.7k) to $35k (2004: $36k) and are repayable over various terms. Interest rates are linked to prime and range from prime less 2.5% to prime less 0.5%.

Included in the lease obligations are loans that are secured by a general notarial bond over all moveable assets..

10 SHORT TERM LOAN

	2005 US$'000	2004 US$'000
Convertible short term loan	-	8 140
Value of share options	-	(151)
Nedbank loan	993	-
Foreign exchange loss	-	873
Total liability	**993**	**8,862**

The convertible loan facility of $8.9 million, which was purchased by Eastbourne Capital Management LLC. from the original financier, bore interest at a 1.5% margin above the South African prime rate. This loan was fully settled in September and October 2005 through:

a) Conversion of the loan balance to shares of Aflease at an issue price of $0.49 per share plus a 3 year option with an exercise of $0.62 per Aflease share. The shares and warrants have since been converted to the equivalent of the Corporation's shares and warrants. The warrants are exercisable within 3 years from the date of issue; and
b) Settlement of $157 thousand of the loan through cash.

The Nedcor loan represents draw-downs on a facility availed by Nedcor Securities on the back of Aflease's investment in Randgold shares. This loan attracts interest at a flat rate of 7.75% per annum. The loan has no fixed repayment terms.

11 ASSET RETIREMENT OBLIGATIONS

	Klerksdorp Operations US$'000	New Kleinfontein US$'000	TOTAL 2005 US$'000	TOTAL 2004 US$'000
Opening balance	4,004	182	4,186	3,076
- Incurred during the year	-	-	-	-
- Settled	-	-	-	-
- Accretion expense	344	16	360	-
- Revision	-	-	-	468
- Foreign exchange loss	(432)	(20)	(452)	642
Closing balance	**3,916**	**178**	**4,094**	**4,186**
Amount owing to AFL Rehabilitation Trust	-	-	-	9
Total obligations	**3,916**	**178**	**4,094**	**4,195**

The rehabilitation trusts have been set up as sinking funds for the purposes of the environmental rehabilitation and closure costs. The trust deed prohibits use of the funds for any other purpose.

The fair value of the restricted assets at year end is $1.3 million. Refer note 6.

During 2004 an extensive independent and internal review was performed of the rehabilitation obligations at the operations. As stated in the Competent Person's Report signed in March 2004, the preliminary closure cost estimate for the existing infrastructure at the Klerksdorp Operations amounts to $4.0 million. The provision was therefore increased by $0.5 million from $3.6 million (after foreign exchange loss) to $4.1 million as at the end of December 2004. The remainder of the obligation relates to the East Rand region.

The associated long lived assets are in the East Rand and Klerksdorp regions. The liability for the entire East Rand excluding the old plant and slimes dam entails the plugging of the shafts and cover with topsoil. The old plant will be demolished and the small slimes dam will be cleaned, and vegetated. The open pit of the Dominion operations will be landscaped and covered with topsoil, vegetated and monitored for organic growth. There are also shafts that will be plugged and covered with topsoil. The Corporation is in the process of compiling a rehabilitation programme for the two slimes dams at Dominion. The plant will also be demolished at the end of the life of mine. The demolished old plant might be used in future for additional plant facilities.

The above table provides a reconciliation of the present value of the liability at year end:

The following are the key assumptions used in the model:

(i) The total undiscounted and uninflated amount of the estimated cash flows is $5.8 million
(ii) It is estimated that the liability in respect the Klerksdorp Operations will be payable 11 years hence and the New Kleinfontein Group liability, 5 years hence.
(iii) Inflation of 5% and a discount rate of 9.65% were used to discount nominal future liabilities.

AFL Rehabilitation Trust is a trust set up as a sinking fund for the Corporation's mine rehabilitation and closure costs.

12 SHARE CAPITAL

On December 8, 2005, sxr Uranium One Inc. was created through the reverse acquisition of Southern Cross Resources Inc. by Aflease Gold and Uranium Resources Limited ("Aflease"). See note 1.1 for the acquisition terms. Below is disclosure of the movement of the Corporation's share options as well as disclosure of the Corporation's shares in issue as at December 31, 2005.

	Number of shares		Value of shares	
Ordinary Shares	**2005**	**2004**	**2005** US$'000	**2004** US$'000
Opening balance of common shares in issue	336,451,321	210,952,406	80,736	52,495
Common shares issued in public or private offering	50,325,405	31,675,250	35,508	9,836
Shares issued in settlement of Eastbourne Capital loan (refer note 10)	21,535,107	-	9,312	-
Shares bought back by subsidiary	-	(4,000,000)	-	(12)
Shares sold by subsidiary	-	4,000,000	-	12
Share swap issue (refer note 7)	-	94,000,000	-	19 154
Cancelled during the year	-	(300,000)	-	(296)
Exercise of stock options	998,288	123,665	634	-
Share issue costs			(6,220)	(453)
Closing balance of issued and outstanding shares on December 8, 2005	**409,310,121**	**336,451,321**	**119,970**	**80,736**
Conversion of Aflease shares to sxr Uranium One Inc. shares at a ratio of 0.9	368,379,109		119,970	
Share consolidation: 1 share for every 5 shares held	73,675,822		119,970	
Acquisition of Southern Cross Resources Inc. (refer to note 21)	15,427,992		95,976	
Warrants issued after December 8, 2005			177	
Closing balance of issued and outstanding shares on December 31, 2005	**89,103,814**		**216,123**	

13 CONTRIBUTED SURPLUS

The following table details the movements of contributed surplus during the year:

	Warrants	Options	TOTAL 2005	TOTAL 2004
	US$'000	US$'000	US$'000	US$'000
At the beginning of the year	217	2,573	2,790	1,276
Share options expensed	-	7,240	7,240	1,324
Share options exercised	-	(259)	(259)	(27)
Warrants issued to Eastbourne Capital LLC.	-	-	-	217
Warrants issued to BMO Nesbitt	1,773	-	1,773	-
Warrants exercised	(177)	-	(177)	-
At the end of the year	**1,813**	**9,554**	**11,367**	**2,790**

Options

Under the Corporation's Option plan, options granted are non-assignable and may be granted for a term not exceeding ten years. The plan is administered by the Board of Directors, which determines individual eligibility under the plan, number of shares reserved for optioning to each individual (not exceeding 50% of issued and outstanding shares to any one individual) and any vesting period which is generally one-third on grant date, one-third on the first anniversary of the grant date and the remainder on the second anniversary of the grant date. The maximum number of shares of the Corporation that are issuable pursuant to the plan is limited to 10% of issued and outstanding shares. On December 8, 2005, the Corporation issued replacement share options to Aflease's as well as to SXR Inc.'s employees. The replacement options were issued on the same basis as the replacement shares to shareholders. Below is disclosure of the movement of Aflease's share options as well as a reconciliation to the Corporation's share options outstanding on December 31, 2005.

The fair value of stock options used to calculate compensation expense has been estimated using the binomial option pricing model with the following assumptions:

	Dec 31, 2005	Dec 8, 2005	Dec 31, 2004
Risk free interest rate: Canadian rates (Dec 8 and 2004: South African rates)	3.70% - 4.12%	7.41% - 12.41%	13.42%
Expected dividend yield	0%	0%	0%
Expected volatility of the Company's share price	61%	41% - 176%	53% - 62%
Average expected life of option - for options with 5 years to expiry	3.88 years	4.20 years	3.04 years
Average expected life of option - for options with 1 year to expiry	0.95 years	-	-

Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore, the existing models do not necessarily provide a reliable measure of the fair value of the Company's stock options.

The following is a summary of the Corporation's options granted under its stock-based compensation plan:

	Number of options		Weighted Average Exercise Price	
	2005	2004	2005	2004
			US$	US$
At the beginning of the year	13,139,178	8,045,443	0.47	0.61
Granted during the year	12,759,147	9,575,239	0.46	0.27
Exercised during the year	(997,130)	(123,665)	0.40	0.29
Forfeiture of share options	(784,847)	(4,357,839)	0.36	0.51
At the end of the year	**24,116,348**	**13,139,178**	**0.47**	**0.47**
Replacement options issued to Aflease at a conversion rate of 0.18	4,340,943			
Southern Cross options converted at a rate of 0.20	927,667			
Outstanding options as at December 31, 2005	**5,268,610**		**2.74**	

The stock option compensation expense for 2005 was $7.2 million (2004: $1.3 million). As at December 31, 2005 the aggregate unexpensed fair value of unvested stock options granted amounted to $6.4 million (2004: $3.6 million).

The following table summarizes certain information about the Corporations stock options outstanding at December 31, 2005:

	Options outstanding			Options exercisable	
Range of Exercise Prices US$	**Number outstanding as at Dec 31, 2005**	**Weighted average remaining life** years	**Weighted average exercise price** US$	**Number exercisable as at Dec 31, 2005**	**Weighted average exercise price** US$
1.15 to 1.73	2,232,903	4.85	1.46	1,282,327	1.45
2.19 to 2.68	333,445	4.88	2.32	221,741	2.32
3.15 to 3.98	1,788,744	4.17	3.55	1,373,081	3.57
4.05 to 4.32	699,803	4.07	4.16	409,702	4.18
5.06 to 5.52	213,715	2.93	5.31	164,359	5.26
	5,268,610	**4.44**	**2.74**	**3,451,210**	**2.85**

Options exercised during January 2004 resulted in 17,000 shares being issued at a price of $0.13; 53,333 shares at a price of $0.32 each and 6,667 shares at a price of $0.26 each.

Options exercised during April 2004 resulted in 46,665 shares being issued at a price of $0.28 each.

Options exercised during the first quarter 2005 resulted in 19 366 shares being issued at a price of $0.44.

88 620 options were exercised during the third quarter of the year resulting in that many shares being issued at an average price of $0.41.

Options exercised during the fourth quarter of the year resulted in 889 144 shares being issued at an average price of $0.23.

None of the replacement options were exercised in the 2005 financial year.

Warrants

	Number of warrants		Allocated value		Average exercise price	
	2005	2004	2005	2004	2005	2004
			US$'000	US$'000	US$	US$
At the beginning of the year	3,876,319	-	217	-	2.73	
Issued to Eastbourne Capital LLC.	-	3,876,319	-	217	-	2.73
Issued to BMO Nesbitt	1,800,000	-	1,773	-	5.39	-
Warrants acquired	300,000	-	-	-	5.96	-
At the end of the year	5,976,319	3,876,319	1,990	217		

The fair value of the Eastbourne warrants was valued, for Canadian GAAP purposes, at $0.2 million on December 31, 2004. The warrants have a term of 3 years from the date of issue and expire on September 23, 2008.

The fair value of the BMO warrants was valued at $1.8 million on December 30, 2005 using the binomial option pricing model with the following assumptions: United States zero coupon rates of between 4.39% and 4.83%, expected dividend yield of nil, expected 90 day volatility of 51.5% and expected warrants term of 1.18 years.

The expiry date of the these warrants is the later of (i) March 5, 2007 and (ii) the expiry of 12 months from the date on which ordinary SXR shares become listed on Toronto Stock Exchange ("TSX").

Warrants acquired represent those acquired from Southern Cross through the reverse take over. These warrants expire on September 17, 2007 and the beneficiary is Pitchstone Exploration Ltd. Refer note 23.

14 REVENUE

	2005	2004
	US$'000	US$'000
Gold sales	2,730	1,892
Sundry income	770	609
- Royalties	-	543
- Sundry	770	66
	3,500	2,501

In the previous year, royalties were received from Petrex (Proprietary) Limited, for mining on property owned by New Kleinfontein Mining Company Limited, a wholly owned subsidiary of Aflease Gold and Uranium Resources Limited.

15 COST OF SALES

	2005	2004
	US$'000	US$'000
Cash operating costs	6,454	2,574
Depreciation and amortization	767	179
Write down of inventory	-	631
Write down of heap leach and other inventory items	-	1,934
Impairment of property, plant and equipment	-	2,984
	7,221	8,302

16 EXPLORATION EXPENDITURE

	2005 US$'000	2004 US$'000
Exploration and pre-feasibility expenditure	(9,570)	(996)
Bankable feasibility	(1,449)	-
	(11,019)	**(996)**

17 INCOME TAXES

	2005 US$'000	2004 US$'000
South African taxation – current	-	-
Future income taxes	-	-

A reconciliation between the average effective tax rate and the applicable tax rate is presented below:

Income tax rate reconciliation

	%	%
Statutory rate of taxation	34.12%	30.00%
Income not subject to tax	0.44%	(0.07%)
Expenses not deductible for tax purposes	(23.15%)	20.64%
Future taxes not provided	(2.17%)	(50.57%)
Adjustment due to different tax rate - Australia	(4.12%)	-
Adjustment due to different tax rate - South Africa	(5.12%)	-
Effective tax rate	-	-

Gold mining tax on mining income is determined by taking into account the taxable income, total mining income and capital expenditure from mining operations during the year. Various Group jurisdictions are regulated by their respective tax regimes. No mining tax was payable in 2005 as the Corporation has an estimated unredeemed capital expenditure balance of $44.1 million (2004: $40.0 million) and calculated tax losses balance of $77.2 million (2004: $34.3 million). This is made up as follows:

	Unredeemed capital expenditure		Tax losses	
	2005 US$'000	2004 US$'000	2005 US$'000	2004 US$'000
South Africa	44,075	40,035	50,509	34,296
Canada	-	-	21,125	-
Australia	-	-	5,592	-
	44,075	40,035	77,226	34,296

The mining tax rates utilized as at December 31, 2005 were 34.12% in Canada, 30% in Australia and 29% in South Africa.

These future deductions are utilizable only against income generated from the Corporation's current mining operation and do not expire unless the mine ceases to trade.

Non-mining taxable income, which consists primarily of net interest received, was shielded against mining tax losses that were not ring-fenced for tax purposes. In South Africa, the Corporation is exempt from payment of secondary taxation on companies, having made an election to be taxed based on the "gold tax formula".

Except to the extent disclosed below, a net future tax asset arising from tax losses and unredeemed capital expenditure, has not been recognized in the current period as its recoverability is not more likely than not.

The Corporation's future income tax assets as at December 31, 2005 and 2004 are summarized below. These amounts incorporate the unredeemed capital expenditure as well as the tax loss balances referred to above multiplied by the applicable tax rates.

	2005 US$'000	2004 US$'000
Mining Assets	(33,043)	(10,493)
Non-mining assets	(3,719)	(68)
Provisions	1,300	(1,456)
	(35,462)	(12,017)
Unredeemed capital expenditure	12,782	18,366
Taxation losses	22,893	15,778
Net future income tax asset	213	22,127
Adjustment due to different tax rates per various jurisdictions	386	-
Valuation adjustment	(21,755)	(22,127)
Net future income tax liability recognized	**(21,156)**	-

The Company has recorded a valuation allowance in the amount of $21.8 million as at December 31, 2005 (2004 - $22.1 million) because management believes that the future income tax assets are not more likely than not to be realized in the carry-forward period.

The revaluation of mining assets arose on the fair valuation of assets that formed part of the reverse take over of Southern Cross by Aflease. In compliance with accounting practice, a future tax liability on this revaluation was recognized to the extent that the ring-fenced future tax asset of $2.5 million was insufficient to off-set the full liability of $23.7 million.

18 BASIC LOSS PER SHARE AND FULLY DILUTED LOSS PER SHARE

	2005 US$'000	2004 US$'000
Basic loss per share:		
Net loss ($'000)	(41,740)	(14,763)
Weighted average number of shares outstanding	71,139,266	43,661,816
Fully diluted loss per share:		
The calculation of fully diluted basic loss per share is based on net loss of the year of ($'000)	(41,740)	(14,763)
and a weighted average number of shares outstanding of	71,139,266	43,661,816

The dilutive effects of warrants and employee stock options were not taken into account during the current or prior financial year as the warrants and options bore no profit potential for the beneficiaries.

19 COMMITMENTS

	2005 US$'000	2004 US$'000
Capital expenditure commitments contracted for	37,931	-
Capital expenditure commitment authorized by the Directors but not yet contracted for	113,857	150,230
	151,788	150,230
Payable in	151,788	150,230
- 2005		15,241
- 2006	151,788	134 989
- 2007	-	-
- 2008	-	-
- 2009	-	-
- 2010	-	
- Thereafter	-	-

The capital commitment relates to capital expenditure on the Bonanza and Modder East projects.

20 FINANCIAL INSTRUMENTS

Financial risk factors

The Corporation's activities expose it to a variety of financial risks, including the effects of changes in debt and equity market prices, foreign currency exchange rates and interest rates. The Corporation's overall risk management programme focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the financial performance of the Corporation. The Corporation does not hedge its exposure to foreign currency exchange risk.

Risk management carried out by the Corporation is approved by the Board of Directors.

(i) Foreign exchange risk

The Corporation is exposed to foreign exchange risk arising predominantly from foreign currency denominated sales. The Corporation, however, does not hedge its exposure to foreign currency exchange risk.

(ii) Interest rate risk

The Corporation's income and operating cash flows are substantially independent of changes in market interest rates. The Corporation has no set policy on maintenance of a set proportion of borrowings in fixed rate instruments versus variable instruments. At the year end no debt was at fixed rates.

(iii) Credit risk

The Corporation has no significant concentrations of credit risk. The Corporation has policies in place to ensure that sales of products and services are made to customers with an appropriate credit history. The Corporation has policies that limit the amount of credit exposure to any one financial institution.

(iv) Liquidity risk

Prudent liquidity risk management implies maintaining sufficient cash and marketable securities, the availability of funding through an adequate amount of committed credit facilities and the ability to close out market positions.

Fair value estimation

The fair value of publicly traded derivatives and trading securities is based on quoted market prices at the balance sheet date. In assessing the fair value of other financial instruments, the Corporation uses a variety of methods and makes assumptions that are based on market conditions existing at each balance sheet date. Option pricing models and estimated discounted value of future cash flows, are used to determine fair value for the remaining financial instruments.

The face values less any estimated credit adjustments for financial assets and liabilities with a maturity of less than one year are assumed to approximate their fair values. The fair value of financial liabilities for disclosure purposes is estimated by discounting the future contractual cash flows at the current market interest rate available to the Corporation for similar financial instruments.

The actual disclosed values of the financial instruments all approximate the fair values of these instruments.

21 REVERSE TAKE OVER OF SOUTHERN CROSS RESOURCES INC.

The aggregate fair values of assets acquired and liabilities assumed on the purchase of Southern Cross Resources Inc. were as follows:

	US$'000
Property, plant and equipment	32,373
Undeveloped properties	76,490
Other assets	96
Receivables and prepayments	2,541
Cash	8,389
Interest bearing borrowings	(79)
Trade and other payables	(2,678)
Future taxation liability	(21,156)
Purchase price	95,976
Cash taken over	8,389
Shares consideration	(95,976)
Net Cash Flow	8,389

The terms of the purchase price were agreed between the parties in terms of an agreement of acquisition dated September 14, 2005. The effective date of the reverse take over was December 8, 2005.

22 NON-CASH TRANSACTIONS

In the current financial year the merger between Southern Cross and Aflease was accomplished through the issue of 0.9 new Southern Cross shares for each Aflease issued and outstanding share, as detailed in note 1.1.

During the previous financial year, the Corporation issued 94.0 million ordinary shares in exchange for 9.4 million Randgold and Exploration Company Limited ordinary shares by way of a share swap agreement, as detailed in note 7.

These transactions have been excluded from the cash flow statement as it did not result in an exchange of cash.

23 JOINT VENTURE AGREEMENT

On September 7, 2004, Southern Cross entered into a Letter Agreement, (the "Joint Venture") with Pitchstone Exploration Ltd. ("Pitchstone"). The Corporation has an option to earn a 50% interest in the five properties located in the Athabasca Basin of Northern Saskatchewan for $3.9 million over a period of 3 years.

The Company must invest $3.4 million in exploration on the properties and make cash payments to Pitchstone of $0.3 million to acquire the 50% interest. The Corporation will invest $2.6 million over the first 3 years with a maximum of one-third during the first year, a minimum of one-third in the second year and the balance in the third year. The remaining $0.8 million is expected to be spent during the third year but the Corporation and Pitchstone can negotiate and mutually agree on an extension. If the Corporation terminates the 50% option prior to exercising, it will be required to pay the balance of $2.6 million dollars less expenditures incurred to the date of termination.

The terms of the Joint Venture included the issuance of 1 million common shares and 1.5 million share purchase warrants, half upon TSX approval and the balance by January 10, 2005. Pitchstone is the operator of the Joint Venture and is responsible for managing exploration programs on the properties as jointly agreed. The Corporation has the right to become operator under a number of conditions including if its interest in the Joint Venture increases to over 50%. The first tranche of shares and warrants (500,000 and 750,000 warrants respectively) issued in relation to the Joint Venture were valued at $528 thousand and $408 thousand respectively. The second tranche of shares and warrants issued on January 4, 2005, were valued on the same basis as the first tranche.
As at December 31, 2005 the Company had incurred $1.4 million (2004 - $0.2 million) of qualifying exploration expenses in connection with the Joint Venture.

24 SUBSEQUENT EVENTS

Aflease Gold Limited

During January 2006, Sub Nigel Gold Mining Company Limited ("Sub Nigel") acquired all of the issued and outstanding ordinary shares of New Kleinfontein Mining Company Limited ("New Kleinfontein"), a wholly-owned subsidiary of Aflease, and all amounts due by New Kleinfontein to Aflease on loan account. The net assets so acquired had a carrying value of $15.0 million at December 31, 2005 and the purchase consideration was $54.6 million, settled by issuing 339, 011, 680 new Sub Nigel ordinary shares to Aflease at $0.16 per share. Sub Nigel subsequently changed its name to Aflease Gold Limited. Through this transaction, Aflease now owns 80% of Aflease Gold.

Capital raising

On February 17, 2006 the Corporation announced the closing of a private placement of 22,300,000 of its common shares, at a price of $6.64 per share for aggregate gross proceeds of $148 million.

Options

On February 22, 2006 the Corporation granted a further 1,746,530 options in terms of its stock-based compensation plan. The options were granted at an exercise price of $6.80 each.

25 SEGMENTED INFORMATION

A business segment is a group of assets and operations engaged in providing products or services that are subject to risks and returns that are different from those of other business segments. The Corporation is managed according to the same segments.

For the year ended December 31, 2005:

	Total South Africa US$'000	Total Australia US$'000	Total Canada US$'000	2005 TOTAL US$'000
Gold Sales	2,730	-	-	2,730
Cost of Sales	(7,039)	(180)	(2)	(7,221)
Gross loss	**(4,309)**	**(180)**	**(2)**	**(4,491)**
Sundry income	768	2	-	770
General and administrative expenditure	(5,584)	151	(106)	(5,539)
Share options expensed	(7,052)	-	(188)	(7,240)
Exploration expenditure	(10,342)	-	(677)	(11,019)
Other net income/(costs)	265	-	-	265
Operating loss	**(26,254)**	**(27)**	**(973)**	**(27,254)**
Interest received	1,054	-	11	1,065
Interest paid	(2,480)	-	-	(2,480)
Profit on disposal of investments	27	-	-	27
Fair value adjustment of short-term investments	(2,169)	-	-	(2,169)
Impairment of investments	(10,929)	-	-	(10,929)
Loss before income taxes	**(40,751)**	**(27)**	**(962)**	**(41,740)**
Provision for income taxes	-	-	-	-
Net loss	**(40,751)**	**(27)**	**(962)**	**(41,740)**
Total assets	**34,189**	**69,700**	**75,036**	**178,925**
Total liabilities	**(20,178)**	**(1,040)**	**(23,082)**	**(44,300)**
Other segment items				
Capital expenditure	14,688	74	-	14,762
Amortization and depreciation	752	13	2	767

For the year ended December 31, 2004

	Total South Africa US$'000	Total Rest of world US$'000	2004 TOTAL US$'000
Gold Sales	**1,892**	**-**	**1,892**
Cost of Sales	(8,302)	-	(8,302)
Gross (loss)/profit	**(6,410)**	**-**	**(6,410)**
Sundry income	609	-	609
General and administrative expenditure	(2,225)	-	(2,225)
Share options expensed	(1,324)	-	(1,324)
Exploration expenditure	(996)	-	(996)
Other net income/(costs)	(1,055)	-	(1,055)
Operating (loss)/profit	**(11,401)**	**-**	**(11,401)**
Interest received	251	-	251
Interest paid	(1,678)	-	(1,678)
Profit on disposal of investments	737	-	737
Fair value adjustment of short-term investments	(2,672)	-	(2,672)
(Loss)/profit before income taxes	**(14,763)**	**-**	**(14,763)**
Provision for income taxes	-	-	-
Net (loss)/profit for the year	**(14,763)**	**-**	**(14,763)**
Total assets	**59,746**	**-**	**59,746**
Total liabilities	**(21,308)**	**-**	**(21,308)**
Other segment items			
Capital expenditure	6,144	-	6,144
Amortization and depreciation	179	-	179

corporate information

Corporate Office
sxr Uranium One Inc.
Block A, Empire Park
55 Empire Road, Parktown
South Africa, 2193
Telephone: +27 (11) 482-3605
Facsimile: +27 (11) 482-3604
E-mail: info@uranium1.com
Website: www.uranium1.com

Canadian Office
sxr Uranium One Inc.
26 Wellington Street East, Suite 820
Toronto, Ontario M5E 1S2
Telephone: (416) 350-3657
Facsimile: (416) 363-6806
E-mail: info@uranium1.com
Website: www.uranium1.com

Australian Office
Southern Cross Resources Australia (Pty) Ltd.
75a Magill Road, Stepney
South Australia, 5069
Telephone: (61-8) 8363-7006
Facsimile: (61-8) 8363-7009
E-mail: info@uranium1.com
Website: www.uranium1.com

Registrar and Transfer Agent
Computershare Investor Services
100 University Avenue, 8th Floor
Toronto, Ontario M5J 2Y1
Telephone: (416) 981-9500
Facsimile: (416) 981-9800

Auditors
PricewaterhouseCoopers LLP
Royal Trust Tower, TD Centre
77 King Street West
Toronto, Ontario M5K 1G8
Telephone: (416) 863 1133
Facsimile: (416) 814 3220

Legal Counsel
Davis & Company LLP
2800 Park Place, 666 Burrard Street
Vancouver, BC V6C 2Z7
Telephone: (604) 643 6313
Facsimile: (604) 605 3727

Stock Exchange Listings
The Toronto Stock Exchange
Trading Symbol: SXR
The Johannesburg Securities Exchange
Trading Symbol: SXR

ANNUAL MEETING
The Annual General meeting of Shareholders will be held on June 7, 2006.



Management Discussion and Analysis

SXR uraniumone

management discussion and analysis

Management's Discussion and Analysis of Financial Condition and Results of Operations

for the year ended December 31, 2005

Set out below is a review of the activities, results of operations and financial condition of sxr Uranium One Inc. ("Uranium One") and its subsidiaries for its 2005 and 2004 financial years, together with certain trends and factors that are expected to impact its 2006 financial year. This information is presented as of March 28, 2006. The discussion below should be read in conjunction with the audited consolidated financial statements of Uranium One for the years ended December 31, 2005 and 2004 and the notes thereto (referred to herein as the "consolidated financial statements"). Uranium One's consolidated financial statements and the financial data set out below have been prepared in accordance with Canadian generally accepted accounting principles. All amounts in this report are in US dollars, except where otherwise indicated.

Uranium One, formerly Southern Cross Resources Inc. ("Southern Cross"), is a Canadian corporation engaged in the acquisition, exploration and development of properties for production of uranium in South Africa, Australia and Canada and gold in South Africa.

In December 2005, Southern Cross Resources Inc. was acquired by way of a reverse take-over by Aflease Gold and Uranium Resources Limited ("Aflease") pursuant to a scheme of arrangement under the *Companies Act, 1973* (South Africa). The scheme of arrangement was finalized on December 8, 2005, being the date that the last condition precedent was met. In connection with this acquisition, Southern Cross filed articles of amendment to change its corporate name to "SXR Uranium One Inc." and to consolidate its outstanding common share capital on a 5:1 basis.

The business combination was accounted for by the purchase method pursuant to Canadian generally accepted accounting principles. The results of operations of Southern Cross have been included with effect from December 9, 2005. The consolidated balance sheet at December 31, 2005 reflects the financial position of Uranium One and its subsidiaries. Comparative information presented in this discussion is that of Aflease.

Uranium One's securities are traded on the Toronto Stock Exchange and the JSE Limited (the Johannesburg stock exchange).

This Management Discussion and Analysis includes certain forward-looking statements. Please read the cautionary note at the end of this report.

GENERAL

Uranium One's principal assets are the Dominion Uranium Project in South Africa, the Honeymoon Uranium Project in Australia and, through its approximately 79%-owned subsidiary, Aflease Gold, the Modder East Gold Project in South Africa. In addition, Uranium One operates the Bonanza Gold Project, a small, developmental-stage gold mining operation in South Africa, as a component of the Dominion Uranium Project.

Uranium One has agreed to sell an undivided 26% interest in the Dominion Uranium Project and the Bonanza Gold Project to its black economic empowerment joint venture partner, Micawber 397 (Proprietary) Limited ("Micawber"). Aflease and Micawber have agreed to contribute their interests in these assets to a joint venture, to be managed by Aflease, and to fund the development and operation of those assets in accordance with their respective joint venture interests. The purchase price payable by Micawber for its 26% interest is an amount, in cash, equal to 26% of the net present value of the Dominion and Bonanza assets at the date (not later than three years after receipt by Micawber of its first joint venture distribution) when Micawber elects to pay at least 20% of the purchase price. After payment of the first 20%, Micawber is obliged to pay at least 20% of the purchase price during each subsequent three year period until the purchase price is paid in full. The Micawber transaction will be accounted for when the risks and rewards of the transaction are deemed to have passed to Micawber.

Dominion Uranium Project

The Dominion and Bonanza Projects occupy an area of approximately 154 square kilometres in the West Rand basin, some 10 kilometres southwest of the Town of Klerksdorp, approximately 150 kilometres west-southwest of Johannesburg, South Africa.

Work on the establishment of the new Dominion Uranium project was expedited during the year. Following receipt in April 2005 of "new order" prospecting rights and the completion in May 2005 of a SAMREC-compliant mineral resource statement, a mine plan was developed for exploitation of the deposit. This plan formed the basis of the decision by the former board of Aflease in July 2005 to proceed with mine development. Uranium One is currently completing a feasibility study for the first phase of the Dominion Uranium Project.

Development of the R1 decline portal started in November 2005. Partial re-commissioning of the Dominion incline shaft is planned to speed up R1 decline development. Portal development of an additional decline (D1) will commence in 2006. Design and procurement of equipment for the upgrading of Eskom electrical substations started at the end of 2005. Designs for the process and potable water supplies have been completed and negotiations with relevant authorities are scheduled for 2006 to secure future supply.

In June 2005, an order for the process review, upfront engineering and a definitive cost estimate for the planned Dominion uranium plant was placed with Bateman Africa. Process review and upfront engineering were completed in December 2005. In October 2005, an order was also placed with Bateman Africa to commence with the engineering, procurement, construction and management of the new uranium plant. Bulk earthworks activity commenced at the site in November 2005; by the end of December, orders for all long lead time items, including the autoclaves for the pressure leach process, had been placed.

Honeymoon Uranium Project

The Honeymoon Uranium Project is located in northeast South Australia, approximately 75 kilometres northwest of Broken Hill, New South Wales. The Goulds Dam component of the Project is located some 75 kilometres to the west northwest.

During the year, Uranium One invested $1.0 million in exploration and development of its South Australian uranium properties. The activities involved drilling at Honeymoon, including Goulds Dam, and at the Katchiwilleroo and Ethiudna properties. Drilling and exploration activities are continuing in 2006 at all four properties.

Bonanza Gold Project

During 2005, the Bonanza operation achieved 4,762m of development and 30,587m^2 of production during 2005. 127,360 tons were milled at a recovery grade of 1.57g/t, producing 200kg (6,430 oz) of gold for 2005. The first gold production occurred during the end of the 2nd quarter of 2005. In addition, a further 24,562 tons of surface material at a grade of 0.38g/t were treated, producing 9 kg (289.4 oz) of gold. Production was constrained by a highly geologically disturbed mining area with severely erratic grades. Development of the two main development ends, 105 level and the Tammy decline shaft, has been adversely affected by the intersection of an extensive zone of highly disturbed water-bearing ground. This resulted in the curtailment of major development in the second half of the year and has delayed the establishment of production area in the higher grade southern half of the mine by at least 8 months.

Modder East Gold Project

The Modder East Gold Project is located approximately 30 kilometres east of Johannesburg, South Africa. The Project is held by the former Sub Nigel Gold Mining Company (renamed Aflease Gold Limited on the completion of the reverse take-over of Sub Nigel Gold Mining Company by a subsidiary of Uranium One in January 2006). As of the date hereof, Uranium One holds approximately 79% of the shares of Aflease Gold Limited.

Exploration work at Modder East continued in 2005, with a surface drilling program of some 15,181 metres of drilling (including 2,337 metres of deflections). An additional 505 metres of drilling was completed in December 2005. Drilling is ongoing in connection with a feasibility study for the Project expected to be completed during the second quarter of 2006.

SELECTED FINANCIAL INFORMATION

The table below sets forth selected financial data relating to Uranium One's years ended December 31, 2005, 2004 and 2003. This financial data is derived from Uranium One's audited consolidated financial statements which are prepared in accordance with Canadian GAAP. All figures are in thousands of US dollars, except per share amounts; earnings per share data is presented in cents.

	Years Ended December 31		
	2005	2004	2003
Total gold sales	2,730	1,892	13,361
Sundry income	770	609	-
Income (loss) from operations	(27,254)	(11,401)	(58,053)
Net income (loss)	(41,740)	(14,763)	(59,270)
Net income (loss) per share - basic	(58.67)	(33.81)	(156.09)
Net income (loss) per share - diluted	(58.67)	(33.81)	(156.09)
Total assets	178,925	59,746	39,283
Long term financial liabilities	26,810	6,258	12,552
Short term financial liabilities	17,490	15,050	9,690

RESULTS OF OPERATIONS

Revenue and operation results of gold production

During the year ended December 31, 2005, Uranium One produced and sold 209kg (6,719.4 oz) of gold from the Bonanza Project, of which 9kg (289.4 oz) were produced from the processing of stock-piled ore at an average price of $406/oz. During the year ended December 31, 2004, Uranium One produced and sold 146kg (4,639.9 oz) of gold, all of which were produced from the processing of stock-piled ore from the former Inner Basin open cast mine, at an average gold price of $399/oz.

Revenue from gold production increased to $2.7 million for the year ended December 31, 2005 (2004 - $1.9 million) due to the resumption of gold production from the Bonanza underground mine in June 2005.

For the year ended December 31, 2005, the cost of gold production was $1,075/oz due to high unit costs resulting from low volumes during the start-up phase of operations at Bonanza and delays in development resulting from the intersection of poor ground conditions and water-bearing structures. For the year ended December 31, 2005, the loss from gold production (before other operating expenses, including exploration, administration and sundry income) decreased to $4.5 million, compared with a loss of $6.4 million for the prior year.

General and administrative expenditure

Expenditures for the year ended December 31, 2005 were $5.5 million, $3.3 million higher than the comparative 2004 period, as a result of Uranium One's change in focus in 2005 to developing the company's South African uranium and gold properties, as well as increased corporate activity.

Exploration expenditure

Included in the operating loss is exploration expenditure, which increased significantly to $9.6 million for the year ended December 31, 2005 from $1 million for the year ended December 31, 2004. An additional $1.4 million in exploration expenditure was incurred during the year in connection with the ongoing feasibility study for the Dominion Project.

Exploration expenditure has increased in line with Uranium One's increased focus on advancing its properties towards commercial production, including the delineation of additional mineral resources. At Dominion, the increased exploration activity has yielded a significantly increased mineral resource and reserve base and increased geological confidence in the Project's mineral resources.

Impairment of property, plant and equipment

Due to the suspension of mining activities at the Inner Basin in December 2003, a substantial portion of Uranium One's then mineral reserves were reclassified as mineral resources, resulting in an impairment and write-down of some long-lived assets. There were, however, certain items that required further impairment at the end of the year ended December 31, 2004. This impairment amounted to $4.9 million, $3 million of which followed on an auction at which the assets could not be sold and it was decided to reduce the carrying value of the assets to $0.9 million.

There was no impairment of assets in the 2005 financial year.

Other costs

There were no expenses associated with the raising of debt financing in 2005, compared with a cost of $1.3 million in 2004. The balance of $0.3 million in 2005 relates to profit on the sale of assets, which decreased from $0.8 million in 2004. There were also rehabilitation and decommissioning and retrenchment costs of $0.5 million in 2004, which did not re-occur in 2005.

Operating loss

Operating losses for the year ended December 31, 2005 increased by $15.9 million to $27.3 million, compared with operating losses of $11.4 million in the prior year. The losses included an increase of $3.0 million in losses from gold production due to unanticipated ground conditions and resulting delays in the development at Bonanza, as well as expenses incurred in the course of Uranium One's growth plan of $3.3 million in general administrative expenses, $8.6 million in exploration expenditures, $1.4 million in connection with the Dominion feasibility study and $5.9 million in expensing of share options, a decrease in the impairment of assets of $4.9 million (as there was no impairment of assets in 2005) and a decrease in the other costs of $1.3 million.

Finance cost

Net finance cost amounted to approximately $1.4 million for both the year ended December 31, 2004 and the year ended December 31, 2005. Finance costs for these two years related predominantly to the loan servicing cost of equipment used in Uranium One's operations, a loan received from Nedbank Limited that was retired at the end of 2004 and the loan obligation to Eastbourne Capital Management LLC retired in September 2005 described in more detail below.

Taxes

Gold mining tax on mining income is determined by taking into account the taxable income, total mining income and capital expenditure from mining operations during the year. No mining tax was payable in 2005 as Uranium One has an estimated unredeemed capital expenditure balance of $44.1 million (2004: $40.0 million) and a calculated tax losses balance of $77.2 million (2004: $34.3 million). The mining tax rates utilized as at December 31, 2005 were 34.12% in Canada, 30% in Australia and 29% in South Africa.

These future deductions are utilizable only against income generated from Uranium One's current mining operations and do not expire unless Uranium One ceases operation for a period longer than one year. Non-mining taxable income, which consists primarily of net interest received, was shielded against mining tax losses that were not ring-fenced for tax purposes. Uranium One is exempt from payment of secondary taxation on companies.

In February 2006, the South African tax authorities issued income tax assessments for Aflease for the tax years from 1998 to 2001. The tax authorities made substantial adjustments to the income tax returns submitted by Aflease for these taxation years. These adjustments are primarily in respect of the disallowance of deductions for capital expenditure and the disallowance of mining contractor fees paid to a subsidiary company. At December 31, 2005, the potential tax liability of these adjustments was $4.9 million (Rand 31.2 million), including interest. Aflease has lodged objections to these assessments and has been advised that it has reasonable grounds to believe that these adjustments will be reversed by the taxing authorities.

DISCUSSION OF CASH FLOWS

Cash outflow from operating activities was $14.0 million in 2005, compared with $7.3 million in 2004, due to an increase of $8.6 million in exploration expenditure, an expense of $1.4 million incurred in connection with the Dominion feasibility study, an increase of $3.3 million in general and administrative expenditure and an increased cash loss on gold production of $3.7 million (excluding the write-down of inventory and other assets during 2004). These increased cash costs were offset by a decrease in other costs (excluding profit on disposal of assets) of $1.8 million and an increase in the movement of trade and other payables of $9.5 million.

Cash inflow from financing activities was $20.5 million in 2005, compared with $4.5 million in 2004. This principally resulted from a private placement in July 2005 of 32 million ordinary shares of Aflease (5,760,000 post-consolidation shares) at a price of $0.64 (Rand 4.25) per share, for aggregate gross proceeds of $20.5 million (Rand 136 million), and the issuance by Aflease of 18.3 million shares (3.3 million post-consolidation shares) in a number of small private placements throughout the year for net proceeds of $15.7 million (Rand 102.3 million), at an average price of $0.85 (Rand 5.58) per share. The net proceeds of these placements were used to fund the development of the Dominion Uranium Project and for general corporate purposes.

In September 2005, Aflease issued 21.5 million shares (3.9 million post-consolidation common shares) to Eastbourne and an equivalent number of share purchase warrants to settle a loan agreement entered into in 2004 between Aflease and Randgold and Exploration Company ("Randgold") which had been purchased by Eastbourne in December 2004.

In 2004, concurrently with the Randgold loan transaction, Aflease entered into a share swap transaction with Randgold pursuant to which it acquired 9.4 million Randgold shares in exchange for the issuance of 94 million Aflease shares. In 2005, Aflease used a futures-related structure to raise finance against its investment in Randgold shares. Additional futures in Randgold were purchased on August 10, 2005. This acquisition is accounted for as pure derivative and its carrying value represents its mark-to-market value due to or owed by Uranium One. The value of Uranium One's Randgold shares is unclear and therefore it was impaired to zero as at December 31, 2005. The finance raised against the investment as at December 31, 2005 was $1.0 million.

In January 2005, trackless equipment to the value of $1.9 million was financed through Wesbank Limited, at an interest rate of South African prime less 1%. The outstanding balance on December 31, 2005 was $1.1 million.

On August 11, 2005, Southern Cross completed a private placement of (i) 2,727,300 flow-through common shares (545,460 post-consolidation shares) at $0.91 (Canadian $1.10) per share for aggregate proceeds of $2,494,828 (Canadian $3,000,030) and (ii) 3,157,895 non flow-through common shares (631,579 post-consolidation shares) at $0.79 (Canadian $0.95) for aggregate proceeds of $2,494,802 (Canadian $3,000,000), for total gross proceeds of $4,989,630 (Canadian $6,000,030).

On February 17, 2006, Uranium One completed a private placement of 22,300,000 common shares at a price of $6.64 (Canadian $7.65) per share, for gross proceeds of $148,060,233 (Canadian $170,595,000). The net proceeds of $139,916,920 (Canadian $161,212,275), after 5.5% agents' commission of $8,143,313 (Canadian $9,382,725), are being used primarily for the development of the Dominion property.

DISCUSSION OF FINANCIAL POSITION AND LIQUIDITY

Cash and Non-Cash Assets

Cash balances available at December 31, 2005 increased to $10.9 million (December 31, 2004 - $0.2 million) primarily due to increased financing and capital raising activities.

Accounts receivable increased to $8.8 million at December 31, 2005 (December 31, 2004 - $5.1 million). The increase was largely due to the following factors:

- a decrease in trade receivables of $2.7 million due to the receipt of the proceeds of shares issued late in 2004 that were held in escrow over the year end;
- an increase in value-added tax owed to Uranium One of $3.8 million attributable to the increased spending for the construction of the Dominion Uranium project; and
- an increase in pre-payments of $2.1 million due to a deposit to Eskom in respect of an electricity upgrade for the Dominion Uranium project.

Non-current assets increased to $158.5 million at December 31, 2005 (December 31, 2004 - $54.2 million). The increase is primarily related to the acquisition of the following undeveloped properties of the former Southern Cross Resources:

- Honeymoon Project ($34.7 million), Australia;
- Goulds Dam component of Honeymoon ($24.9 million), Australia;
- Billeroo/Karkarook ($43.2 million), Australia; and
- Athabasca ($2.7 million), Canada.

Mine development costs of $7.4 million were capitalized in respect of the Dominion Project.

The increase in non-current assets was offset in part by the reclassification (and subsequent write-down) of all investments in Randgold shares and futures to short term investments, amounting to $10.9 million.

Investing activities

As a result of the Aflease Randgold share swap, Aflease was left with 6 million Randgold shares as at December 31, 2004. This investment was carried at $11.7 million on December 31, 2004. As indicated above, Uranium One subsequently used a futures-related structure to raise finance against this investment.

The liquidity and marketability of 5.866 million Randgold shares which are still held by Uranium One has been adversely affected by the delisting of Randgold in 2005 by both the JSE Limited (the Johannesburg stock exchange) and the NASDAQ for failure to file audited financial statements for its 2004 financial year. Since suspension, the share price has not traded and has not moved from the price of $1.39 per share. This has raised concerns of possible impairment of Uranium One's investment in Randgold. Given the uncertainty as to Randgold's future which still prevails management has written down the value of its investment in Randgold to zero.

Financing activities

Uranium One's interest-bearing long and short term borrowings totalled $4.0 million at December 31, 2005 (December 31, 2004 - $13.7 million). The decrease was due primarily to the issuance in September 2005 in repayment of a loan facility held by Eastbourne Capital Management LLC of 21.5 million Aflease shares (3.87 million post-consolidation shares), and the same number of common share purchase warrants exercisable at a price of $0.55 (Rand 3.50) per warrant for a period of three years from issue. These warrants were converted to warrants to purchase 3,876,319 post-consolidation common shares of Uranium One at an exercise price of $3.01 (Canadian $3.55).

During the year ended December 31, 2005, Aflease sold 5.866 million of its Randgold shares and entered into a single stock long futures agreement on the same number of shares. The combination enabled Aflease to raise funding from Nedbank Limited of up to $6.4 million while retaining exposure to the Randgold shares (including voting rights). The Nedbank Limited loan is repayable in cash or by way of delivering the Randgold shares. The amount outstanding on the Nedbank Limited loan as at December 31, 2005 was $1.0 million.

Total liabilities

Total liabilities increased to $44.3 million at December 31, 2005 (December 31, 2004 - $21.3 million), due to an increase in accounts payable and accrued liabilities of $11.7 million associated with increased spending on the Dominion Project, the creation of a future taxation liability of $21.2 million due to the revaluation of the purchased assets of Southern Cross Resources and the retirement of the Eastbourne loan facility referred to above.

Shareholders' Equity

Shareholders' equity increased to $134.6 million at December 31, 2005 (December 31, 2004 - $38.4 million) primarily due to the share issuances during the year described above and the shares issued in connection with the acquisition of Southern Cross in December, after setting off the net loss for the year of $41.7 million.

Contractual Obligations

As at December 31, 2005, Uranium One had the following contractual obligations towards suppliers and financiers (all figures are in thousands of US dollars):

Contractual Obligations (US$'000)	Total	Less than 1 year	1-2 Years	2-3 Years	3-4 Years	4-5 Years	After 5 years
		Payments due by Period - As at December 31, 2005					
Lease obligations							
– short term	1,650	1,650	-	-	-	-	-
– long term	1,772	-	1,479	246	14	14	19
Total	3,422	1,650	1,479	246	14	14	19
Short term loan	993	993	-	-	-	-	-
Capital commitments	151,788	151,788	-	-	-	-	-
Asset retirement obligation	4,094	-	-	-	-	-	4,094
Total contractual obligations	160,297	154,431	1,479	246	14	14	4,113

SUMMARY OF INTERIM INFORMATION

The table below sets forth selected financial data for the periods indicated. During the year ended December 31, 2005, in accordance with the rules of the Johannesburg stock exchange applicable to developmental companies, Aflease prepared half-yearly, and not quarterly, interim financial statements. Information is accordingly presented for the three month periods ended June 30, 2005 and 2004 and for the six month periods ended December 31, 2005 and 2004 as it is impracticable to present quarterly, interim financial information. The financial data presented is derived from Uranium One's unaudited financial statements, which are prepared in accordance with Canadian GAAP. All figures are in thousands of US dollars, except per share amounts; earnings per share data is presented in cents.

	Six Months Ended		Three Months Ended	Six Months Ended		Three Months Ended
	December 31, 2005 (Unaudited)	June 30, 2005 (Unaudited)	June 30, 2005 (Unaudited)	December 31, 2004 (Unaudited)	June 30, 2004 (Unaudited)	June 30, 2004 (Unaudited)
Total gold sales	2,730	-	-	250	1,642	410
Sundry income	742	28	28	85	524	262
Loss from operations	(20,404)	(6,850)	(3,946)	(8,256)	(3,145)	(1,914)
Net loss	(19,453)	(22,287)	(8,194)	(10,757)	(4,006)	(2,411)
Net loss per share basic and diluted	(27.34)	(31.33)	(13.30)	(24.64)	(10.45)	(6.26)

OUTLOOK

In 2006, Uranium One is focussed on (i) completing feasibility studies for the first phase of its Dominion Uranium Project and for the Honeymoon Uranium Project, (ii) advancing the Dominion Project to production in the first quarter of 2007 and (iii) progressing the Honeymoon Uranium Project to a production decision in 2006. Uranium One's cash position is sufficient to fund the completion of the Dominion feasibility study and, subject to the outcome of that study, the construction of all or substantially all of the Dominion Project. Additional financing would be required to construct the Honeymoon Project and for other corporate development activities which may be undertaken. A portion of this is anticipated to consist of debt finance. The amount of the additional financing, and the extent to which this will include debt as well as equity, is expected to be determined in the second quarter of 2006.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Undeveloped Properties and Mine Development Cost

Undeveloped properties and mineral rights therein are carried at original cost, amounting to $122.6 million as at the end of December 31, 2005 (December 31, 2004 - $17.7 million). All other property, plant and equipment is stated at historical cost less amortization.

Mine development costs consist primarily of direct expenditure, including direct borrowing costs, to develop an ore body for economic exploitation and to expand the production capacity of existing operations. These costs amounted to $34.3 million for the year ended December 31, 2005, compared with $22.0 million for the year ended December 31, 2004. Development costs incurred are capitalized until commercial production begins.

Amortization of mining assets commences after the metallurgical recovery plant has reached commercial production levels and is computed over the life of the mine, based on proven and probable ore reserves. Other fixed assets are amortized on a straight line basis over their estimated useful life.

Recoverability of the long-term assets of Uranium One, which include development costs and undeveloped property costs, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amounts may not be recoverable. In preparing this evaluation, Uranium One compares the recoverable amount of the asset to the carrying amount. For the purposes of assessing impairment, assets are grouped at the lowest level for which there are separately identifiable cash flows. To determine the recoverable amount, management makes its best estimate of the future cash inflows that will be obtained each year over the life of the mine and discounts the cash flows by a rate that is based on the time value of money adjusted for the risk associated with the applicable project. Management's best estimate includes only those projections which it believes are reliable. These estimates are subject to risks and uncertainties, including changes in future metal prices. It is therefore reasonably possible that changes could occur which may affect the recoverability of the assets.

The cost of waste stripping in excess of the expected pit life average stripping ratio are deferred and charged to production when the actual ratio is below the expected ratio. The expected pit life average stripping ratio is calculated as the ratio of future anticipated waste tons to be mined, to anticipated future ore tons to be mined. This ratio is recalculated annually in light of additional knowledge and changes in estimates. The expected pit life ratio is then compared to waste associated with ore mined during the period in order to calculate the deferred stripping costs to be deferred or released during the year.

Uranium One's Australian properties are valued based on a combination of net present valuation models and valuation per pound of resource.

Asset Retirement Provision

On January 1, 2004, Uranium One adopted the new CICA accounting standard for asset retirement obligations. Under this new standard, Uranium One recognizes the fair value of a future asset retirement obligation as a liability in the year in which it incurs a legal obligation associated with the retirement of tangible long-lived assets that results from the acquisition, construction, development, and/or normal use of the assets. Uranium One concurrently recognizes a corresponding increase in the carrying amount of the related long-lived asset that is depreciated over the life of the asset. The fair value of the asset retirement obligation is estimated using the expected cash flow approach that reflects a range of possible outcomes discounted at a credit adjusted risk-free interest rate. Provision is made in full for the estimated future costs of pollution control and rehabilitation, in accordance with statutory requirements. The fair value of asset retirement obligations is recognized and provided for in the financial statements and capitalized to mining assets when incurred.

Subsequent to the initial measurement, the asset retirement obligation is adjusted at the end of each year to reflect the passage of time and changes in the estimated future cash flows underlying the obligation.

Annual increases in the provision are accreted into income and consist of financing costs relating to the change in present value of the provision and inflationary increases in the provision estimate. The present value of additional environmental disturbances created are capitalized to mining assets against an increase in rehabilitation provision.

Rehabilitation trusts have been set up as sinking funds for the purposes of environmental rehabilitation and closure costs. The trust deed prohibits use of the funds for any other purpose.

During the current financial year, an extensive independent and internal review was performed of the rehabilitation obligations at Uranium One's South African operations. As at December 31, 2005, the preliminary cost estimate for the existing infrastructure at Uranium One's Klerksdorp operations (including both Dominion and Bonanza) was $3.9 million, compared with $4.0 million as at the end of December 31, 2004. An additional $0.2 million of obligation relates to the Modder East Gold project and related mining assets on the East Rand. The total retirement obligation for the South African assets of $4.1 million as at December 31, 2005 includes a foreign exchange gain of $0.4 million (2004 loss of $0.6 million)

Derivative Instruments

As indicated above, the Eastbourne loan facility was repaid by way of conversion into Aflease shares and warrants. The volatility of the Aflease share price impacted on the cost of converting the loan into shares. The warrants issued to Eastbourne represent a derivative instrument, the effective cost of which will vary due to the volatility of the Uranium One share price.

The single stock long future position referred to above represents an equity derivative which exposes Uranium One to movements in the price of Uranium One's 5.866 million Randgold shares.

The value of these futures was written down to zero because of the uncertainty surrounding the valuation of these instruments after the trading of Randgold shares was suspended during the year.

RISKS AND UNCERTAINTIES

Uranium One's operations and results are subject to various risks and uncertainties. These include, but are not limited to, the following: exploration and mining involves operational risks and hazards; mineral resources and mineral reserves are estimates only; there is no certainty that further exploration will result in new economically viable mining operations or yield new reserves to replace and expand current reserves; feasibility studies to determine the economic viability of Uranium One's principal projects, Dominion, Honeymoon and Modder East, are in progress and Uranium One cannot give any assurance that these projects will become operating mines; mineral rights and tenures may not be granted or renewed on satisfactory terms and may be revoked, altered or challenged by third parties; limited supply of desirable mineral lands for acquisition; risks and problems associated with integrating acquisitions; competition in marketing uranium and gold; in the case of uranium, competition from other sources of energy and public acceptance of nuclear energy; volatility and sensitivity to uranium and gold prices; the capital requirements to complete Uranium One's current projects and expand its operations are substantial; currency fluctuations; Uranium One's operations and activities are subject to environmental risks; government regulation may adversely affect Uranium One; risks associated with foreign operations including, in relation to South Africa, economic, social and political issues such as employment creation, black economic empowerment and land redistribution, crime, corruption, poverty and HIV/AIDS; Uranium One is dependent on key personnel; and potential conflicts of interest.

Uranium One's risk factors are discussed in detail in its Annual Information Form for the year ended December 31, 2005, which is available on SEDAR at www.sedar.com, and should be reviewed in conjunction with this document.

RELATED PARTY TRANSACTIONS

During the year ended December 31, 2005, Uranium One paid $344,122 to Davis & Company LLP, a partner of which is also a director of Uranium One and was prior to December 27, 2005 a director of Aflease. These payments were on account of fees for legal services rendered in connection with the acquisition of Southern Cross by Aflease and related matters.

OUTSTANDING SHARE DATA

As at March 27, 2006, Uranium One had issued and outstanding 111,748,076 common shares and the following common share purchase warrants, each exercisable for one common share of Uranium One:

- 300,000 Series D warrants exercisable at Cdn $6.95 per warrant
- 1,800,000 broker warrants exercisable at U.S. $5.39 per warrant
- 3,876,319 warrants exercisable at Cdn $3.55 per warrant

In addition, Uranium One had an aggregate of 6,674,572 options outstanding under its stock option plan, at exercise prices ranging from $1.15 to $6.78 per share.

DISCLOSURE CONTROLS AND PROCEDURES

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported on a timely basis to senior management, including Uranium One's President and Chief Executive Officer and Chief Financial Officer, so that appropriate decisions can be made regarding public disclosure. As at the end of the period covered by this management's discussion and analysis, management of Uranium One, with the participation of the President and Chief Executive Officer and the Chief Financial Officer, evaluated the effectiveness of the Uranium One's disclosure controls and procedures as required by Canadian securities laws.

Based on that evaluation, the President and Chief Executive Officer and the Chief Financial Officer have concluded that, as of the end of the period covered by this management's discussion and analysis, the disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed in Uranium One's annual filings and interim filings (as such terms are defined under Multilateral Instrument 52-109 – *Certification of Disclosure in Issuers' Annual and Interim Filings*) and other reports filed or submitted under Canadian securities laws is recorded, processed, summarized and reported within the time periods specified by those laws, and that material information is accumulated and communicated to management of Uranium One, including the President and Chief Executive Officer and the Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

ADDITIONAL INFORMATION

Additional information relating to Uranium One, including Uranium One's most recent annual information form, is available on SEDAR at www.sedar.com.

This Management's Discussion and Analysis of Financial Condition and Results of Operations contains certain forward-looking statements. Forward-looking statements include but are not limited to those with respect to the price of uranium and gold, the estimation of mineral resources and reserves, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, currency fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims and limitations on insurance coverage and the timing and possible outcome of pending litigation. In certain cases, forward-looking statements can be identified by the use of words such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes" or variations of such words and phrases, or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Uranium One to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such risks and uncertainties include, among others, the actual results of current exploration activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, possible variations in grade and ore densities or recovery rates, failure of plant, equipment or processes to operate as anticipated, accidents, labour disputes or other risks of the mining industry, delays in obtaining government approvals or financing or in completion of development or construction activities, risks relating to the integration of acquisitions, to international operations, to prices of uranium and gold as well as those factors referred to in the section entitled "Risks and Uncertainties" in this document. Although Uranium One has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Uranium One expressly disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

SXR URANIUM ONE INC.

ANNUAL INFORMATION FORM

Year Ended December 31, 2005

March 31, 2006

SXR URANIUM ONE INC.

ANNUAL INFORMATION FORM

TABLE OF CONTENTS

CAUTIONARY STATEMENT AND EXPLANATORY NOTES

Forward-Looking Information

Included in this Annual Information Form, and the documents incorporated by reference herein, are forward-looking statements with respect to SXR Uranium One Inc. Forward-looking statements include but are not limited to those with respect to the price of uranium and gold, the estimation of mineral resources and reserves, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, currency fluctuations, requirements for additional capital, government regulation of mining operations, international operations, environmental risks, unanticipated reclamation expenses, title disputes or claims and limitations on insurance coverage and the timing and possible outcome of pending litigation.

In certain cases, forward-looking statements can be identified by the use of words such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes" or variations of such words and phrases, or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Corporation to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such risks and uncertainties include, among others, the actual results of current exploration activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, possible variations in grade and ore densities or recovery rates, failure of plant, equipment or processes to operate as anticipated, accidents, labour disputes or other risks of the mining industry, delays in obtaining government approvals or financing or in completion of development or construction activities, risks relating to the integration of acquisitions, to international operations, to prices of uranium and gold as well as those factors described in the section entitled "Description of the Business - Risk Factors" in this Annual Information Form. Although the Corporation has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

The Corporation disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Explanatory Notes

In this Annual Information Form, references to the "**Corporation**" or "**sxr Uranium One**" include the subsidiaries of SXR Uranium One Inc. unless the context otherwise requires. Unless otherwise stated in this Annual Information Form, the information contained herein is at December 31, 2005 and all currency references are in Canadian dollars.

ITEM 2. CORPORATE STRUCTURE

Name, Address and Incorporation

The Corporation was incorporated under the name "Southern Cross Resources Inc." under the laws of the Province of Ontario by articles of incorporation dated January 2, 1997. Effective March 17, 2005, the Corporation continued under the *Canada Business Corporations Act* (Canada) (the "**CBCA**").

In December 2005, the Corporation was acquired by way of a reverse take-over by Aflease Gold and Uranium Resources Limited ("**Aflease**") pursuant to a scheme of arrangement under the *Companies Act, 1973* (South Africa). In connection with this acquisition, the Corporation filed articles of amendment under the CBCA effective December 6, 2005 to change its corporate name to "SXR Uranium One Inc." and to consolidate its common share capital on a 5:1 basis.

The head and registered office of the Corporation is located at 26 Wellington Street East, Suite 820, Toronto, Ontario, Canada M5E 1S2 and its website address is www.uranium1.com. The Corporation maintains offices in South Africa at Block A, Empire Park, 55 Empire Road, Parktown, Johannesburg, South Africa and in Australia at 75A Magill Road, Stepney, Adelaide, South Australia, 5071.

Inter-corporate Relationships

The following chart indicates the corporate structure of sxr Uranium One and its subsidiaries, the percentage of voting securities held, and the jurisdiction of incorporation of each entity.


SXR Uranium One Inc.
(Canada)
100%
100%
Southern Cross Resources
Australia Pty Ltd
(New South Wales)
Aflease Gold and Uranium
Resources Limited
(South Africa)
100%
79%
Rietkuil Mining
(Pty) Ltd
(South Africa)
Aflease Gold Limited(1)
(South Africa)
100%
New Kleinfontein Goldmine
(Proprietary) Limited
(South Africa)
100%
74%(2)
74%(2)
100%(3)
Honeymoon
Uranium Project
Dominion
Uranium Project
Bonanza
Project
Modder East
Gold Project

---

(1) Listed on the JSE Limited (the Johannesburg stock exchange); information as to approximate percentage ownership is given as at March 28, 2006.

(2) The Corporation has agreed to sell an undivided 26% interest in the Dominion Uranium Project and the Bonanza Gold Project to its Black Economic Empowerment joint venture partner, Micawber 397 (Proprietary) Limited, for an amount, in cash, equal to 26% of the net present value of these assets at the date (not later than three years after receipt by Micawber of its first joint venture distribution) when Micawber elects to pay at least 20% of the purchase price. See "General Development of the Business - Three Year History - Aflease".

(3) Aflease Gold Limited intends to enter into a Black Economic Empowerment transaction providing for the sale of 26% of its assets, including the Modder East Gold Project, on similar terms to the Micawber structure implemented by the Corporation in connection with its Klerksdorp Assets. See "Description of the Business - General - Social or Environmental Policies".

ITEM 3. GENERAL DEVELOPMENT OF THE BUSINESS

The Corporation is the result of a merger between the former Southern Cross Resources Inc. ("**Southern Cross**") and Aflease Gold and Uranium Resources Limited of South Africa, which was completed in December 2005. See "Acquisition of Aflease" below.

Three Year History

Southern Cross

Honeymoon Project Mining Lease. In February 2002, the Corporation was granted a Mining Lease for the Honeymoon Project in South Australia by the South Australian Minister for Mineral Resources Development. The grant of the Mining Lease was preceded by native title agreements with Aboriginal native title claimants and by the approval of an environmental impact statement for the Project and the issuance of an export licence for the export of natural uranium concentrates from the Honeymoon Property.

Ausenco Engineering Cost Study. In August 2004, the Corporation engaged independent engineering firm Ausenco to complete an engineering cost study for a plant at Honeymoon, with a design capacity of 400 tonnes per annum (880,000 lbs) of U_3O_8 and a mine life of six to eight years. Based on the results of this study, on November 1, 2004 the Corporation announced that it would delay development of the Honeymoon Project while maintaining it in a status ready to proceed into production when higher uranium prices materialized.

Pitchstone Joint Venture. During September 2004, the Corporation entered into an agreement with Pitchstone Exploration Ltd. under which it was granted the option to earn 50% of Pitchstone's interest in five uranium exploration properties located in the south-eastern Athabasca region of northern Saskatchewan. Pitchstone owns a 100% interest in four of these properties (Darby, Waterfound, Moon Lake and Lynx Lake) and a 75% interest in the fifth, Candle. To earn its interests in these properties, the Corporation is required to fund $4,000,000 in exploration expenditures in the three-year period commencing September 3, 2004, make cash payments to Pitchstone of $350,000 and issue an aggregate of 1,000,000 common shares and 1,500,000 common share purchase warrants.

Aflease

Modder East Acquisition. In November 2002, Aflease agreed to acquire 92.14% of the issued shares of New Kleinfontein Mining Company Limited ("**NKMC**") from a consortium led by Neal Froneman, and to acquire the balance of the shares of NKMC by way of an offer to minorities, for a total consideration of Rand 101.4 million, of which approximately Rand 33.8 million was paid in cash and the balance by way of the issuance of 14.9 million Aflease ordinary shares. Following completion of this transaction in March 2003, Mr. Froneman became Aflease's Chief Executive Officer.

Closure of Inner Basin Operations. In June 2003, Aflease commissioned a new carbon-in-leach processing plant at its Klerksdorp, South Africa operations. In December 2003, mining activities at the Inner Basin were discontinued as a result of disappointing grades and the erosion of margins due to the strengthening rand. The processing plant was placed on care and maintenance in early 2004.

Randgold Financing Transaction. In September 2004, Aflease completed a share exchange with Randgold and Exploration Company ("**Randgold**") pursuant to which it issued 94,000,000 ordinary shares to Randgold in exchange for 9,400,000 Randgold shares. Aflease also entered into a loan agreement with Randgold dated July 29, 2004 under which Randgold agreed to provide a Rand 50 million loan facility at an interest rate of prime plus 1.5%, repayable in Aflease shares. This facility was subsequently purchased by Eastbourne Capital Management L.L.C. in December 2004 and repaid in September 2005 by the issuance of 21.5 million Aflease ordinary shares and 21.5 million ordinary share purchase warrants at a strike price of Rand 3.50. In connection with the Aflease acquisition, these warrants were converted to warrants to purchase 3,876,319 (post-consolidation) common shares of the Corporation at a strike price of $3.55.

Name Change. In January 2005, Aflease changed its name from The Afrikander Lease Limited to Aflease Gold and Uranium Resources Limited.

Black Economic Empowerment Transaction. In June 2005, Aflease and Micawber 397 (Proprietary) Limited ("**Micawber**"), a company owned by historically disadvantaged South Africans, entered into a definitive purchase and sale agreement, a management and skills transfer agreement and a joint venture agreement, each dated June 7, 2005 (collectively, the "**Micawber Agreements**"). Pursuant to the Micawber Agreements, Aflease agreed to sell to Micawber an undivided 26% interest in the Dominion Uranium Project and the Bonanza Gold Project (the "**Klerksdorp Assets**"). Aflease and Micawber also agreed to contribute their interests in the assets to a joint venture, to be managed by Aflease, and to fund the development and operation of those assets in accordance with their respective joint venture interests.

In addition, Aflease agreed to lend the funds Micawber is required to contribute under the joint venture agreement. The aggregate amount of that loan, plus accrued interest, is repayable from Micawber's share of joint venture profits. The purchase price payable by Micawber for its 26% interest is an amount, in cash, equal to 26% of the net present value of the Klerksdorp Assets at the date (not later than three years after receipt by Micawber of its first joint venture distribution) when Micawber elects to pay at least 20% of the purchase price. After payment of the first 20% tranche, Micawber is obliged to pay at least 20% of the purchase price during each subsequent three year period until the purchase price is paid in full.

The Micawber transaction, which was approved by Aflease shareholders in September 2005 with effect from September 30, 2005, is subject to the issuance by the South African Department of Minerals and Energy of "new order" rights in substitution for the "old order" rights held by Aflease. Applications for such rights have been filed and are expected to be granted in 2006. The Micawber transaction will be accounted for when the risks and rewards of the transaction are deemed to have passed to Micawber.

Resumption of Operations. In May 2005, the Aflease processing plant was re-commissioned and on June 29, 2005 Aflease poured its first gold from its Bonanza South operations.

Private Placement. In July 2005, Aflease issued 32 million ordinary shares for aggregate gross proceeds of Rand 136 million (US $20.5 million) in a private placement pursuant to an agency agreement dated July 28, 2005 between Aflease and a syndicate of agents led by BMO Nesbitt Burns Inc. This agreement provided for the payment of a commission to the agents equal to 6% of the aggregate gross proceeds of the offering. The net proceeds of the private placement were for the ongoing development of the Dominion Uranium Project and general corporate purposes.

Weltevreden Asset Purchase. In July 2005, Aflease entered into an agreement with AngloGold Ashanti to acquire the assets comprising the Weltevreden mine for Rand 75 million, payable by way of the issuance of 23,618,785 Aflease shares at a price of Rand 3.62 per share. Based on AngloGold Ashanti internal audits, Weltevreden has a SAMREC-compliant indicated gold resource of 3,194,463 oz grading at 4.75 g/t. Completion of this transaction is subject to the approval by the Department of Minerals and Energy of AngloGold Ashanti's application to convert its existing "old order" mining rights to "new order" mining rights and the subsequent issuance and transfer to the Corporation of the new order rights.

Sub Nigel Take-over. In January 2006, Aflease transferred all of the shares of NKMC and related subsidiaries to Sub Nigel Gold Mining Company, a Johannesburg stock exchange listed company, in exchange for shares of Sub Nigel. This transaction resulted in Sub Nigel (subsequently renamed Aflease Gold Limited) ("**Aflease Gold**") being held as to approximately 79% by Aflease and as to the balance by the former Sub Nigel shareholders.

Acquisition of Aflease

Southern Cross and Aflease entered into a definitive acquisition agreement on September 14, 2005, providing for the acquisition of the Corporation by way of a scheme of arrangement under the South African *Companies Act* of all the ordinary shares of Aflease on the basis of 0.18 of a common share of Southern Cross for each outstanding Aflease ordinary share, as well as a 5:1 consolidation of the Corporation's common shares and a change in corporate name.

Following the receipt of applicable regulatory approvals and approvals from the shareholders of both companies, the Corporation consolidated its common share capital on a 5:1 basis and changed its name to "SXR Uranium One Inc.". The acquisition was completed pursuant to a final order of the High Court of South Africa on December 27, 2005.

Subsequent to the completion of this acquisition, on February 17, 2006 the Corporation issued 22,300,000 common shares for aggregate gross proceeds of $170,595,000 in a private placement conducted in Canada and internationally pursuant to an agency agreement dated February 17, 2006 between the Corporation and a syndicate of agents led by BMO Nesbitt Burns Inc. The agency agreement provided for the payment of a commission to the agents equal to 5.5% of the aggregate gross proceeds of the offering. The net proceeds of the private placement will be used by the Corporation for the continued development of the Dominion Uranium Project and general corporate purposes.

ITEM 4. DESCRIPTION OF THE BUSINESS

4.1 General

The Corporation is engaged in the exploration and development of uranium and gold resource properties in South Africa, Australia and Canada. The Corporation's principal assets are the Dominion Uranium Project in South Africa, the Honeymoon Uranium Project in Australia and, through its approximately 79%-owned subsidiary, Aflease Gold, the Modder East Gold Project in South Africa. In addition, Uranium One operates the Bonanza Gold Project, a small, developmental-stage gold mining operation in South Africa, as a component of the Dominion Uranium Project. The Corporation is also engaged in the acquisition and development of uranium exploration properties in South Africa, South Australia and the Athabasca Basin in Saskatchewan, Canada.

The Corporation's strategic objectives are to expand its operations from exploration and development to production, to generate cash flow to sustain further exploration and acquisitions, to grow both organically and through acquisitions and to maximize shareholder returns through capital appreciation.

In 2006, the Corporation is focussed on (i) completing feasibility studies for the first phase of its Dominion Uranium Project and for the Honeymoon Uranium Project, (ii) advancing the Dominion Project to production in the first quarter of 2007 and (iii) progressing the Honeymoon Uranium Project to a production decision in 2006.

Principal Products

The Corporation currently produces gold and plans to start production of uranium in 2007. The Corporation currently sells all of its gold production to a refinery in South Africa at market rates in accordance with South African industry practice. The global gold market is competitive with numerous banks and refineries willing to buy gold on short notice; the loss of the current customer would not accordingly materially delay or disrupt revenues. Except for 40% of anticipated production from Honeymoon (which is currently contracted for at a discount to spot price with no ceiling at time of delivery), the Corporation intends initially to sell the bulk of its uranium in the spot market and will thereafter seek a number of term contracts so as not to become dependent on a particular purchaser with regard to the sale of its uranium.

The Uranium Market

Uranium is supplied from primary production (the mining of uranium ores) and secondary sources, including the inventories held by producers and utilities, government inventories, uranium recycled from government stockpiles and the recycling of highly enriched uranium from Russia. The primary uranium production industry is international in scope, with a small number of companies operating in relatively few countries. According to the World Nuclear Association, in 2004 approximately 82% of uranium mine supply (105 million pounds of U_3O_8) was produced by eight companies, with the four largest producers, Cameco Corporation, Cogema, Energy Resources of Australia and WMC Resources Ltd. (now BHP Billiton), accounting for over 53% of 2004 mine supply. Approximately 87% of estimated world production was sourced from seven countries (in order of production, from greatest to least) - Canada, Australia, Kazakhstan, Niger, Namibia, Russia and Uzbekistan).

The principal commercial use for U_3O_8 is as a fuel for nuclear power plants. Demand for U_3O_8 is directly linked to the level of electricity generated by nuclear power plants. According to the Uranium Information Center, as of January 2006 there were 441 commercial nuclear power plants operating worldwide, with an aggregate installed generating capacity of 368,386 megawatts of electricity, requiring over 170 million pounds of U_3O_8 per year. These plants are currently supplying approximately 16% of the world's power requirements. Another 24 commercial nuclear power plants are under construction and a number of others are planned or proposed. The trend towards increased demand for uranium from new plants coming on line and increasing capacity factors at existing plants may be offset to some extent by the closing of some older nuclear power plants and nuclear power plant efficiency improvements.

Each year since 1985, the consumption of uranium has exceeded primary production by a substantial margin. To date, the supply gap has been accommodated by sales from existing inventories of uranium, stockpiles of highly enriched uranium and recycling programs. The shortfall between anticipated world uranium requirements and production is increasing, however, as existing inventories and other sources of secondary supply are depleted.

Utilities secure a substantial proportion of their uranium requirements by entering into medium and long term contracts with producers. Contract prices are established by a number of methods, including base price levels adjusted by inflation indices, reference prices and annual price negotiations. Contracts may contain floor prices, ceiling prices and other negotiated provisions which affect the price paid. Utilities also acquire uranium by way of spot and near-term purchases from producers and traders. The spot market accounts for approximately 10% of demand.

Based on data provided by Ux Consulting Company LLC, during 2005 the average spot price for U_3O_8 increased by approximately 75%, ending the year at US \$36.25 per pound (compared to US \$20.70 per pound at the end of 2004), and the long term average contract price for U_3O_8 increased by approximately 45%, ending the year at US \$36.25 per pound (compared to US \$25.00 per pound at the end of 2004).

Competitive Conditions

The uranium and precious metal exploration and mining business is highly competitive. The Corporation competes with numerous other companies and individuals in the acquisition, exploration, financing and development of mineral properties. Many of these companies are larger and better capitalized than the Corporation. There is significant competition for the limited number of uranium and gold acquisition and exploration opportunities. The Corporation's competitive position depends on its ability to successfully and economically explore, acquire and develop new and existing mineral properties. Factors that allow producers to remain competitive in the market over the long term include the quality and size of ore bodies, costs of operation and the acquisition and retention of qualified employees. The Corporation competes with other mining companies for skilled mining engineers, mine and processing plant operators and mechanics, geologists, geophysicists and other technical personnel. When the Corporation begins producing uranium, it will also compete with other producers and traders selling into the spot and contract markets.

Environmental Protection

The current and future operations of the Corporation, including development activities on its properties or areas in which it has an interest, are subject to laws and regulations governing exploration, development, tenure, production, taxes, labour standards, occupational health, waste disposal, protection and remediation of the environment, reclamation, mine safety, toxic substances and other matters. Environmental protection requirements have not had a material effect on the capital expenditures, earnings and competitive position of the Corporation in the current financial year.

Employees

As at December 31, 2005, the Corporation had 580 employees and contract employees. The total includes 508 employees and 43 contract employees at Dominion and Bonanza, 18 employees and three contract employees at its principal office in Johannesburg, two employees at its corporate office in Toronto and six employees in its Adelaide office.

Foreign Operations

The Corporation's principal assets are located outside of Canada, in South Africa and Australia.

Social or Environmental Policies

The Corporation (in its South African operations) is subject to laws relating to the empowerment and upliftment of historically disadvantaged South Africans ("**HDSA**'s"). These include the *Broad-Based Socio-Economic Empowerment Charter for the South African Mining Industry* (the "**Mining Charter**") concluded in 2002 between the South African mining industry, labour and government. The Mining Charter sets out criteria against which applications for prospecting and mining rights, and for the conversion of "old order" to "new order" mining rights, will be considered, including issues such as human resources development, employment equity, procurement, community and rural development and ownership of mining assets by HDSA's. Conversion applications are assessed against a government "scorecard" covering human resources development, employment equity, migrant labour, mine community and rural development, housing and living conditions, ownership and joint ventures, beneficiation and reporting. The Mining Charter requires that mining companies achieve 15% HDSA ownership of mining assets by May 1, 2009 and 26% HDSA ownership of mining assets by May 1, 2014. The Mining Charter envisages that transactions directed at achieving the required HDSA status will take place in a transparent manner and for fair market value.

The Corporation has implemented a Black Economic Empowerment structure with the Micawber consortium at its Dominion Uranium Project, including the Bonanza component. This consortium includes amongst its members trusts established for the benefit of the Corporation's workforce and HDSA's in the nearby communities. The Micawber Agreements also contain commitments by the Corporation to assist in skills development and transfer. See "General Development of the Business - Three Year History - Aflease". Aflease Gold intends to implement a similar structure in respect of its assets, including the Modder East Gold Project.

In line with its commitment to the principles of the Mining Charter, the Corporation has implemented policies to maximize HDSA employment and involvement in its procurement and contracting activities.

4.2 Risk Factors

The Corporation's operations and financial performance are subject to the normal risks of mining and are subject to various factors which are beyond the control of the Corporation. Certain of these risk factors are described below.

Nature of Mineral Exploration and Mining

The Corporation's business is subject to a number of risks and hazards, including environmental hazards; industrial accidents; labour disputes; catastrophic accidents; fires; blockades or other acts of social activism; changes in the regulatory environment; impact of non-compliance with laws and regulations; natural phenomena, such as inclement weather conditions, underground floods, earthquakes, pit wall failures, ground movements, tailings pipeline and dam failures and cave-ins; and encountering unusual or unexpected geological conditions and technological failure of mining methods. There is no assurance that the foregoing risks and hazards will not result in damage to, or destruction of, the properties of the Corporation, personal injury or death, environmental damage, delays in or interruption of or cessation of production from the properties or in the Corporation's exploration or development activities, costs, monetary losses and potential legal liability and adverse governmental action, all of which could have an adverse impact on the Corporation's future cash flows, earnings, results of operations and financial condition.

While the Corporation may obtain insurance against certain risks, the nature of these risks is such that liability could exceed policy limits or could be excluded from coverage. There are also risks against which the Corporation cannot insure or against which it may elect not to ensure. The potential costs which could be associated with any liabilities not covered by insurance, or in excess of insurance coverage, or compliance with applicable laws and regulations may cause substantial delays and require significant capital outlays, adversely affecting the future earnings and competitive position of the Corporation and potentially its financial viability.

Whether a uranium or gold deposit will be commercially viable depends on a number of factors, including the particular attributes of a deposit, such as its size and grade; costs and efficiency of the recovery methods than can be employed; proximity to infrastructure; financing costs; and governmental regulations, including regulations relating to prices, taxes, royalties, infrastructure, land use, importing and exporting of commodities and environmental protection. The effect of these factors cannot be accurately predicted but the combination of these factors may result in the Corporation not receiving an adequate return on its invested capital.

Uncertainty of Resource and Reserve Estimates

The figures presented for both mineral resources and mineral reserves in this Annual Information Form are only estimates. The estimating of mineral resources and mineral reserves is a subjective process and the accuracy of mineral resource and mineral reserve estimates is a function of the quantity and quality of available data, the accuracy of statistical computations, and the assumptions used and judgments made in interpreting available engineering and geological information. There is significant uncertainty in any mineral resource or reserve estimate and the actual deposits encountered and the economic viability of a deposit may differ materially from the Corporation's estimates.

Estimated mineral resources and mineral reserves may have to be re-estimated based on changes in uranium or gold prices, further exploration or development activity or actual production experience. This could materially and adversely affect estimates of the volume or grade of mineralization, estimated recovery rates or other important factors that influence mineral resource or mineral reserve estimates. Market price fluctuations for uranium or gold, increased production costs or reduced recovery rates or other factors may render the Corporation's present reserves uneconomical or unprofitable to develop at a particular site or sites. A reduction in estimated reserves could require material write downs in investment in the affected mining property and increased amortization, reclamation and closure charges. Mineral resources are not mineral reserves and there is no assurance that any resource estimate will ultimately be reclassified as proven or probable reserves.

Exploration

Exploration for uranium and gold involves many risks and uncertainties and success in exploration is dependent on a number of factors including the quality of management, quality and availability of geological expertise and the availability of exploration capital. Major expenses may be required to establish reserves by drilling, constructing mining or processing facilities at a site, developing metallurgical processes and extracting uranium and gold from ore. The Corporation cannot give any assurance that its future exploration efforts will result in any new economically viable mining operations or yield new reserves to replace and expand current reserves.

Development Projects

The Corporation's principal projects, Dominion, Honeymoon and Modder East, are development projects. Feasibility studies to determine the economic viability of these deposits are currently in progress. Many factors are involved in the determination of the economic viability of a deposit, including the achievement of satisfactory mineral reserve estimates, the level of estimated metallurgical recoveries, capital and operating cost estimates and the estimate of future uranium and gold prices. Capital and operating cost estimates are based on many factors, including anticipated tonnage and grades of ore to be mined and processed, the configuration of the ore body, ground and mining conditions, expected recovery rates of uranium or gold from the ore and anticipated environmental and regulatory compliance costs. Each of these factors involves uncertainties and, as a result, the Corporation cannot give any assurance that its development or exploration projects will become operating mines. If a mine is developed, actual operating results may differ from those anticipated, thereby impacting on the economic viability of the project.

Defects in Title

The Corporation has investigated its rights to explore and exploit all of its material properties and, to the best of its knowledge, those rights are in good standing. No assurance can be given, however, that the Corporation will be able to secure the grant or the renewal of existing mineral rights and tenures on terms satisfactory to it, or that governments in the jurisdictions in which the Corporation operates will not revoke or significantly alter such rights or tenures or that such rights or tenures will not be challenged or impugned by third parties, including local governments, aboriginal peoples or other claimants. Although the Corporation is not currently aware of any existing title uncertainties with respect to any of its material properties, there is no assurance that such uncertainties will not result in future losses or additional expenditures, which could have an adverse impact on the Corporation's future cash flows, earnings, results of operations and financial condition.

Competition for Properties

There is a limited supply of desirable mineral lands available for acquisition, claim staking or leasing in the areas where the Corporation is currently active and contemplates expanding its operations and conducting exploration activities. Many participants are engaged in the mining business, including large, established mining companies with substantial capabilities and long earnings records. The Corporation may be at a competitive disadvantage in acquiring mining properties as many of its competitors have greater financial resources and larger technical staffs. Accordingly, there can be no assurance that the Corporation will be able to compete successfully with others in acquiring new mining properties.

Acquisitions

The Corporation evaluates from time to time opportunities to acquire uranium and gold mining assets and businesses. These acquisitions may be significant in size, may change the scale of the Corporation's business and may expose it to new geographic, political, operating, financial and geological risks. The Corporation's success in its acquisition activities depends on its ability to identify suitable acquisition candidates, acquire them on acceptable terms and integrate their operations successfully with those of the Corporation. Any acquisitions would be accompanied by risks, such as the difficulty of assimilating the operations and personnel of any acquired companies; the potential disruption of the Corporation's ongoing business; the inability of management to maximize the financial and strategic position of the Corporation through the successful incorporation of acquired assets and businesses; additional expenses associated with amortization of acquired intangible assets; the maintenance of uniform standards, controls, procedures and policies; the impairment of relationships with employees, customers and contractors as a result of any integration of new management personnel; and the potential unknown liabilities associated with acquired assets and businesses. There can be no assurance that the Corporation would be successful in overcoming these risks or any other problems encountered in connection with such acquisitions and the Corporation's pursuit of any future acquisition may accordingly have a material adverse effect on its business, results of operations, financial condition, cash flows and liquidity.

Uranium Industry Competition

The international uranium industry is highly competitive. The Corporation intends to market uranium to utilities in direct competition with supplies available from a relatively small number of mining companies, from excess inventories, including inventories made available from the decommissioning of nuclear weapons, from reprocessed uranium and plutonium derived from used reactor fuel and from the use of excess enrichment capacity to re-enrich depleted uranium tails. The supply of uranium from the Russian Federation is, to some extent, impeded by a number of international trade agreements and policies. These agreements and any future agreements, governmental policies or trade restrictions are beyond the control of the Corporation and may affect the supply of uranium available to the market.

Competition from Other Energy Sources; Public Acceptance of Nuclear Energy

Nuclear energy competes with other sources of energy, including oil, natural gas, coal and hydro-electricity. These other energy sources are to some extent interchangeable with nuclear energy, particularly over the longer term. Sustained lower prices of oil, natural gas, coal and hydro-electricity may result in lower demand for uranium concentrates. Furthermore, growth of the uranium and nuclear power industry will depend upon continued and increased acceptance of nuclear technology as a means of generating electricity. Because of unique political, technological and environmental factors that affect the nuclear industry, the industry is subject to public opinion risks which could have an adverse impact on the demand for nuclear power and increase the regulation of the nuclear power industry. An accident at a nuclear reactor anywhere in the world could impact the continuing acceptance of nuclear energy and the future prospects for nuclear power generation, which may have a material adverse effect on the Corporation.

Volatility and Sensitivity to Uranium and Gold Prices

The Corporation's future revenues will be directly related to the prices of uranium and gold as its revenues will be derived from uranium and gold mining.

Uranium prices are and will continue to be affected by numerous factors beyond the Corporation's control. Such factors include, among others, the demand for nuclear power; political and economic conditions in uranium producing and consuming countries such as Canada, the U.S., Russia and other republics of the CIS; reprocessing of used reactor fuel and the re-enrichment of depleted uranium tails; sales of excess civilian and military inventories (including from the dismantling of nuclear weapons) by governments and industry participants; and production levels and costs of production in countries such as Russia and other republics of the CIS, Africa and Australia.

The gold price is subject to volatile price movements over time and is affected by numerous factors beyond the control of the Corporation including central bank sales, producer hedging activities, expectations of inflation, the relative exchange rate of the US dollar with other major currencies, global and regional demand and political and economic conditions in major gold producing regions. The effect of these factors, individually or in the aggregate, is impossible to predict with accuracy. Gold prices are also affected by worldwide production levels. In addition, the price of gold has on occasion been subject to rapid short-term changes because of speculative activities.

If, after the commencement of commercial production, uranium or gold prices fall below the costs of production at the Corporation's mines for a sustained period, it may not be economically feasible to continue production at such sites. This would materially and adversely affect production, profitability and the Corporation's financial position. A decline in uranium or gold prices may also require the Corporation to write down its mineral reserves and mineral resources, which would have a material adverse effect on its earnings and profitability. The Corporation's future profitability may be materially and adversely affected by the effectiveness of any hedging strategy. While the Corporation currently does not hedge or forward sell any of its future gold or uranium production (except for a portion of its future uranium production from Honeymoon), should circumstances in future so warrant (including to obtain debt financing), the Corporation may hedge, or forward sell, future production. See "Description of the Business - General - Principal Products".

History of Operating Losses

The Corporation and its predecessors have sustained operating losses during recent fiscal years. The Corporation expects to continue to sustain operating losses in the future.

Capital Intensive Industry; Uncertainty of Funding

Mining operations require a substantial amount of capital prior to the commencement of, and in connection with, the production of uranium and gold. Such capital requirements relate to the costs of, among other things, acquiring mining rights and properties, obtaining government permits, exploration and delineation drilling to determine the underground configuration of a deposit, designing and constructing the mine and processing facilities, purchasing and maintaining mining equipment and complying with financial assurance requirements established by various regulatory agencies for the future restoration and reclamation activities for each property. The Corporation will accordingly have further capital requirements as it proceeds to expand its present activities and operations or to take advantage of opportunities for acquisitions. There can be no assurance that the Corporation will be able to obtain necessary financing in a timely on acceptable terms, if at all. Where the Corporation issues shares in the future, such issuance will result in the then existing shareholders of the Corporation sustaining dilution to their relative proportion of the equity of the Corporation.

Currency Fluctuations

Currency fluctuations may affect the costs that the Corporation incurs at its operations. Uranium and gold are sold throughout the world principally on a U.S. dollar price but the majority of the Corporation's expenditures are incurred in non-U.S. dollar currencies. The appreciation of non-U.S. dollar currencies in those countries where the Corporation has exploration and mining activities would increase the costs of uranium and gold production at such operations which could materially and adversely affect the Corporation's profitability, results of operations and financial condition.

Environment, Health and Safety

The Corporation's activities are subject to extensive federal, provincial, state and local laws and regulations governing environmental protection and employee health and safety. In addition, the uranium industry is subject not only to the worker health and safety and environmental risks associated with all mining businesses but also to additional risks uniquely associated with uranium mining and milling. The Corporation is required to obtain governmental permits and provide associated financial assurance to carry on certain activities. The Corporation is also subject to various reclamation and other bonding requirements under federal, state, provincial or local air, water quality and mine reclamation rules and permits. Although the Corporation makes provision for reclamation costs, there is no assurance that these provisions will be adequate to discharge its obligations for these costs. Environmental and employee health and safety laws and regulations have tended to become more stringent over time. Any changes in such laws or in the environmental conditions at the Corporation's properties could have a material adverse effect on the Corporation's financial condition, liquidity or results of operations.

Failure to comply with applicable environmental and health and safety laws can result in injunctions, damages, suspension or revocation of permits and the imposition of penalties. There can be no assurance that the Corporation has been or will be at all times in complete compliance with such laws, regulations and permits, or that the costs of complying with current and future environmental and health and safety laws and permits will not adversely affect the Corporation's business, results of operations or financial condition.

Government Regulation

The current and future mining operations and exploration and development activities of the Corporation are subject to laws and regulations governing worker health and safety, employment standards, mine development, mine safety, exports, imports, taxes and royalties, waste disposal, toxic substances, land claims of indigenous peoples, protection and remediation of the environment, mine decommissioning and reclamation, transportation safety and emergency response and other matters. Each jurisdiction in which the Corporation has properties regulates mining activities. It is possible that future changes in applicable laws and regulations or changes in their enforcement or regulatory interpretation could result in changes in legal requirements or in the terms of existing permits, licences and approvals applicable to the Corporation or its properties, which could have a material and adverse impact on the Corporation's current operations or planned development projects.

The development of mines and related facilities is contingent upon governmental approvals, licences and permits which are complex and time consuming to obtain and which, depending on the location of the project, involve multiple governmental agencies. The receipt, duration and renewal of such approvals, licences and permits are subject to many variables outside the Corporation's control, including potential legal challenges from various stakeholders such as environmental groups, non-governmental organizations, aboriginal groups or other claimants. The costs and delays associated with obtaining necessary approvals, licences and permits and complying with these approvals, licences and permits and applicable laws and regulations could stop or materially delay or restrict the Corporation from proceeding with the development of an exploration project or the operation or further development of a mine. Any failure to comply with applicable laws and regulations or approvals, licences or permits, even if inadvertent, could result in interruption or closure of exploration, development or mining operations, or material fines, penalties or other liabilities.

Operations in Foreign Jurisdictions

The Corporation conducts exploration, development and mining operations outside of Canada currently in Australia and South Africa and may in future operate in other countries in Africa and elsewhere. The Corporation's foreign mining investments are subject to the risks normally associated with the conduct of business in foreign countries. The occurrence of one or more of these risks could have a material and adverse effect on the Corporation's future cash flows, earnings, results of operations and financial condition. Risks may include, among others, labour disputes, invalidation of governmental orders and permits, corruption, uncertain political and economic environments, sovereign risk, war (including in neighbouring states), civil disturbances and terrorist actions, arbitrary changes in laws or policies of particular countries, the failure of foreign parties to honour contractual obligations, foreign taxation, delays in obtaining or the inability to obtain necessary government permits, opposition to mining from environmental or other non-governmental organizations, limitations on foreign ownership, limitations on the repatriation of earnings, limitations on uranium or gold exports, instability due to economic under-development, inadequate infrastructure and increased financing costs. These risks may disrupt or limit the Corporation's operations, restrict the movement of funds or supplies or result in the restriction of contractual rights or the taking of property by nationalization or expropriation without fair compensation.

In relation to South Africa, a number of economic and social issues exist which may increase certain of the risks faced by the Corporation. The South African government is facing economic and political issues, such as employment creation, black economic empowerment and land redistribution, and social issues, including crime, corruption, poverty and HIV/AIDS, all of which may impact the Corporation's South African operations. While the government is adopting measures to address these matters, there is no assurance that the government will not implement changes in laws, regulations and policies on these and other matters such as foreign investment, industrial relations and land tenure which could have a material and adverse effect on the Corporation's results of operations and financial condition.

HIV/AIDS is a major health care issue in South Africa. A portion of the Corporation's South African workforce is believed to be infected by HIV/AIDS. The Corporation will be implementing an HIV/AIDS awareness and prevention program for its employees and local communities. It is not possible to determine with certainty the future costs that the Corporation may incur in dealing with this issue. If, however, the infection rate continues to rise, costs associated with treatment and employee retraining may also increase, affecting the Corporation's future profitability.

Dependence on Key Personnel

The Corporation is dependent on the services of key management personnel. The loss of any of these key personnel, if not replaced, could have a material adverse effect on the Corporation's business and operations. The Corporation does not currently have key-person insurance on these individuals.

Potential Conflicts of Interest

The Corporation owns approximately 79% of the voting securities of Aflease Gold. Three of the Corporation's executive officers, Neal Froneman (who is also a director of the Corporation), Jean Nortier and Robert van Niekerk, are directors and officers of Aflease Gold. While the two companies do not have the same geographic, strategic or primary commodity focus, these relationships and associations may nonetheless give rise to actual or potential conflicts of interest relating, among other things, to the allocation of corporate opportunities, and the division by these individuals of their time and effort, between the two companies. Such conflicts will be resolved through the exercise by these individuals of judgment consistent with their respective fiduciary duties to the Corporation, on the one hand, and Aflease Gold, on the other hand. In the event conflicts arise at a meeting of the Board of Directors, a director who has such a conflict will declare the conflict and abstain from voting. In appropriate cases, the Corporation will establish a special committee of independent non-executive directors (drawn from the majority of its members who must at all times be "independent" within the meaning of Multilateral Instrument 52-110 - *Audit Committees*) to review a matter in which one or more directors, or management, may have a conflict.

4.3 Honeymoon Uranium Project

Scientific and technical information contained in this Annual Information Form relating to the Honeymoon and Goulds Dam projects is based on information contained in independent technical reports prepared by Peter Stoker of Hackchester Pty Ltd dated April 24, 2002 (the "**Hackchester Technical Report**") and by K.F. Bampton of Ore Reserve Estimation Services dated April 4, 2005 (the "**ORES Technical Report**"), which reports (available on www.sedar.com) are incorporated by reference herein. Reference should be made to the more detailed information contained in these reports, including additional maps, figures and references to previously published reports. Each of Messrs. Stoker and Bampton is a "qualified person" for the purposes of NI 43-101.

Property Description and Location

The Honeymoon Uranium Project is a series of roll-front, tertiary sediment-hosted uranium deposits located in northeast South Australia, approximately 75 kilometres northwest of Broken Hill, New South Wales. The Goulds Dam Project occurs within South Australia's Billeroo palaeovalley, some 75 kilometres west north-west of the larger deposit at Honeymoon in the Yarramba palaeovalley.

The Honeymoon Uranium Project consists of the following Mining Lease (**ML**), Exploration Licences (**EL's**) and Miscellaneous Purpose Licences (**MPL's**).

Tenure ID/Name	Area (ha)	Date Granted	Expiry Date
ML 6109 - Honeymoon	1,000	February 8, 2002	February 7, 2023
EL 2937 - Yarramba	45,200	April 29, 2002	April 28, 2007
EL 3017 - South Eagle	37,900	September 26, 2002	September 25, 2006
MPL 64 - Honeymoon	250	June 7, 2002	June 6, 2009
MPL 15 - Honeymoon	249.75	June 8, 1981	May 25, 2012

The Goulds Dam Project comprises the following EL's and Retention Leases (**RL's**):

Tenure ID/Name	Area (ha)	Date Granted	Expiry Date
EL 2956 - Goulds Dam	33,400	May 24, 2002	May 23, 2007
EL 2978 - Katchiwilleroo Dam	65,200	June 27, 2002	June 26, 2007
RL 83 - Goulds Dam	250	November 23, 2002	November 22, 2007
RL 84 - Goulds Dam	250	November 23, 2002	November 22, 2007
RL 85 - Goulds Dam	250	November 23, 2002	November 22, 2007
RL 86 - Goulds Dam	250	November 23, 2002	November 22, 2007
RL 87 - Gould Dam	250	November 23, 2002	November 22, 2007
RL 88 - Goulds Dam	250	November 23, 2002	November 22, 2007
RL 89 - Goulds Dam	150	November 23, 2002	November 22, 2007
RL 90 - Goulds Dam	250	November 23, 2002	November 22, 2007

An Exploration Licence (**EL**) under the *Mining Act 1971* (South Australia) may be granted by the relevant South Australian Government Minister (the Minister), on a discretionary basis, for a term (including any renewals) of up to 5 years. An EL allows for large-scale exploration to be conducted and has a maximum area of 1,000 km^2.

A Mining Lease (**ML**) confers the exclusive right upon the holder to conduct mining operations and recover and sell the minerals specified in the lease. The maximum term for which a ML may be granted is 21 years, but it may be renewed if conditions of the lease have been complied with.

A Miscellaneous Purposes Licence (**MPL**) may be granted for purposes relating to the carrying on of any business in support of the effective conduct of mining operations, including establishing and operating a plant for the treatment of ore, disposing of overburden or waste produced from mining operations and for any other purpose ancillary to mining operations. These may be granted for a term of 21 years and may be renewed for a further term of 21 years. The owner of land over which a MPL is granted is entitled to compensation for the loss of use of the land caused by the grant.

A Retention Lease (**RL**) may be granted when, for economic or other reasons, the applicant is justified in not preceding immediately to mine the relevant land under a mining lease, or where the Minister considers sufficient investigation has not been carried out to determine the terms and conditions upon which a mining lease should be granted, or where an applicant has sought authority to carry out mining operations for a radioactive mineral and the Minister considers it desirable to defer the granting of a mining lease endorsed with an authorisation to that effect. An RL may be granted for a term of up to five years and may be renewed for a further term of 5 years. An RL confers upon the holder the exclusive rights to prospect for minerals, to conduct mining operations as may be stipulated in the lease and to apply for the grant of a ML in respect of the area covered by the RL.

All of the Honeymoon and Goulds Dam tenures listed above are held as to 100% by Southern Cross Resources Australia Pty Ltd ("**SCRA**"), a wholly-owned subsidiary of the Corporation.

Under a joint venture agreement with Equinox Resources Limited, a subsidiary of Equinox Minerals Limited, SCRA has been granted rights to explore for tertiary uranium on EL 2896 (the Ethiudna property), a 78,200 ha. EL held by Equinox Resources which is physically proximate to SCRA tenements.

ML 6109 was issued on February 8, 2002 following approval of the Project's Environmental Impact Statement, the issuance of its Export Licence and the conclusion in February 2002 of an agreement with Adnyamathanha No. 1 Native Title Claimants. The latter agreement authorizes uranium mining operations on land which is subject to native title claims. Under the Adnyamathanha Agreement, an amount equal to 1.5% of the total value of uranium yellowcake product recovered from ML 6109 is payable by the Corporation to the claimants.

Production of uranium from the property is also subject to a statutory royalty, increased as of January 1, 2006 to 3.5% of the market value of the minerals mined. Market value is determined by the price paid by a genuine purchaser at arm's length or the price quoted or obtained on any market recognized by the Minister. In the case of new mines, the Minister has a discretion to reduce the statutory royalty to 1.5% of the market value of the minerals mined and SCRA intends to make application for the exercise of such discretion following a decision to bring Honeymoon into production.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

The Projects are located in a sparsely populated rural area of north-eastern South Australia. The main access to both Projects is from Broken Hill in New South Wales via the Barrier Highway. Honeymoon is accessed from a graded gravel road and then graded farm tracks; Goulds Dam is accessed from station tracks leading from the Arkaroola-Yunta road which intersects the Barrier Highway. Four-wheel drive vehicles access the site in most conditions; two wheel drive vehicles have difficulty during wet periods.

Climate in the region is semi-arid, with mean annual rainfall of 200mm. Mean maximum temperatures exceed 30°C in the summer months; in cooler months, mean maximums are near 20°C with minimums often below zero.

The terrain is a relatively flat, semi-desert landscape, consisting of low sand dunes separated by shallow drainage depressions and clay pans. The area is approximately 120 metres above sea level. Saltbush, bluebush and other low shrubs constitute the dominant vegetal cover. Perennial grasses flourish briefly after rain. Trees are very sparsely distributed, being restricted to a few species of Casuarina and Acacia mainly along watercourses and dune ridges.

History

Exploration for tertiary sediment-hosted uranium occurrences in the southern Lake Frome region was carried out by Carpentaria Exploration Company Pty Ltd and by E. A. Rudd Pty Ltd, commencing in 1968 and 1969, respectively. The Oilmin-Transoil-Petromin Joint Venture discovered the Beverley Deposit in 1969. Sedimentary Uranium NL discovered the East Kalkaroo Deposit and the Yarramba Prospect in 1970. The Minad-Teton CEC Joint Venture discovered the Honeymoon deposit in November 1972 and, one year later, the Goulds Dam deposit. Exploration methods employed open-hole rotary drilling and wire-line geophysical logging as a reconnaissance exploration tool, although surface geophysical methods, primarily resistivity and gravity surveys, were also used with limited success to locate and map tertiary palaeovalleys.

Test work confirmed the compatibility of Honeymoon ore to *in situ* leach (ISL) processing, but a demonstration scale operation was considered necessary. In 1982, a 25 L/s (nominally 110 tonnes U_3O_8 per annum) facility comprising wellfield, plant and associated infrastructure was constructed, with initial demonstration proposed at a quarter of this rate. By 1983, the Project had advanced through a feasibility study, including construction of a pilot plant, field leach trials and the preparation of an environmental impact statement. In 1983, following changes in federal government policy, the Project was placed on care and maintenance.

The Corporation acquired Honeymoon in mid-1997 and restored the demonstration plant and pilot wellfield, which went online in April 1998, producing uranium as yellowcake slurry until August 2000. A second 25 L/s wellfield was completed at Honeymoon in February 1999, enabling leach tests to be carried out utilizing proposed mining scale patterns and equipment. Hydrological test wells were also completed at East Kalkaroo during February and March, 1999.

Stratigraphic drilling was undertaken at the Honeymoon Project and East Kalkaroo in 1999, 2000 and 2001. Data were utilized to define the extent of the Yarramba Palaeovalley, refine the stratigraphy and sedimentology of the Eyre Formation, update resource estimates and, in conjunction with pumping tests, to compile a three-aquifer hydrogeological model. EL 2956 was purchased from Rio Tinto in January 2000 and its interests in EL 2937 and EL 3017 were purchased in November 2000.

In 2002, the Corporation completed 2,077 line kilometres of airborne electromagnetic (AEM) surveys over all of its South Australian tenements and part of adjoining joint venture areas. The AEM survey, which responds to the highly saline groundwater in buried river channels, allowed detailed interpretation of the palaeodrainage. New palaeochannels and new tertiary uranium targets, as well as discrete basement conductors, were identified during interpretation of the AEM datasets.

In 2004, the Corporation conducted a scoping exercise at Honeymoon, drilling 190 holes on ML 6109 and surrounding exploration licences using a prompt fission neutron (PFN) geophysical logging tool which measures uranium grade directly down hole. The drilling results suggested that further drilling would be unlikely to change significantly the previously stated indicated mineral resource of 4,200 tonnes (9.3 million pounds) of U_3O_8. Later that year, independent engineering firm Ausenco completed an engineering cost study for a plant at Honeymoon, with a design capacity of 400 tonnes per annum (880,000 pounds) of U_3O_8 and a mine life of six to eight years. Based on the results of this study, the

Corporation decided to delay development of the Project while maintaining it in a status ready to proceed into production when higher uranium prices materialized.

In the last quarter of 2004, the Corporation conducted a drilling program at Goulds Dam. One hundred and seventeen holes were drilled to scope the existing stated indicated mineral resource. This program led to a reduction in April 2005 of the Goulds Dam indicated mineral resource to 1.7 million tonnes (4.4 million pounds), from the previously estimated 5.6 million tonnes, at a grade of 0.12% U_3O_8, more than double the previous estimated grade.

In August 2005, the Corporation approved a drilling program at Honeymoon to provide the data required to complete a commercial development plan. The program is focussing on well field design to optimize recovery rates in commercial production. Work is scheduled be completed in the first quarter of 2006.

Geological Setting

The projects are located within the Yarramba and Billeroo palaeovalleys in the Curnamona Basin region of north-eastern South Australia. Uranium mineralization lies within the Eyre Formation, a sequence of interbedded sands and clays which forms the buried palaeovalley fill. The Yarramba and Billeroo palaeovalleys are tertiary braided streams incised into the underlying Precambrian basement rocks. The basement of the region is composed of the Precambrian metamorphic sequences of the Curnamona Cratonic Nucleus that includes the Benagerie Ridge and the Willyama Complex that are collectively referred to as the Curnamona Craton. The Precambrian basement is overlain to west and east of the Benagerie Ridge by metamorphosed Cambrian sediments in the Arrowie Basin and Yalkalpo Sub-Basin, respectively.

A major structural high, the Benagerie Ridge, extends north from the Olary Block (Willyama Complex) and controlled sedimentation during the Lower Tertiary. To the east of the ridge, fluviatile sands of the Eyre Formation were deposited in the Yarramba, Beefsteak and Lake Charles palaeovalleys. To the west and north, the similar Curnamona, Billeroo and Lake Namba palaeovalleys are present. The palaeovalley gradients are generally towards the north, with uranium-rich granites within the Willyama Complex as possible source areas. The palaeovalleys off the southern flank of the Frome Embayment appear to be contiguous with the widespread Eyre Formation blanket fluviatile sands to the north. Uranium occurs predominantly within the Yarramba and Billeroo palaeovalleys. Palynological analysis of core from the Honeymoon area has confirmed the presence of Eyre Formation within the Yarramba palaeovalley.

Mineralization

All uranium mineralization within the Honeymoon Uranium Project is believed to be of the roll-front type that is formed when uranium bearing, oxygen-rich groundwater intersects reducing conditions within an aquifer. The source of the uranium in the roll-fronts is uranium anomalous granites within surrounding ranges which were eroded and carried into the basin by braided streams. These uranium bearing sediments and weathered granites were stripped of uranium by oxidized groundwaters. The crescent shaped roll-front deposits were formed when the solutions consisting of uranyl carbonate complexes percolated downdip through the permeable sand zones until contacting a reducing environment, where the uranium precipitated and concentrated.

Uranium mineralization occurs as interstitial fillings between sand grains and thin coatings on the sand grains, usually in the form of uraninite or coffinite. In addition to uranium, the roll-fronts contain anomalous concentrations of elements such as selenium, vanadium and molybdenum.

Drilling

As of the date of the Hackchester Technical Report, the Corporation's Yarramba database comprised information from 1,160 drill holes, which defined approximately 60 kilometres of strike length of the Yarramba palaeovalley. Drill hole data included location, geological logs and geophysical logs. This information has been used to estimate the mineral resources of the Honeymoon and East Kalkaroo deposits.

As indicated under "History" above, drilling and completion of a 25 L/s wellfield was undertaken at Honeymoon between November 1998 and February 1999 to enable leach tests to be carried out utilizing proposed mining scale patterns and equipment. Further hydrological test wells were completed in East Kalkaroo during February and March 1999. Additional stratigraphic drilling was carried out in the Honeymoon and East Kalkaroo areas during August to November 2000 and April/May 2001, to further define the boundaries of the palaeovalley. A total of 31 stratigraphic drill holes and four cased monitor wells were drilled during this program. Stratigraphic sections and profiles were compiled from the geological and geophysical data collected. Similar drilling has been performed over time at Goulds Dam and Billeroo. The results of 1,550 holes in the Billeroo project area were also included in the database.

As indicated under "History" above, 117 holes of rotary mud drilling (totalling some 15,528 metres) was carried out at the Goulds Dam deposit at Billeroo from September to November 2004. All holes were drilled vertically and are believed to have intersected true thicknesses of mineralization. Successful holes were between 122 and 144 metres deep, penetrating 6 metres into sub Eyre Formation basement.

In the third quarter of 2005, the Corporation completed the second stage of a drilling program at Goulds Dam, Katchiwilleroo and Ethiudna, consisting of 84 holes of rotary mud drilling (totalling some 10,722 metres). This program was designed to test targets identified by airborne electro-magnetic and gravity surveying. At Ethiudna, one hole showed results of 0.3m% U_3O_8 in an area where uranium mineralization had previously not been discovered. Follow up work is planned in 2006 on all three properties in 2006.

In the last quarter of 2005, the Corporation moved its exploration camp to Honeymoon and commenced drilling on a uniform 40 metre spaced grid. This large program involves approximately 170 rotary mud holes, of which 39 holes had been drilled as at the end of December 2005. The program is being conducted in connection with a feasibility study which will be completed in 2006.

Sample Preparation, Analysis and Security

Honeymoon Project

At the Honeymoon Project, data for mineral resource estimation were collected by open hole mud drilling (the mud used to keep the holes open long enough to geophysically log the drill hole). Geophysical logging, which is used to gather stratigraphic and ore quality information from exploration and development drill holes, involves the use of geophysical tools that are lowered down drill holes to record different physical properties of the materials they pass through. Geophysical tools used at the Honeymoon Project have included gamma radiation, electrical resistivity, self-potential, density and conductivity.

The groundwater in Project palaeovalleys has variable salinity, which affects geophysical tools utilizing electrical properties, especially self-potential and resistivity. The geophysical logs obtained are used qualitatively, with the exception of gamma logs that are calibrated to read uranium grades.

Gamma tools are calibrated using a series of test holes containing known uranium grades. The calibration provides constants for K-factor, dead-time, water-factor and hole diameter factor. Calibration constants are applied to the raw gamma data acquired from a drill hole to give equivalent U_3O_8 grades. Over time, the tools have been calibrated against test pits on site and in Grand Junction, Colorado, USA and at the Adelaide, South Australia test pits.

The initial drilling programs at the Project were conducted prior to any facilities existing to calibrate logs in Australia. Analog, paper trace, gamma logs were recorded based on the experience of the operators and rules of thumb used to estimate the uranium grades from the logs. Most of this style of logging occurred outside the Honeymoon and East Kalkaroo deposits. These logs have subsequently been scanned and digital data derived from these scanned logs. A number of holes from the earlier drilling programs at Honeymoon were re-logged in 1996 but an analysis of the comparison of the data from these holes has not so far been attempted, as the original digital data from these logs are not available, so comparison with the scanned data referred to above has not been possible. A number of studies have been undertaken to validate the database information on calibration.

The Hackchester Technical Report notes that the Project database was critically reviewed and deficient data were removed prior to mineral resource estimation. As indicated in the Report, it is not considered that any inadequacies in the database would seriously affect mineral resource estimation.

The quality of the data incorporated into the database depends to a large extent on the adequacy of the calibration of the gamma-logging tool. In addition, there have been assays of samples conducted over the life of the project by various methods to provide comparative assay information to enable the effects of disequilibrium to be determined. There are two main methods of calibration of the instruments, the two pit method and the two source method, both methods have been used over time and comparisons of the dead-time and K factors derived have been performed. Accurate calibration and maintaining the integrity of the geophysical tools is a difficult process and has the potential to affect the quality of the database as all the assay data are reliant on the effectiveness and accuracy of the tools calibration. An examination of the files by Hackchester indicated that considerable care has been taken with calibrations over time and, although there may be still minor discrepancies present in the database, these are not considered to be serious in the overall context of mineral resource estimation.

As indicated above, in 2004, the Corporation's resource scoping program at the Honeymoon Project and its drilling program at Goulds Dam used a PFN geophysical tool to accurately determine down hole uranium grades. The PFN uranium grade logging tool carries a gamma detector, which is run down the hole to define zones of interest for slower PFN logging coming up hole. To enable regular and reliable calibration of the PFN tool, the Corporation constructed its own test facility at Honeymoon. The instrument is calibrated regularly in in-ground calibration pits at Honeymoon. All logging and calibration was carried out in-house by Corporation personnel.

PFN technology was originally developed as a downhole logging technique by Mobil R&D and Sandia Laboratories in the United States during the 1970's, specifically to directly measure in situ uranium grades in sandstone hosted uranium deposits. Unlike conventional gamma techniques, PFN directly measures uranium's U235 isotope and does not accordingly suffer the problems associated with disequilibrium nor rely on estimated correction factors.

The PFN calibration pits have been designed to mimic the mineralized environment found at Honeymoon and Goulds Dam. The porosity of the quartz sand in the pits matches the porosity and mineralogy of mineralized zones; the water in the pits has the same salinity and geochemistry as the aquifers as it was sourced from within the mineralized horizon, and the yellowcake was derived from material processed at Beverley (a similar, sandstone hosted deposit within the Frome Embayment). Measurement of grades by the PFN tool is verified regularly and full calibration procedures are undertaken whenever the tool is opened for maintenance. In addition to grade calibration, the pits are designed to evaluate and compensate for varying hole sizes and the use of different drilling media.

Mineral Resource Estimates

Honeymoon and East Kalkaroo

Mineral resources have been estimated for all mineralization from historical data, collated, reinterpreted and entered into a digital database. The interpretation process involved the development of a sedimentological model, and the allocation of sand and clay units to a stratigraphic sequence based on this model. These units were then used to constrain the estimation of mineral resources.

The database includes equivalent uranium grade information calculated from the gamma logging of each drill hole in the database, using calibration factors for the logging tools determined by running the tools in test pits installed at the Honeymoon Property and in Adelaide, South Australia. The calibration factors were then applied to the gamma logs to calculate the equivalent U_3O_8 (e U_3O_8) grades down hole. A grade cut-off was applied to stratigraphic intervals in each hole. Mineral resources were estimated between upper and lower digital terrain modelled surfaces, within a selected grade thickness contour, by Mr. Ken Bampton using Surpac v3.2P mining software. Grade allocation was by inverse distance weighting of all grades within a 100 m search radius.

For the basal sands resource estimations, a minimum grade cut-off of 0.01% U_3O_8 was applied. A grade-variable disequilibrium (when the normal decay chain products of uranium are redistributed) factor was applied to the data prior to application of the cut-off. The cut-off application was confined to stratigraphic aquifer units. These selected mineralised zones were composited downhole (joined together without the intervening waste), again confined to the stratigraphic aquifer units in the basal sands and a grade thickness contour (GT) cut-off contour of 0.20m% U_3O_8 applied. This 0.20m% U_3O_8 was selected as a result of a preliminary prefeasibility study based on the demonstration plant performance information. This cut-off value was determined when the uranium price was lower than it is at present and so the contour based on this cut-off represents a conservative approach to the Mineral Resource estimation.

The classification of the mineral resources as Indicated for Honeymoon, East Kalkaroo and Goulds Dam, despite the close spaced drilling available in these deposits, reflects the perception of the inherent uncertainty of the indirect measurement of U_3O_8 grades by interpretation of geophysical methods, rather than direct assaying. The inferred category at Billeroo is a reflection of the lower confidence due to increased drill spacing for those deposits.

Goulds Dam

PFN point data are recorded in the database as representing the 2 cm interval from each measurement point downward to the next one. U_3O_8 grade for each interval is then calculated. PFN calibration parameters appropriate to a particular hole are referenced automatically by database query. No density or formation moisture adjustments are required, as the calibration pits are built of local washed quartz river sand and Honeymoon basal aquifer water to 30% porosity. Because uranium is measured directly, the locationally variable disequilibrium adjustments necessary for gamma readings (which measure daughter products rather than the uranium itself) are not required. Dry bulk density of 1.8 t/m3, the same as for previous SCRA-sponsored Goulds Dam estimates, is based on 30% average porosity for the ore sands. This compares with 1.9 t/m3 adopted for the otherwise similar but more pyritic Honeymoon deposit.

All holes were checked for availability of both grade and geology information, resulting in 102 contributing holes, totalling 13,552 metres of drilling. Primary intercept grade cut-off is 0.03% U_3O_8, the effective detection limit of the PFN tool. Experimentation on an initial, highly fragmented basal sand, lithological dataset (multiple thin clay bands) required an unrealistically low minimum width of 0.2 metre to return sand intercepts. A revised lithological grouping allowed minimum width to be increased to 0.4 metres. Maximum internal dilution was increased from 0.2 metres to 1 metre (this had previously had no effect due to sand runs being too fragmented). The database was queried for intercepts meeting the intercept criteria within Eyre Formation basal sands. 77 holes had at least one qualifying intercept with a maximum of 5 and an average of 1.5. Multiple intercepts are cumulated without intervening waste to determine overall grade and thickness for a hole.

Using Surpac software, ORES constructed triangulated digital models (DTM's) of upper and lower mineralized surfaces with tops/bases of cumulated drill intercepts defining the apexes of each triangle. A corresponding DTM of GT was contoured at 0.05, 0.07, 0.10, 0.12, 0.15, 0.20, 0.30 and 0.50 m% U_3O_8 and smoothed using a three-point cubic spline algorithm. The upper/lower surface DTM's are clipped to within the various GT contours and overall volumes are obtained by summing individual triangular prismoid volumes between the DTM surfaces. Grades are assigned to each prismoid by inverse distance squared (IDS) weighting of intercept grades, within the search radius of its centroid. The minimum search radius necessary to have at least one hole within range of each prismoid varied from 64 metres for .50 m% U_3O_8 GT to 92 metres for .05m% U_3O_8 GT. For uniformity, 92 metres was adopted in all cases. Overall grades are the volume weighted averages of prismoid grades.

The principal result at 0.10 m% U_3O_8 GT cut-off is an indicated mineral resource of 1.7 million tonnes grading 0.12% U_3O_8. Selection of 0.10 m% U_3O_8 as the base GT cut-off is based on SCRA's economic modelling of the incremental cost to add a seven-spot extractor pattern to a wellfield - at a uranium oxide price of US $25lb. It compares to an historical 0.12 m% U_3O_8 based on a 'rule of thumb' minimum 3 metres grading .04% U_3O_8.

Mineral resources at Honeymoon and Goulds Dam have been calculated in accordance with the JORC Code. There would not have been any substantive differences in the mineral resources reported therein if such mineral resources had been estimated in accordance with the definitions contained in the Canadian Institute of Mining, Metallurgy and Petroleum Standards on Mineral Resources and Reserves Definitions and Guidelines adopted under NI 43-101.

Indicated and inferred mineral resources at the Honeymoon Project, including the Goulds Dam component, as at December 31, 2005 are as follows:

Mineral Resources

Honeymoon Uranium Project (including Goulds Dam) (1)

Deposit	**Mineral Resource Classification**	**Tonnes** (thousands)	**U_3O_8 Grade** (kg/tonne)	**Contained U_3O_8** (tonnes)	**Contained U_3O_8** (k/lbs)
Honeymoon	Indicated	2,800	0.11	3,300	7,300
East Kalkaroo	Indicated	1,200	0.074	910	2,000
Goulds Dam	Indicated	1,700	0.12	2,000	4,400
Billeroo	Inferred	12,000	0.03	3,600	7,900

(1) Resources have been estimated by Peter Stoker FAusIMM (CP) MMICA of Hackchester Pty Ltd (in the case of Honeymoon, East Kalkaroo and Billeroo) as at December 31, 2001 and by K.F. Bampton MAusIMM, MAIG of Ore Reserve Estimation Services (in the case of Goulds Dam) as at April 4, 2005, and reported to a cut-off of 0.01% U_3O_8 and a 0.2 m% secondary cut-off (at Honeymoon, East Kalkaroo and Billeroo) and 0.03% U_3O_8 with a 0.1m% secondary cut-off (at Goulds Dam). Each of Messrs. Stoker and Bampton are "qualified persons" for the purposes of NI 43-101. Mineral resources are reported in accordance with the JORC Code. Mineral resources are not mineral reserves and do not have demonstrated economic viability.

4.4 Dominion Uranium Project

Economic, scientific and technical information contained in this Annual Information Form relating to the Corporation's Dominion Project, including the Bonanza component, is based on information contained in independent technical reports prepared by Mr. H.G. Waldeck PrEng, BSc (Eng), MBA, F SAIMM, AMAMMSA, Dr. M. Harley PrSciNat, PhD, M SAIMM, MAusIMM and Dr. J.F. Couture, P. Geo, PhD, FGAC of SRK Consulting dated January 3, 2006 as amended February 14, 2006, and September 1, 2005 as amended October 20, 2005, which reports (available on www.sedar.com) are incorporated by reference herein. Reference should be made to the more detailed information contained in these reports, including additional maps, figures and references to previously published reports. Each of Mr. Waldeck, Dr. Harley and Dr. Couture is a "qualified person" for the purposes of NI 43-101.

Property Description and Location

The contiguous Dominion and Bonanza Projects occupy an area of approximately 154 square kilometres in the West Rand basin, some 10 kilometres southwest of the Town of Klerksdorp, approximately 150 kilometres west-southwest of Johannesburg, South Africa.

In April 2005, the Corporation's Aflease subsidiary was granted "new order" gold and uranium prospecting rights under the *Mineral and Petroleum Resources Development Act* (South Africa) (the "**MPRDA**") over approximately 1,016 hectares of farm property under Prospecting Right Protocols No. 192 and 193, and "new order" uranium, rare earth and precious metals prospecting rights over approximately 12,426 hectares of farm property under Prospecting Right Protocol No. 194. The prospecting rights expire on April 25, 2007 but may be renewed on application for a further period of two years.

On August 5, 2005, Aflease submitted its application for a new order mining right relating to the Dominion Project under the MPRDA. The application was accepted by the DME on September 15, 2005, following which Aflease submitted an environmental impact assessment and environmental management plan for review by the DME and other government departments. The mining right, which is issuable upon approval of the environmental management plan, will be valid for a term specified in the right, which may not exceed 30 years. The right may be renewed on application for further periods of up to 30 years.

In addition, Aflease holds certain "old order" mining licenses (ML 12/1998 and ML 5/2000) pertaining to the Bonanza property. These licences are valid until September 9, 2008. Aflease intends to submit an application for the conversion of its old order mining licences to a new order mining right under the MPRDA prior to their expiry.

Under a draft Royalty Bill released by the South African government in 2003 for public comment, the Corporation would have been subject to a royalty payment to the government of 2% of the revenue derived from uranium sales and 3% of the revenue derived from gold sales, commencing in 2010. The

Royalty Bill is currently subject to review and reconsideration. No other royalties are payable in connection with either Project.

There are historical environmental liabilities associated with Aflease's operations within its licence area. In connection with its gold operations, Aflease maintains an environmental rehabilitation fund which has been established to address identified liabilities. Any shortfalls in the fund relative to the liabilities would be provided from operating cash flow from the Bonanza Project. There are also historical environmental liabilities associated with Aflease's operations at Dominion; assessment of these liabilities will form part of the Dominion feasibility study currently being compiled by Aflease.

Aflease has the permits necessary to conduct the activities currently underway at the Dominion Project and has a program in place to obtain the permits and rights it will require to conduct mining operations on the Project; many of the requisite applications will be submitted following completion of the Dominion feasibility study. At Bonanza, Aflease has submitted an application for a water use licence and is currently awaiting a response to its application from the Department of Water Affairs. The issuance of this licence is expected in due course.

In July 2005, following the issuance of new order prospecting rights and the development a mine plan for the exploitation of the deposit, the former directors of Aflease decided to proceed with mine development at Dominion Project, including the preparation of a feasibility study for the first phase of the Project. Completion of the study is expected during the second quarter of 2006.

In November 2005, development of the R1 decline portal commenced. Partial re-commissioning of the Dominion incline shaft is planned to speed up R1 decline development. Portal development of an additional decline (D1) will commence in 2006. Design and procurement of equipment for the upgrading of Eskom electrical substations started at the end of 2005. Designs for the process and potable water supplies have been completed and negotiations with relevant authorities are scheduled for 2006 to secure future supply.

In June 2005, an order for the process review, upfront engineering and a definitive cost estimate for the planned Dominion uranium plant was placed with Bateman Africa. Process review and upfront engineering were completed in December 2005. In October 2005, an order was also placed with Bateman Africa to commence with the engineering, procurement, construction and management of the new uranium plant. Bulk earthworks activity commenced at the site in November 2005; by the end of December, orders for all long lead time items, including the autoclaves for the pressure leach process, had been placed.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

There is good all-weather access to the Dominion and Bonanza Projects. An efficient network of all weather roads operates in the area, with the N12 and N14 arterial roads meeting at Klerksdorp. Rail and bus services link Klerksdorp to other centres in the North West Province.

The climate is characterized by well defined seasons, with hot summers and cool, sunny winters. Summer temperatures range between 22°C and 34°C; the average winter temperature is 15.5°C but temperatures can range from an average of 2°C to 20°C in a single day. The Projects lie in the Highveld summer rainfall region, characterized by a relatively low average rainfall (600 to 800 mm per annum), usually from October to March.

Klerksdorp is a regional centre providing infrastructural support to mining, agriculture and manufacturing industries. Existing infrastructure is considered sufficient for both Aflease's current operations at Bonanza and the proposed operations at the Dominion Project. Aflease holds the surface rights to the area where the existing Aflease processing plant, tailings dam and waste disposal site are situated. There is a ready pool of labour in the Klerksdorp area, much of which has experience in the mining sector. This availability has been enhanced following the recent down-sizing of a number of local gold operations as existing gold resources become depleted.

The North West Province is the watershed for the headwaters of the Limpopo River (including the Groot Marico River which flows east to the Indian Ocean) and several tributaries of the Orange-Vaal River system, such as the Molopo River, which flow west to the Atlantic Ocean. The North West Province has large groundwater reserves. The variation in climate and landforms in the Province gives rise to a diverse tapestry of landscapes and vegetation types. Both Projects fall within the Highveld ecological zone of the Grassland Biome, which contains a wide variety of grasses typical of arid areas.

History

Gold was first discovered in the Klerksdorp area in 1886. The Rietkuil mine (which is located in the Rietkuil section of the Dominion Project) and the adjacent Wolverand mine started operations in 1888. Small scale operations continued sporadic mining until the 1930's, when mining was consolidated into three operating companies, including a predecessor of the Corporation, The Afrikander Lease Limited, which held the northeast and southwest portions of the Rietkuil goldfields.

During the 1970's, Anglo American Corporation acquired a controlling interest in The Afrikander Lease Limited. In 1982, Vaal Reefs Exploration and Mining Company Limited, a subsidiary of Anglo American Corporation, commenced tribute mining for gold at The Afrikander Lease Limited using conventional narrow underground mining techniques and a carbon-in-pulp (CIP) gold recovery plant. In 1998, Anglo American sold its interest in the company to a group of minority shareholders.

In the Bonanza project area, a mine at Bonanza West operated between 1893 and 1911. During this period, records suggest that a total production of 83,000 tonnes, with an average recovered grade of 12 g/t, was achieved. In addition, Aflease and its predecessor operated an open cast mine within the Inner Basin of the Project area between 2000 and 2004. Because the near-surface gold mineralization was found to be oxidized and amenable to comparatively inexpensive heap leach extraction, the CIP plant was decommissioned in 1999 and replaced by a gold heap leach operation. Between January 2000 and December 2004, 3,277 kg of gold were recovered from approximately 4.5 million tonnes placed on the heap leach pads, for a recovered grade of 0.73 g/t of gold.

In 2000-2001, Aflease began a re-evaluation of the Bonanza Reefs using reverse circulation drilling. This program was largely unsuccessful because the drilling data were of insufficient quality to establish correlation of reef units and interpretation of structural data. Subsequently, Aflease initiated a follow up drilling program in November 2002 to test shallow Bonanza Reefs, primarily in the Bonanza South block. Exploration work conducted by Aflease identified significant areas of gold mineralization in the Bonanza Project area and, in 2003, Aflease commenced the development of the Bonanza decline shaft.

The area currently comprising the Dominion Project was mined for gold and uranium between 1936 and 1961, with uranium exploitation beginning in 1956. The Dominion mine, which consisted of four shafts, was closed for economic reasons in 1961. During the six years ending in 1961, historical mining records indicate that approximately 1,900 tonnes of uranium concentrate were produced for ore grades varying between 0.77 kg/t (in 1960) and 1.17 kg/t (in 1956).

Geological Setting

The Dominion and Bonanza properties are underlain by Archean granitoid and Witwatersrand Basin rocks, respectively. The Witwatersrand Basin comprises a total of six kilometres vertical thickness of predominantly arenaceous and rudaceous sedimentary rocks of the Central Rand Group, and predominantly argillaceous sedimentary rocks of the underlying West Rand Group, situated within the Kaapvaal Craton. The basin extends laterally for some 300 kilometres east-northeast and 150 kilometres south-southeast.

Within the Witwatersrand Supergroup, the majority of gold has been exploited from the Central Rand Group. The gold mineralization occurs within laterally extensive, narrow (0.1 - 3 metres thick) quartz-pebble conglomerate units interpreted to represent braided stream deposits formed during protracted uplift of a hinterland. The major gold-bearing conglomerate units are all located immediately above major unconformity surfaces. Witwatersrand Basin mining operations are mostly deep-level underground mines exploiting narrow, gold-bearing and shallow dipping quartz-pebble conglomerate units. These have collectively produced over 50 kt (1,608 million oz) of gold over a period of more than 115 years.

The Dominion Project is hosted within rocks of the Dominion Group. Gold and uranium mineralization is hosted within narrow, tabular quartz-pebble conglomerate units interlayered with quartzites and overlain by a bimodal volcanic suite. The lower sedimentary unit unconformably overlies Archean granitoid rocks. The Dominion Group is overlain by sedimentary rocks of the Witwatersrand Supergroup.

The Dominion Group consists of a narrow sequence of terrigenoclastic sedimentary rocks ranging from 15 metres to 100 metres in thickness overlain by volcanic rocks. Uranium (and gold) mineralization is hosted within three narrow, quartz-pebble conglomerate units (the Upper, Intermediate and Lower Reefs) located within the lower sedimentary unit of the Dominion Group. The Lower Reef is preserved within channel features incised into the underlying granitoids. The Upper Reef is more laterally persistent and ranges in thickness from 20 cm to a maximum of two metres. The Intermediate Reef displays poor lateral continuity. Both gold and uranium are closely associated with the quartz-pebble conglomerates and the surrounding quartzite units are generally barren. The quartz-pebble conglomerate units are believed to represent heavy mineral accumulations above laterally extensive erosional surfaces. Heavy minerals identified within the Dominion Group conglomerates include garnet, monazite, cassiterite, thorogummite and tantalite/columbite. In general, these minerals are accessory to the uranium and gold mineralization.

Mineralization

Dominion Project mineralization is typical of gold and uranium mineralization encountered through the Dominion Group of the Witwatersrand Basin. The mineralization occurs in coarse-grained sedimentary (conglomeratic) units forming laterally extensive thin reefs, ranging from a few centimetres to a few metres in thickness. As such, the gold and uranium mineralization is stratabound and sedimentological features such as channelization exert strong local controls. Adjacent fine-grained sedimentary units are typically barren. The mineralization is contained principally within the Upper and Lower Reef. The Upper Reef was the main uranium carrier exploited during previous mining activities and typically contains low gold grades. The Lower Reef has moderate gold and uranium grades.

The outcrop of the Dominion Reefs extends for approximately 10 kilometres on the eastern side of the Dominion Project area and strikes north-south. The reef dips to the west and reaches a depth of approximately 1,000 metres about three kilometres down dip from the outcrop. The Lower Reef exhibits pronounced thickness variations and is thickest in the paleochannels superimposed on the granite.

Locally, the Lower Reef unit may comprise a robust conglomerate body up to two metres thick within well-developed channels and may also be present as a single layer of pebbles developed above the weathered granite floor. The gold and uranium mineralization forms tabular zones, with lateral dimensions of continuity many orders of magnitude greater than the thickness of the bodies.

In the Upper Reef, the uranium is present mainly in the form of uraninite. This makes the extraction of uranium a relatively easy process. In the Lower Reef, however, uranium is mainly present as coffinite, a uranium silicate altered from uraninite. It is more difficult to extract uranium from this mineral. Other minerals that carry uranium are brannerite, uranothorite, uraniferous leucoxene, monazite, zircon and columbite. It has also been reported that the Upper Reef contains grades of up to 20 kg/t of monazite, which may represent a potential rare earth element by-product.

In the Rietkuil and Rhenosterhoek sections, the Lower Reef is only sporadically developed. The depth ranges from outcrop to 1,400 metres in the west. Both reef units are developed above significant unconformity surfaces and it is considered that material accumulated on the unconformity surfaces and was redistributed within fluvial sedimentary environments that were responsible for the development of the Upper and Lower Reef units. Local mineral distribution is believed to be linked to specific features within a braided stream environment, including bars.

Exploration

The Dominion property was mined for uranium between 1956 and 1961 from two underground mines, Rietkuil and Dominion. Exploration data have been accumulated over a long period of time by various project operators, including The Afrikander Lease Limited, Anglo American and Aflease. The historical database includes sampling results from surface drilling and surface trenching and underground chip sampling. Documentation describing the historical sampling procedures employed, as well as the analytical methods, does not exist. Based on knowledge of the companies involved, however, SRK Consulting considers that it is likely that the sampling approach utilized would have conformed closely to an 'industry standard' of the day that is largely similar to the methods currently employed within the South African mining industry.

Additional geological and structural information about the project area has been obtained through geological mapping, seismic profiling and detailed sedimentological studies. The geology and structure of the sedimentary sequence forming the Rietkuil syncline is reasonably well established to allow precise stratigraphic correlation using borehole information and terrain modelling.

Following the closure of the Rietkuil and Dominion mines in 1961, the uranium potential of the Dominion Reefs was re-evaluated on at least two occasions during the late 1960's and 1970's by Anglo American. In addition, in 1998 two areas of the Upper Reef, from the north winze and central shaft area, were investigated by trenching. During 2001, limited reverse circulation drilling was carried out in the central shaft area as a follow up to the trenching results. The trenching results and the drilling were inconclusive; at the time, Aflease was focussed on gold and the results obtained from this exploration work did not lead it to revisit the uranium mineralization at Dominion.

Drilling

A total of 248 boreholes are reported as having been drilled on the Rietkiul and Dominion properties by previous owners, primarily The Afrikander Lease Limited and Anglo American. Of these, 229 holes (drilled between 1919 and 1996) were drilled in the Rietkuil and Dominion project areas. Partial records are available for 117 of these holes from archived data held in storage at the Aflease mine site; original files and data for 112 boreholes could not be located and are considered lost. In addition to the diamond drillhole data, records of underground channel sampling of the mineralized units within previously mined areas are also available.

Eighty seven of the 117 drill holes resulting in a total of 42,291 metres of drill core (excluding deflections) were drilled by Anglo American Prospecting Services on behalf of Anglo American between 1966 and 1970 as part of a re-evaluation of the uranium resource. Each borehole was drilled from surface to intersect the mineralized reefs; 63 intersected the base of the Dominion sequence; two deflections were obtained from each of the first 27 boreholes.

In 2004, Aflease began re-evaluating the uranium potential of the Dominion reefs. As part of this evaluation, a core drilling program was undertaken to validate historical drilling and uranium sampling data and infill drilling information in two sectors of the historical resource blocks identified as primary exploration targets. The drilling program was undertaken by Hallcore Drilling Contractors and managed by Shango Solutions, a geoscience contractor. As part of this program, Aflease and its consultants re-estimated the mineral resource for the Dominion reefs.

The 2005 drilling campaign (to November 30) has consisted of 57 BQ-calibre diamond drill holes, totalling 12,136 metres of drilling (including 1,272 metres of deflections), in the Rietkuil No. 1 and No. 2 and the Dominion No. 1 and No. 2 sections of the Dominion property. Drilling is currently ongoing, with an additional 5,460 metres of drilling planned before year end and a further 48,000 metres of drilling scheduled for 2006. The initial objectives of the program are to increase the confidence in mineral resources that are located within 200 - 300 metres vertical depth, extending this to 700 metres vertical depth in 2006, as well as to validate historical data derived from drilling carried out by Anglo American Corporation on the property between 1966 and 1970 (six of the R1 section boreholes twinned historical Anglo American boreholes). The drilling strategy is to drill steeply plunging (-90 degrees) boreholes in order to intersect interpreted uranium-bearing reefs as close as possible to a right angle.

Beyond the current drilling program, a five year exploration program has been conceptualized by Shango Solutions for Aflease. This plan is premised on the assumption that drill coverage over a 200 metre x 200 metre grid will provide sufficient information to derive indicated mineral resources and that drilling on a 500 metre x 500 metre will be sufficient for inferred mineral resources. Drill hole layouts have been designed that cover the known extent of the Dominion reefs within both the Rietkuil and Dominion areas. A total of 437,000 metres of additional drilling over 5 years is planned (147,000 metres in the indicated mineral resource areas and 290,000 metres in the inferred mineral resource areas) at a total estimated cost of Rand 262 million ($48.2 million).

SRK considers that the Dominion property is of sufficient merit to justify continued exploration and development.

Verification Procedures

The verification drilling program conducted in 2005 consisted of six diamond drill holes twinning original Anglo American drill holes. As indicated by SRK, the program has shown that, with respect to both the Upper and Lower Dominion reefs, the new drilling has produced wider mineralized intersections characterized by slightly lower U_3O_8 grades compared to the Anglo American data. When the Anglo American data are recast over a minimum mining width of 110 cm, the average U_3O_8 grade between the two sets of drill holes is similar. Gold grades show less similarity between the two programs, with the Lower Reef results in the newer holes grading significantly lower than the corresponding Anglo American holes.

SRK reviewed all relevant information about the Project and is satisfied with the verification procedures implemented by Aflease and its consultants to validate historical information. SRK also verified the estimation and classification methodologies used by Aflease and its consultants to derive the current polygonal resource estimate for the Project. While SRK notes that there are still unresolved issues relating to the validation of historical assaying results, SRK is of the opinion that the twin hole program confirms the presence and tenor of mineralization within the Upper and Lower Dominion reefs and that this program has been undertaken with sufficient care and diligence.

Sampling and Analysis

There are no records of the sampling approach and methodology used to collect the historical drilling data. SRK notes that strict field and sampling procedures were standard practice for Anglo American Prospecting Services and that there is no basis for considering that practices differed significantly from standard company policies. Historical underground chip samples were collected with a chisel and hammer in continuous channel, typically cut perpendicular to the dip of the reefs. Underground channel samples were typically collected every 2 metres of advance along sidewalls of development drifts along a reef.

There are no comprehensive records describing sample preparation, assaying procedures and quality control measures used to collect much of the historical assaying data. Samples collected by The Afrikander Lease Limited and Anglo American are assumed to have been assayed for gold and uranium at the Anglo American Research Laboratories in Johannesburg which was responsible for all analytical work for Anglo American. In the view of SRK, this laboratory maintained a high standard in sample handling and assay quality and it is very unlikely that there were any core recovery-related issues that would have materially affected the results derived from the historical Anglo American samples.

Historical assay procedures for gold were typically conventional fire assay with a gravimetric finish as required by South African mine standard quality controls. With respect to uranium, according to personal communications from the former chief chemist of Anglo American Research Laboratories, for the 1966-1970 drilling program, uranium assays were performed using either a radiometric "dry" method that measures the natural radioactive decay emissions in a dry sample or a spectrophotometric "wet" method, in which a sample is taken into solution, uranium separated by solvent extraction and a colouring compound known as bromo-padap is added to the solvent. Typically, the assaying procedure involved initial assaying using the radiometric method, followed by re-assaying of reef intersections yielding significant uranium using the more precise spectrophotometric methodology. Samples collected during 1977-1978 were assayed for uranium using an undocumented x-ray fluorescence technique.

In SRK's opinion, Aflease exercised care in assembling the exploration database for the Project. Appropriate measures were taken to validate historical graphic, drilling and sampling information about the geology and structure of the Dominion reefs. This database represents aggregate data collected over a long period of time by different operators. Despite inconsistencies noted by Aflease during the compilation and validation of historical information, SRK is of the opinion that the quality of the current database is sufficient to allow reasonable interpretation of the lateral continuity of the gold and uranium bearing reefs, and that the database is of sufficient quality for the purpose of resource estimation.

For the Aflease drilling, core assay samples have been collected from half-core, honouring geological boundaries identified within the core during detailed logging. Reef intersections are sawn lengthwise with a diamond saw along a line through the low point of the bedding planes within the core. Core was sampled on all identified reef intersections and also into the adjoining hangingwall and footwall lithologies. Individual samples within the mineralized zones are limited to a maximum length of 20 cm of half core. The mineralization is clearly visible within the drill core as typically dark coloured quartz-pebble conglomerate units. Samples are marked within the intersection length of the conglomerate body and typically extend two cm above the upper contact of the conglomerate and also two cm below the footwall contact to ensure that the sampling is complete within the mineralized unit. Samples are marked on the core commencing on the footwall and hangingwall surfaces simultaneously and proceeding towards the centre of the mineralized unit in 20 cm increments. The central sample may have a length that is shorter than 20 cm. While assays are undertaken on each sample, the results are composited to represent a single mineralized length and grade representing each reef intersection.

Samples are delivered to the on-site sample preparation laboratory managed for Aflease by Superlabs Ltd. Samples, consisting of split diamond core, are crushed within a jaw crusher and then pulverized, using a closed circuit ring and puck mill. These instruments are cleaned after every sample using compressed air, as well as a barren quartz wash. Granulometry is monitored by wet-screening every tenth sample. Three pulp samples are prepared for each sample submitted to the laboratory, a primary aliquot, a duplicate and a library sample. In addition, blind-certified reference materials are inserted within the sample stream, packaged within the same envelopes as the pulp samples and numbered sequentially. Samples are organized in sequential number and blank samples, consisting of barren lava samples, are inserted within each intersection of reef encountered within each drill hole or deflection. Staff of Shango Solutions collect the packaged sample pulps from the preparation laboratory and deliver these materials to Set Point Laboratories for analysis, maintaining a chain of custody.

Aflease has developed a comprehensive set of written procedures to monitor all aspects of the drilling, sampling and data handling process. In the opinion of SRK, these procedures are above industry standard and provide relevant additional safeguard for exploration data collected by Aflease. SRK is also of the opinion that the security procedures attached to the current sampling program are adequate.

All assaying is conducted in Johannesburg at Set Point Laboratories. Gold assays are performed using conventional fire assay procedures with an inductively coupled plasma optical emission spectroscopic finish on 50g aliquots. Uranium assays are performed using x-ray fluorescence spectrometry on a pressed powder pellet or borate fusion disc.

Within the ongoing drill program, the analytical quality of the results received from Set Point Laboratories has been monitored through the continuous submission of UREM and SARM certified reference materials. These are submitted blind to the laboratory, within batches of normal analytical samples and within the same packaging materials. Blanks samples are also inserted. SRK notes that there is a marked tendency for the Set Point results to overstate the standard values at higher grades; in contrast, there is a tendency for the gold results to understate the standard reference material values. The extent of the analytical biases here is indicative of a requirement for ongoing monitoring and management and does not, in SRK's opinion, preclude the use of these data in the mineral resource estimate.

Mineral Resource Estimates

Mineral resource estimates were prepared by Mr. Charles Muller and Mr. Ashley Brown of Global Geo Services Pty Ltd, an independent consultancy providing geostatistical services to Aflease, and reviewed by SRK. SRK is satisfied with the estimation procedures used by Aflease and its consultants in delineating the resource blocks and deriving average grade estimates.

Mineral resources have been estimated in accordance with the South African Code for the Reporting of Mineral Resources and Mineral Reserves ("**SAMREC**"). In the opinion of SRK, the mineral resource statement reported in accordance with SAMREC would be identical to one reported in accordance with the definitions contained in the Canadian Institute of Mining, Metallurgy and Petroleum Standards on Mineral Resources and Reserves Definitions and Guidelines adopted under NI 43-101.

The current estimate shows a uranium resource at Dominion of 16,121,000 pounds in the indicated category and 146,608,000 pounds in the inferred category. This represents a 65% increase in indicated resources and a 29% increase in inferred resources over the estimates contained in SRK's October 20, 2005 independent technical report. The revised resource estimate shows a gold resource at Dominion of 346,000 ounces in the indicated category (a 12% increase from the 310,000 ounces previously reported) and 2,213,000 ounces in the inferred category (a 6% increase from the 2,093,000 ounces previously reported).

The increase in uranium resources reflects a change in the methodology used to derive and classify the mineral resources on the Dominion Project, as well as the results of drilling carried out at the Project by Aflease in 2005 (to November 30). The previous estimates were based predominantly on local averages of sample assay values within fault-bounded blocks. The new estimate is also data-constrained to within 500m of available drill hole data but grade estimation is by simple kriging, with log-normal post-processing of the block averages to express the results in terms of 50m X 50m selective mining blocks, within the larger 500m X 500m block estimates. In addition, the previous resource estimate was presented at a cut-off of 35 cm.kg/t U_3O_8, with selection based on the average grades of large and variably sized blocks, whereas the new resource estimate is reported as a non-linear geostatistical estimate at a cut-off of 49 cm.kg/t U_3O_8.

The increase in the average grade of mineral resources within the indicated category, from 0.66 kg/t to 0.99 kg/t, reflects both the higher cut-off grade as well as the non-linear post-processing techniques which have been applied. Data from the drilling carried out during 2005 have also contributed positively to the size and grade of the indicated mineral resource. The average grade of the inferred mineral resource has increased by 0.02kg/t, a difference which is not considered significant.

Indicated and inferred mineral resources at the Dominion Uranium Project (including the Rietkuil section), as at December 14, 2005, are as follows:

Mineral Resources

Dominion Uranium Project (December 14, 2005) (1)

Indicated Mineral Resources

Reef Unit	**Tonnes** (thousands)	**U_3O_8 Grade** (kg/tonne)	**Contained U_3O_8** (k/lbs)	**Gold Grade** (g/tonne)	**Contained Gold** (k/oz)
Rietkuil Upper	1,090	0.90	2,154	0.86	30
Rietkuil Lower	230	1.04	534	0.81	6
Dominion Upper	3,520	0.97	7,534	0.99	112
Dominion Lower	2,520	1.06	5,899	2.44	198
Total Indicated	**7,360**	**0.99**	**16,121**	**1.46**	**346**

Inferred Mineral Resources

Reef Unit	Tonnes (thousands)	U_3O_8 Grade (kg/tonne)	Contained U_3O_8 (k/lbs)	Gold Grade (g/tonne)	Contained Gold (k/oz)
Rietkuil Upper	37,410	0.61	49,893	0.64	770
Rietkuil Lower	3,710	0.60	4,902	0.66	79
Dominion Upper	27,630	0.45	27,413	0.76	675
Dominion Lower	32,460	0.90	64,400	0.66	689
Total Inferred	**101,210**	**0.66**	**146,608**	**0.68**	**2,213**

(1) Mineral resource estimated by Mr. Charles Muller, B.Sc.(Hons), Pr.Sci.Nat., and Mr. Ashley Brown, B.Sc. (Hons)., GDE CFSG ENSMP, of Global Geo Services (Pty) Ltd. and reported to a cut-off of 49 cm.kg/t U_3O_8 and 0.00 g/tonne gold. Mineral resources are reported in accordance with SAMREC. Mineral resources are not mineral reserves and do not have demonstrated economic viability.

4.5 Bonanza Gold Project

General

The Bonanza Gold Project, including the Inner and Outer Basin, is contiguous to the Dominion Uranium Project. Bonanza is a small, primary gold project with secondary uranium by-product potential and is operated by Uranium One as a component of the larger Dominion Uranium Project. As a result of delays in the build-up phase of Bonanza in 2005 due to intersecting poor ground conditions and water-bearing structures, the Project is not expected to reach design capacity until December 2006. In the meantime, Bonanza is serving as a pilot project for Dominion, giving the Corporation useful practical experience with the trackless decline method to be used at Dominion, as well as a platform to train and develop the Dominion mining teams.

For a description of the property and its location, see "Property Description and Location"; for a description of access, climate, local resources, infrastructure and physiography, see "Accessibility, Climate, Local Resources, Infrastructure and Physiography"; and for a description of the relevant history of the property see "History", in each case in Section 4.4 of this Annual Information Form.

Geological Setting

The Bonanza Formation is situated within the lower Government Subgroup of the West Rand Group, approximately 1,500 metres below the base of the Rietkuil Formation. The upper portion of the Bonanza Formation consists of a series of intercalated shale and diamictite units. The lowest of these, the Lower Shale Unit, forms the hangingwall of the Base of Shale Reef (BOSR), a well developed polymictic, matrix-supported medium pebble conglomerate, varying in thickness from 0.5 - 1.0 metres. This is underlain by a clear, cross-bedded and laterally continuous orthoquartzite marker unit.

These units unconformably overlie a series of gritty quartzites, varying in thickness from 4 - 15 metres, forming the hangingwall of the Bonanza Upper Reef, the uppermost of the horizons of economic interest in the area. Below this lie the Bonanza Intermediate Reef and the Bonanza Lower Reef. The three reefs are moderately developed, small to medium pebble polymictic conglomerates, varying in thickness between 0.5 and 1.0 metres. The Lower Reef may be up to 1.5 metres thick.

The Bonanza Project occurs in the northern synclinal core. Two areas have been identified for reef exploitation, Bonanza West and Bonanza South, adjacent and to the south of Bonanza West. The Bonanza West area is a synclinal structure with an axis of folding, striking approximately 200°. The eastern limb of the structure generally dips between 25° to 35° to the west, while the western limb is steeper and in some places is vertical to overturned. The eastern limb outcrops over a strike of approximately 250 metres until it is truncated by a major fault, which separates Bonanza West from Bonanza South. The reef packages on the western limb subcrop against the unconformable BOSR. The western limit of Bonanza South is also the line of subcrop against the BOSR, while the eastern limit is a north to north westerly trending dyke, dipping 70 degrees to the west, with a downthrow also to the west.

The reef package in the Bonanza West area is displaced by three major north-east to south-west trending faults with throws of the order of 20 to 40 metres, as well as several additional minor faults with throws in the order of one to 10 metres. A 25 metre thick dyke is injected in the southern most of the major faults. The Bonanza South area is bisected by two fault systems. The earliest faults trend north east to south west, as seen in Bonanza West area, as well as the rest of Rietkuil syncline. They are truncated by a series of east-west trending strike-slip faults with significant vertical displacements.

The Inner Basin is a structurally preserved remnant with the form of an asymmetrical syncinal pericline. The Inner Basin reefs are hosted within the Babrosco Formation and mainly comprise lenticular bodies of medium grained quartz-pebble conglomerate. The base of the Inner Basin is defined by the Jeppestown Shale (upper Rietkuil Formation), which is uncomformably overlain by the Contact Reef, the lowermost reef developed within the Inner Basin. Previous mining operations within the Inner Basin have concentrated on the Contact Reef, the Number 2 Reef and the Number 4 Reef, which were considered to have the most significant lateral development and continuity.

The Outer Basin reefs are hosted within light coloured siliceous quartzites of the lower Rietkuil Formation. Within the Aflease property areas, the Outer Basin reefs consist of conglomerates and pebbly quartzites that were interpreted by Anglo American to have developed within broad channels cut into the Elandslaagte Formation. The major channel trends northward; secondary subsidiary channels that branch off the major channel have been identified. Drilling and trenching by Aflease has identified certain of the reef units within the Outer Basin sequence in areas external to the main channels, implying that the lateral development of some reefs may be significantly more widespread than originally estimated.

Mineralization

Mineralization is typical of gold mineralization encountered throughout the Witwatersrand Basin, consisting of free gold disseminated with other heavy minerals (including sulphides and uranium minerals) in coarse-grained sedimentary units forming laterally extensive thin reefs, ranging from a few centimetres to a few metres in thickness. Gold mineralization is stratabound and sedimentological features such as channelization exert strong local controls on gold distribution. Adjacent fine-grained sedimentary units are typically barren. Apart from detrital gold specks and gold contained within sulphide minerals, all the reefs contain specks and stringers of kerogen. Higher-grade gold mineralization within the Witwatersrand Basin is frequently associated with the presence of kerogen.

Within the Inner Basin, the bulk of the reef units are extensively oxidized to a depth of approximately 40 metres. The gold mineralization undergoes a transition from soft, friable and highly oxidized at or near the surface to a harder, more indurated rock, within which sulphide minerals are preserved within conglomerates and pyritic quartzites. The Inner Basin reefs have not been included in the current mineral resource estimation because of uncertainties in both the available information and the resultant geological model. The Inner Basin is considered an exploration target.

Exploration

Aflease maintains a database of historical exploration data accumulated by several previous project operators, including The Afrikander Lease Limited and Anglo American. The database, which includes sampling information from surface drilling and surface trenching and underground chip sampling, represents aggregate data collected over a long period of time.

Additional geological and structural information has been obtained through geological mapping, seismic profiling and detailed sedimentological studies. Exploration work relies heavily on the knowledge of the stratigraphy within which the mineralized conglomerates occur, as well as identification of key marker units to locate drill holes relative to the targeted mineralized unit. In addition, sedimentological features developed within the conglomerates such as channel features are typically targeted when they are identified, because of the typical development of wider and frequently better mineralized materials within these features. Based on the geological knowledge gained so far and based also on a general model of basin development, the main channel transport vectors are reasonably well known, such that identification of a channel feature within a drill hole immediately triggers a preferential set of drill targets designed to demonstrate continuity of the channel feature within the mineralized units.

Drilling

During the 1980's, Anglo American drilled 33 vertical BQ-size boreholes (totalling 9,311 metres of drilling) to an average depth of 280 metres to explore the Bonanza Reef. Sixteen of these holes intersected the Bonanza Reefs.

Aflease has drilled 80 vertical BQ calibre (36.4 mm diameter core) diamond drill holes. Of these, 37 (representing 4,459 metres of drilling excluding deflections) have intersected mineralized reefs within the Bonanza group. For each hole intersecting mineralized reef, two short (less than 30 metres) deflections are typically drilled. The drilling contractor is responsible for downhole surveying of the drill hole trace and a registered surveyor is contracted to survey each borehole collar location on completion of the drilling. Recent drilling has been concentrated on a smaller area within the greater Bonanza Reef footprint at shallow depths from surface.

For the Bonanza area, the borehole database includes sampling information from 111 reverse circulation boreholes. The quality of this information, however, is unreliable and the information has not accordingly been considered in resource estimation. The database for the Inner and Outer Basin includes sampling data from 490 and 354 reverse circulation boreholes, respectively. Reverse circulation boreholes were drilled using a 173 mm face sampling hammer. Drilling chips were recovered in clear plastic tubes 2.5 cm in length representing approximately one metre of drilling. Geological data is collected by wet screening of chips at different locations along the tube, providing detailed information for each 10 to 15 cm drilling interval.

In 2005, exploration of the Bonanza South area continued through in-fill drilling from the underground platforms provided by development excavations, as well as limited drilling from surface comprising 10 BQ-calibre diamond drill holes, totalling 1,003 meters (including 55 meters of deflections). The objective of the surface drilling program was to define the geological structure forming the eastern boundary of the deposit.

Sampling Method

Records for historical sampling procedures are scarce or non-existent. Based on its experience with Anglo American projects, SRK notes that strict field and sampling procedures were usually implemented by Anglo American during drilling to ensure sample integrity and security. Drilling through reef intersections was typically conducted under the supervision of a site geologist and drilling of subsequent deflections was typically supervised by a different geologist. Core assay samples would be collected from half-core honouring geological boundaries. Reef intersections were typically cut lengthwise with a diamond saw along a line drawn through the low point of the bedding plane. For samples taken in adjacent quartzite sections, core was split mechanically in half with a core splitter. When kerogen was present, the core was bound with tape to help prevent kerogen loss during sampling. Underground channel samples were collected with a hammer and a chisel. Channels were marked and then chiselled perpendicular to the dip of exposed reef units. Underground channel samples were typically collected every two metres of advance along sidewalls of development drifts along a reef while in the mine stopes the channel sample density averaged approximately one sample every 26 square metres.

In its drilling, Aflease sampled diamond core intersections through the Bonanza Reef and the core was split using a diamond saw. One-half of the core was retained as a library sample while one-half was marked and bagged as samples and sent to analysis. Samples typically include 2-5 cm of footwall and hangingwall quartzites. Within the Upper Bonanza Reef, development of kerogen is identified as narrow stringers that frequently locate on the reef margins. Typically when this material is observed within the reef, grades are anticipated to be high. When kerogen is identified within the core, the drill core is usually wrapped with tape prior to splitting as kerogen is soft and may render the core fragile and prone to breakage. Individual samples taken across the mineralized conglomerate intersection typically range between 15 cm and 20 cm in length. These samples are analyzed individually but are composited to a single intersection value (with an associated width and grade) representing the reef unit since there is practically no opportunity for selection within the reef (which is typically less than one metre). Analysis of sedimentary features within the cores, in particular the core-bedding angle, is recorded and used to determine the true thickness of the mineralization from the simple trigonometrical relationship.

Sampling, Analysis and Security

There are no comprehensive records describing the sample preparation, assaying procedures and quality control measures used by Anglo American to collect much of the historical assaying data that forms the basis of the Outer Basin data set. Historical samples collected by The Afrikander Lease Limited and Anglo American are believed to have been assayed for gold and uranium at Anglo American Research Laboratories ("**AARL**"). Gold was typically assayed by conventional fire assay with a gravimetric finish and uranium assays were performed using a radiometric method, followed by re-assaying of reef intersections yielding significant uranium using a more precise spectrophotometric methodology.

In 2000, Aflease introduced a proprietary assaying procedure for assaying exploration and production samples for gold. This technique consisted of a partial cyanide leach using Leachwell accelerant reagents. Leachwell assays are a partial leach technique in which a known mass of the pulverized sample is agitated in a concentrated cyanide solution. Gold that is exposed to cyanide is dissolved and after a defined leach period the solution gold concentration is read via an atomic absorption spectrometer.

In 2003 - 2004, Aflease undertook diamond drill sampling on the Bonanza Project. Records show that 11 of the Aflease diamond drill holes were analyzed using Leachwell partial leach. The remaining diamond drill holes were analyzed at Libra Laboratories using fire assay with a gravimetric finish. Samples were crushed using jaw crushers split and pulverized using an open circuit vertical spindle type pulveriser. Uranium assays were not performed by Libra as the project was considered a gold-only operation.

In late 2003, a program of check assays was completed at AARL using fire assay with an inductively coupled plasma-optical emission spectroscopic finish. For samples less than 1 g/t, AARL reported values that were on average lower than the corresponding Libra assays by an unspecified amount; for values between 1 g/t and 5 g/t, the average value realized by AARL was 14% lower than 12 corresponding Libra determinations; and for values above 5 g/t, Libra reported an average value that was 5% greater than 6 corresponding AARL determinations. AARL also reported that six random tests on Libra pulp samples showed that between 32% and 50% of the pulp passed a 75 micron screen (in contrast to the industry standard of 80 - 90%). While this sample size was too small to be conclusive, SRK notes that it introduced the possibility that Libra was overstating sample grades by between 5% and 14%.

In 2004 Aflease re-sampled much of the core assayed at Libra by quartering it and attempting to select the same sampling intervals over which the Libra samples were recorded to have been taken. These quartered samples were sent to SGS Lakefield for gold re-assay using fire assay with atomic absorption instrumental finish and for uranium analysis by x-ray fluorescence on pressed pellets. Based on a review of the SGS Lakefield analytical data, SRK notes that Libra appears to have overstated the gold grade for low grade (less than 1 g/t) samples. SRK notes that the observed differences may be due to different sample supports (one-half core for Libra and one-quarter core for SGS Lakefield) and the spatial distribution of the gold mineralization (i.e. the nugget effect).

Samples from Bonanza drilling after June 2004 were sent for assay to SGS Lakefield in Johannesburg. Since December 2004, underground samples from Bonanza have been assayed for gold and uranium at the SANAS-accredited Performance Laboratories in Randfontein. At Performance, gold is assayed using a standard fire assay procedure and uranium is assayed using an Aztec x-ray fluorescence technique in which a milled sample is loaded within a plastic cylinder and irradiated. Because this latter technique is relatively low precision, a subset of the pulps that were reclaimed from the Aztec tubes was sent to SGS Lakefield for re-assay of gold by fire assay and uranium determination by pressed pellet x-ray fluorescence. These assay showed good correlation with the Performance results.

SRK notes that Aflease has taken a diligent approach in assessing the bias observed within the Libra assay data and has initiated additional verification sampling and implemented changes designed to increase the quality and reliability of the drillhole data that will contribute to future mineral resource estimates. In the meantime, however, SRK is satisfied that the Libra analyses continue to be acceptable for the purpose of mineral resource estimation, although the quality of these data would preclude classification of the resource within the highest categories of confidence. SRK considers that the sampling methodology and sample security procedures employed by Aflease on the Bonanza Project are adequate and that adequate care has been taken to prevent sample tampering.

Mineral Processing and Metallurgy

In 1999, Aflease commissioned an open-cast and heap leach operation near Klerksdorp and operated this until 2003. Gold was recovered from an existing carbon in solution plant and elution facility and after June 2003 from the Aflease CIL processing plant before it was placed on care and maintenance in December 2003. In May 2005, Aflease re-commissioned the plant, albeit at a lower throughput rate, to meet the processing requirements of the Bonanza Project.

As built, the Aflease plant comprised four-stage crushing, open circuit primary ball milling, closed circuit secondary ball milling, gravity configuration, CIL adsorption, elution, electrowinning and smelting. The plant was designed to operate at 230 ktpm. To achieve the reduced processing rate of 30 ktpm required for the Bonanza Project, certain equipment is not utilized and parts of the process are run on a semi-continuous basis. Thus, quaternary impact crushing is excluded from the circuit, the primary ball mill is bypassed, only one of the two closed circuit secondary ball mills is operated and two of the CIL tanks are bypassed. Furthermore, the crushing circuit runs for approximately five hours per week on weekdays only and the mill runs at night for six days per week. In addition, the milled product is dewatered ahead of leaching via a new cyclone densification circuit. These operating schedules and process modifications allow a reduced throughput to be treated with reasonable process and cost efficiency.

In 2002, limited test work conducted by SGS Lakefield on Bonanza underground ore indicated a gravity gold recovery of approximately 27% and leach recovery on the gravity tail of about 90%, yielding an overall recovery of approximately 93%. This work was done on a single composite sample and gold accountability was not good. Underground ore was subsequently processed through the plant in a bulk batch in September and October 2003. Overall recoveries for these months were 92.4% and 92.6%, respectively, on very low head grades. On the days that the bulk batches of underground ore were processed, recoveries approaching 94% were reported. On this basis, a recovery of 94% was seen to be achievable on higher feed grades.

The Aflease processing plant is relatively new and unused and in good condition and is expected to meet the Bonanza Project's life of mine requirements. The Corporation plans to process uranium-bearing mineralization from the Dominion Project through the existing crushing and milling sections of the CIL plant and to build a new pressure leach, solvent extraction and precipitation uranium recovery plant next to the gold plant. The uranium leach tailings would be neutralized and pumped to the CIL tanks of the gold circuit.

Bonanza Mining Operations

Current Status. In December 2003, Aflease authorized the commencement of a decline shaft to access mineral resources of the Bonanza Reefs. In 2004 and 2005, Aflease continued with underground development, acquired mobile mining equipment and began limited stoping to generate stockpiled material. In early May 2005, the Aflease processing plant was re-commissioned and the first gold pour took place on June 29, 2005.

During 2005, the Bonanza operation achieved 4,762 metres of development and 30,587 square metres of production. A total of 127,360 tons were milled, at a recovery grade of 1.57g/t, producing 200 kg of gold for 2005. The first gold production occurred during the end of the 2nd quarter of 2005. In addition, a further 24,562 tons of surface material at a grade of 0.38g/t were treated, producing 9 kg of gold. Production was constrained by a highly geologically disturbed mining area with severely erratic grades. Development of the two main development ends, 105 level and the Tammy decline shaft, has been adversely affected by the intersection of an extensive zone of highly disturbed water-bearing ground. This resulted in the curtailment of major development in the second half of the year and has delayed the establishment of production area in the higher grade southern half of the mine by at least eight months.

Mine Design and Operations. The Bonanza Project consists of an underground operation to exploit a Witwatersrand-type orebody on the shallow Bonanza conglomeritic sediments at depths of between 40 and 270 metres. Access is by trackless decline with a footwall haulage layout providing access to the reef. Standard narrow reef mining techniques are employed. Run of mine ore is processed at the Aflease processing plant located on the property.

Mining operations on the Lower Reef have been planned at a stoping width of one metre, with 20% of this mining incorporating the Intermediate Reef at an increased planned stoping width of 2.5 metres. The calculated safety factors of 2.0 and 3.0 for the pillar layouts for single reef and multiple reef mining, respectively, are better than the industry standard of 1.6. Superimposition of pillars is proposed for twin reef mining on the Lower and Intermediate Reef. In deeper areas where these reefs are mined as a package, the extraction percentage will reduce from 93% to 88% due to increased pillar dimensions and reduced stoping spans.

SRK has not found any fatal flaws during a desktop study of the rock engineering aspects of the mine design. However, SRK recommends that a full geotechnical study of the hangingwall rock mass and a stable stop span analysis using accepted geotechnical engineering techniques be conducted. SRK concurs that current recommended stope face and permanent support specifications are feasible and can be refined while mining when the required support resistances can be determined.

Probable mineral reserves for Bonanza are estimated at 3.18 million tonnes, at an average grade of 3.93 g/t. The accepted current cut-off grade of 289 cm.g/t was applied to determine the areas to be included in the mine plan. The cut-off grade has been assumed at 70% of the pay limit for reserves and resources, which is considered a norm for Witwatersrand gold mines. All stope raises will be developed to give access to the reef for sampling. Panels will only be stopped once face sampling has confirmed that the panel grade is below cut-off. Production is hauled to surface using two 32 tonne trucks, on a planned 30 to 40 minute cycle. When the mine reaches design capacity, continuous operations should provide 400 hours monthly utilization, giving a potential truck capacity of 24 ktpm per truck.

Production Planning. All mining has been planned for a stope width of one metre when the channel width is less than 100 cm and on a channel width plus 10 cm where it exceeds one metre, except where the Intermediate Reef is mined together with the Lower Reef (in this case an average stoping width of 1.5 metres has been used).

The mine study assumed production would be generated from 32 stope panels, some 1,000 tonnes per panel per month, 5 being ledged on a monthly basis. Stope face advance is planned at 12 metres per month. While this rate of advance is above industry averages (mostly ultra-deep operations), the reefs are shallow, ambient temperatures at the working face will be conducive to higher productivity. The grade distribution of the Upper Reef demands a selective mining approach. The raise lines will be developed from the Lower Reef infrastructure and boxholes extended from the boxhole positions in the Lower Reef raise lines. Breasting is expected to be the most efficient mining method but circumstance may demand the layouts be changed to maximize the extraction of payable ore.

Recoverability. Limited test work on a single composite sample of Bonanza underground ore during 2002 indicated an overall recovery of approximately 93%. Batch samples of underground ore were processed during September and October of 2003, with recoveries approximating 94% being reported. Operational information for 2005 indicates recoveries of 94.1%.

Markets. All gold produced by Bonanza is sold to Rand Refinery Limited in accordance with standard practice in South Africa pursuant to a standard industry agreement. Under this agreement, Rand Refinery Limited smelts and refines gold according to an agreed set of charges and then sells the gold and associated silver in the international bullion market on the company's behalf. Aflease has not entered into any hedging or forward sales contracts or arrangements for the sale of gold produced.

Environmental Conditions. Environmental management on site is implemented by an environmental manager, who reports directly to the technical director. Aflease does not at present have any documented environmental or social management systems in place, with the exception of water quality monitoring, air quality monitoring and environmental audits, though certain systems are being developed by the environmental manager.

The main Aflease operation has an approved environmental management program (EMP) which makes reference to the Bonanza site (mainly in relation to historical liabilities). The DME has agreed that the Bonanza operations can be dealt with by way of amendments to the existing EMP. Application for a number of amendments is in process; in accordance with the requirements of applicable legislation, these must go through environmental assessment and public consultation. The existing EMP contains several commitments which have not been fully complied with due to previous budgetary constraints. These include noise monitoring, flow recording and storm water upgrades (storm water controls have recently been completed at the site and the other matters are currently being addressed).

Key environmental issues include water supply, tailings management, pollution potential, radiation management and closure planning. The predicted water requirement for the Bonanza operations will be managed from existing permitted and sustainable sources in the area. Application has been made for a water use licence. A draft combined water use licence has been received from the Department of Water Affairs and Forestry; the final signed licence is expected in due course. Tailings are disposed of at an existing tailings dam with sufficient capacity to provide safe disposal of all slimes generated over the project's estimated life. If the entire surface area of the dam was to be used for tailings disposal, the rate of rise would not be higher than one metre per year, which is far less than the accepted maximum for upstream construction (2.5 to 3 metres per year). Over the projected operational life of the Bonanza Project, the height will only increase by about six metres, to a total height of 15 metres, well below design height of 30 metres.

Current closure liability estimates for the Klerksdorp Assets are Rand 35.1 million. This includes provision for existing infrastructure at Bonanza but not yet for new infrastructure at Dominion. In the past, closure liability had been provided for through several trust funds. Aflease has now arranged closure liability insurance coverage through Guardrisk. This will permit Aflease to provide the DME with a guarantee in the amount of Rand 10 million. In future, subject to DME approval, additional amounts can be added to the premium to increase the total cover to that required for the estimated closure liabilities.

The currently mined ore body contains pyrite and therefore has the potential to generate acid. SRK notes that appropriate pollution test work and associated hydrogeological work is required to understand the potential liabilities associated with the tailings dam, waste rock dumps and any post-closure decant and assess proposed pollution control measure during operation and closure. The orebody also contains some radioactive elements. Aflease has applied for the necessary certificate of registration under the *National Nuclear Regulator Act of 1999* (South Africa) and has appointed a radiation protection officer to oversee compliance with this legislation.

Taxes. South African mining companies are subject to mining tax on their mining income determined by a formula which takes into account taxable income, total mining income and capital expenditure from mining operations during the year. As at December 31, 2005, the mining tax rate utilized was 29%. No mining tax was payable in 2005 as the Corporation has an estimated unredeemed capital expenditure balance of US $44.1 million (2004 - US $40.0 million) and calculated tax loss balances of US $77.2 million (2004 (US $34.3 million). These balances are utilizable only against income generated from Aflease's current mining operations. Aflease is currently exempt from payment of secondary taxation on companies.

Payback and Mine Life. The expected payback period of capital will be evaluated when development is more advanced. In 2005, SRK noted that a mine life of seven years is indicated from the Project's reserves.

Mineral Resource and Reserve Statement

Mineral resources for the Bonanza Project have been estimated by Mr. C.J. Muller, an independent resource geologist and audited by SRK, both in its 2005 technical report and in connection with the year ended December 31, 2005.

Mineral resources have been estimated in accordance with SAMREC. In the opinion of SRK, the mineral resource statement reported in accordance with SAMREC would be identical to one reported in accordance with the definitions contained in the Canadian Institute of Mining, Metallurgy and Petroleum Standards on Mineral Resources and Reserves Definitions and Guidelines adopted under NI 43-101.

The January 2006 estimate shows a probable gold reserve at Bonanza of 3.18 million tonnes at an average grade of 3.93 g/t (401,000 ounces), compared to the 2.35 million tonnes at an average grade of 5.50 g/t (413,000 ounces) reported in SRK's 2005 technical report. The January 2006 estimate shows a resource of 438,000 ounces in the indicated category, a 39% decrease from the 723,000 ounces reported in SRK's 2005 technical report, and 2,000 ounces in the inferred category (compared with the nil ounces in this category previously reported). The overall decrease in gold resources reflects the results of depletion and the recent more detailed investigation, in particular new structural data, and a new geological interpretation involving a greater sub-division of the reef units. One of the results of this greater level of subdivision is that each domain is now based on a significantly smaller subset of data and some of these domains are critically under-informed. SRK has advised Aflease that it is important to test the current domainal subdivision with additional drill holes that will specifically test the continuity of the high and low grade domains. Outer Basin resources remain as reported in SRK's 2005 technical report, although work to review and incorporate historical underground sample and geological data into the Outer Basin resource estimates is ongoing.

The gold grade estimates for each reef unit at Bonanza have been developing using simple kriging and non-linear post processing identical to the log-normal short cut applied at Modder East. SRK has noted that the non-linear post-processed results are indicative only and may be subject to change after further recommended sampling patterns and re-interpretation. Uranium grades have been estimated for the various reefs. SRK notes that the non-linear post-processing approach cannot exploit any correlation present between gold and uranium and the current approach is to assume that uranium will report at the average grade, without assuming any selection upgrade associated with grade-based selectivity driven by the gold grades. In point of fact, uranium grades are low, the highest being approximately 160 ppm within the Upper Reef).

Bonanza

The mineral resource estimate for the Bonanza Project as at January 1, 2006, as audited by SRK, is as follows:

Mineral Resources

Bonanza Gold Project (January 1, 2006) (1)

Indicated Mineral Resources

Reef Unit	Tonnes (thousands)	Gold Grade (g/tonne)	Contained Gold (k/oz)	U_30_8 Grade (kg/tonne)	Contained U_30_8 (k/lbs)
Upper Reef	1,124	4.58	165.41	0.16	391.4
Middle Reef	643	3.15	65.13	0.05	67.2
Lower Reef	1,136	5.68	207.28	0.09	218.4
Total Indicated	**2,903**	**4.69**	**437.82**	**0.11**	**677.0**

Inferred Mineral Resources

Reef Unit	Tonnes (thousands)	Gold Grade (g/tonne)	Contained Gold (k/oz)	U_30_8 Grade (kg/tonne)	Contained U_30_8 (k/lbs)
Upper Reef	0.6	5.19	0.11	0.16	0.2
Middle Reef	4.8	3.28	0.51	0.05	0.5
Lower Reef	7.1	6.79	1.56	0.08	1.3
Total Inferred	**12.5**	**5.37**	**2.18**	**0.07**	**2.0**

(1) Mineral resource estimated by Mr. Charles Muller, B.Sc.(Hons), Pr.Sci.Nat.of Global Geo Services (Pty) Ltd. and reported to a cut-off of 205 cm.kg/t for gold. U_30_8 grades are reported at the average grade, assuming no correlation between gold and U_30_8. Mineral resources are reported in accordance with SAMREC. Mineral resources are not mineral reserves and do not have demonstrated economic viability.

The mineral reserve estimate for Bonanza as at January 1, 2006, as audited by SRK, is as follows.

Mineral Reserves

Bonanza Gold Project (January 1, 2006) (1)

Probable Mineral Reserves

Reef Unit	Tonnes (thousands)	Gold Grade (g/tonne)	Contained Gold (k/oz)
Bonanza - Upper Reef	1,350	3.43	149
Bonanza - Middle Reef	636	2.73	56
Bonanza - Lower Reef	1,194	5.12	196
Total Probable	**3,180**	**3.93**	**401**

(1) Mineral reserves estimated by Mr. Pieter Wiese, B.Sc.(Hons) and reported to a cut-off of 289 cm.kg/t for gold, at a gold price of Rand 89,654/kg. For reserve estimation purposes, a mining width of 115 cm was used. Mineral reserves are reported in accordance with SAMREC. Mineral resources are included in mineral reserves.

Outer Basin

The mineral resource estimate at the Outer Basin component of the Project, as reported by SRK in its September 2005 technical report, is as follows.

Mineral Resources

Bonanza Project - Outer Basin[1]

Indicated Mineral Resources

Reef Unit	**Tonnes** (thousands)	**Gold Grade** (g/tonne)	**Contained Gold** (k/oz)
Lower/Magazine Reef	712	2.6	59
Middle Reef	109	3.6	13
Upper Reef	2,661	2.7	233
5 Reef	-	-	-
Total Indicated	**3,482**	**2.7**	**305**

Inferred Mineral Resources

Reef Unit	**Tonnes** (thousands)	**Gold Grade** (g/tonne)	**Contained Gold** (k/oz)
Lower/Magazine Reef	-	-	-
Middle Reef	654	2.8	59
Upper Reef	4,463	2.7	382
5 Reef	20	3.5	2
Total Inferred	**5,137**	**2.7**	**443**

(1) Mineral resource estimate based on historical Anglo American Corporation (AAC) information contained in AAC's 1996 publication (11/173/558) entitled "Evaluation of Mineral Rights in the Afrikander Lease Area - Anglo American Corporation" and reported to a cut-off grade 1.6 g/t for gold. Mineral resources are reported in accordance with SAMREC.

4.6 Modder East Gold Project

Economic, scientific and technical information contained in this Annual Information Form relating to the Modder East Gold Project is based on information contained in an independent technical report prepared by Mr. H.G. Waldeck PrEng, BSc (Eng), MBA, F SAIMM, AMAMMSA, Dr. M. Harley PrSciNat, PhD, M SAIMM, MAusIMM and Dr. J.F. Couture, P. Geo, PhD, FGAC of SRK Consulting dated September 1, 2005 as amended October 20, 2005, which reports (available on www.sedar.com) are incorporated by reference herein, and other information prepared by or under the supervision of "qualified persons" for the purposes of NI 43-101. Reference should be made to the more detailed information contained in these reports, including additional maps, figures and references to previously published reports. Each of Mr. Waldeck, Dr. Harley and Dr. Couture is a "qualified person" for the purposes of NI 43-101.

Property Description and Location

The Modder East Gold Project is situated at a latitude of 26° 15' S and longitude of 26° 20' E, in the Gauteng Province of South Africa, approximately 30 kilometres east of Johannesburg. The Project covers an area of over 4,000 hectares of largely agricultural land. The Project includes the contiguous UC Prospect area situated immediately southwest of the Modder East section and the New Kleinfontein and Turnbridge sections located some 10 kilometres west of the Modder East section.

Project tenures are held by New Kleinfontein Goldmine (Proprietary) Limited ("**NKG**"), a subsidiary of Aflease Gold. As indicated under Item 2 above, Aflease Gold is a public company listed on the Johannesburg stock exchange and owned, as to approximately 79%, by the Corporation.

The tenures at Modder East consist of a large number of un-numbered precious metal claims and the following three "old order" mining licences.

Mining Licence/Section	Area (ha)	Date Granted	Expiry Date
ML 15/2004 - Modder East and UC Prospect	3,989.2	April 30, 2004	April 29, 2009
ML 25/2002 - Turnbridge (1)	1,235.9	July 29, 2002	Indefinite duration (2)
ML 12/1999 - New Kleinfontein	79.6	April 20, 1999	September 25, 2006

(1) NKG is obliged under a deed of transfer to pay Gencor SA Limited 1% of the full proceeds accruing to it from any production derived from the working of the Turnbridge Section rights and to indemnify Gencor against any claims which may be made against it which may relate to the activities of the subsidiary.

(2) By its terms, ML 25/2002 extends until minerals from the property can no longer be mined economically.

The Mining Licences give NKG as the holder thereof the right to conduct gold mining operations over 5,930 un-numbered precious metal claims at Modder East, 895 precious metal claims at UC Prospect, 2,037 precious metal claims at Turnbridge section and 15 precious metal claims at New Kleinfontein section until the expiry dates of the licences.

Aflease is currently compiling an application for the conversion of its rights to 'new order' mining rights under the MPRDA and will submit this application prior to the expiry of its existing licence. Once accepted by the Regional Manager of the Department of Minerals and Energy, Aflease will have 180 days to conduct an environmental impact assessment and compile and submit an environmental management plan. The mining right, which is issuable upon approval of the environmental management plan, will be valid for a term specified in the right which may not exceed 30 years. The right may be renewed on application for further periods of up to 30 years.

The Royalty Bill contemplated a royalty payment to the government of 3% of the revenue derived from gold sales, commencing in 2010. The Royalty Bill is currently subject to review and reconsideration. No other royalties are payable in connection with the Modder East Project.

There are historical environmental liabilities associated with the Corporation's operations within its licence area. The Corporation maintains an environmental rehabilitation fund which has been established to address identified liabilities. Any shortfalls in the fund relative to the liabilities would be provided from operating cash flow from the Project.

In connection with the preparation of a feasibility study for the Project, Aflease Gold intends to submit an application for an amendment to its environmental management plan and for a water use licence. With the exception of this amendment and licence, SRK is satisfied that Aflease Gold has all the permits necessary to conduct mining operations at Modder East.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

The Modder East Project area lies on the East Rand, some 15 kilometres east of Johannesburg International Airport. There is good all weather road and rail access in the area. Road access to the site is via regional tarred roads connecting Daveyton, Boksburg and Cowles Dam.

The regional climate is considered to be warm and temperate, with hot wet summers and mild dry winters. The average daily maximum temperatures are around 25°C in January and 16°C in June, while the average minimum temperatures are 14°C in January and 4°C in June. The Project lies in the Highveld summer rainfall region, characterized by summer thunderstorm activity. Rain falls between September and April and the average rainfall is in the order of 600 mm per annum. Regional topography consists of a subdued landscape with gentle, rolling undulations in the surface. The area is extensively cultivated, predominantly for maize farming.

A variety of light, medium and heavy industries supporting all sectors are present on the East Rand. Infrastructure development in the area surrounding Modder East includes municipal water, sewage and power services. There is a ready pool of labour in the Project area, much of which has experience in the mining sector. Aflease Gold plans to construct a processing plant, tailings dam and waste disposal site on ground previously disturbed by mining. The Corporation and its subsidiaries hold leasehold rights in the area which are sufficient to accommodate the envisaged operations.

History

Gold was first discovered at Kleinfontein during 1894. Mining began at the New Kleinfontein Gold Mine on the northern flank of the East Rand goldfield in 1897. At the closure of that mine in 1967, it is estimated that approximately 9.5 million oz. of gold had been recovered from 45.7 million tonnes of ore, principally extracted from the Main Reef. An attempt was made to reopen the New Kleinfontein Gold Mine in 1999. In 2003, due to various operational problems and high unit costs of production arising from low throughputs of ore, the operation failed to achieve profitability and the property, together with Turnbridge, was placed on care and maintenance.

The Modder East Project is the amalgamation of the old Modder East mine and a portion of the old Modder "B" mining title area, which was initially registered in 1908 and ceased production in 1956. The Modder East mine was incorporated in July 1917 and began production in 1920. By 1933, the milling rate had reached one million tonnes per year, with mining occurring principally from the Main Reef. In 1962, the mine was closed and most of the surface infrastructure was partly reclaimed. Detailed production statistics or records of underground work for the mine cannot be located. During the 1980's, a small reclamation mining operation was carried out at Modder East by Modder "B" Gold Mines.

The contiguous UC Prospect section was initially registered in the name of Union Corporation (Prospecting) South Africa, which was subsequently amalgamated into Gencor South Africa Limited. This property was successively held by Grootvlei Proprietary Mines Ltd., Harmony Gold Mines and Petmin, before being transferred to New Kleinfontein Gold Mining Company.

In 1993, Gencor (now Gold Fields Ltd.) drilled 10 diamond core holes on the UC Prospect and the southern portion of the Modder East area to investigate the Kimberley Reefs and the Black Reef to the northeast of the Grootvlei Gold Mine. Seven of the boreholes intersected gold-bearing conglomerates at relatively shallow depths (200 - 250 metres below surface) across the Black Reef, with gold grades varying between 1.4 and 31.2 g/t of gold over widths of between 20 and 60 centimetres. Several holes also intersected gold mineralization in the underling UK9A Reef of the Kimberley Group.

Old Gencor maps show that several other boreholes had been drilled in the area before the Gencor period. Unfortunately, original drilling records have been lost and are not available. Three holes were drilled near the boundary between Modder East and UC Prospect by Harmony Gold Mine in 1994; these apparently did not intersect the Black Reef at the interpreted stratigraphic level.

In 2001, NKMC drilled three boreholes (DD1-DD3) with two deflections each to verify historical Gencor results on the Modder East Project and to investigate the Black Reef and underlying Kimberley Reefs. The three boreholes essentially returned similar grades over similar thicknesses and confirmed the potential of the Black Reef as an attractive shallow exploration target. A further 18 core holes (DD4-DD21) were drilled in 2002-2003 to investigate the lateral continuity of the Black Reef away from previous drilling. This drilling confirmed the lateral continuity of the Black Reef, with several boreholes returning gold accumulations in excess of 1,500 cm.g/t gold.

In 2003, Aflease acquired 100% of NKMC and NKG. Drilling continued in 2003 and 2004, with the objective of infilling and expanding previously delineated gold zones along the Black Reef. By December 2004 when a new resource model was commissioned, seven additional boreholes (DD22-DD28) had been completed. Drilling continued throughout 2005 and is ongoing.

Gencor also optioned the Turnbridge project during the 1980's and conducted limited exploration work before returning the project to NKG. At Turnbridge, several studies were completed to evaluate the potential of the closed mine which is serviced by three shafts. Most work focussed on evaluating the Glyn shaft, which is an inclined shaft (the other two shafts are vertical shafts). In 1996, East Rand Proprietary Mines (ERPM) conducted a study of the Glyn shaft. Documentation generated in this study included digitized plans of sample data, representing channel sample data collected underground and recorded on statutory plans submitted to the South African Inspector of Mines. This information was reviewed on behalf of Aflease by one of its consultants, Camden Geoserve. In addition, some geostatistical studies have been completed to support mineral resource estimates prepared for the Glyn shaft areas by ERPM. ERPM also conducted some re-sampling activities within the Turnbridge section; reconciliation data were examined by Camden Geoserve.

Geological Setting

Gold mineralization within the Witwatersrand Supergroup is restricted to narrow (0.1 - 2 metres thick), laterally extensive (500 - 1,500 metres) quartz-pebble conglomerate units developed within the predominantly sedimentary fill that has accumulated within the Archean basin. The greatest concentration of gold is located within the upper stratigraphic division of the Witwatersrand Basin, namely the Central Rand Group. Lesser gold mineralization has been identified within the lower West Rand Group lithologies. In addition, gold mineralization has also been identified and extracted from the younger Black Reef that uncomformably overlies the Witwatersrand stratigraphy.

The Witwatersrand Basin comprises a total of six kilometres vertical thickness of predominantly arenaceous and rudaceous sedimentary rocks of the Central Rand Group, and predominantly argillaceous sedimentary rocks of the underlying West Rand Group, situated within the Kaapvaal Craton. The basin extends laterally for some 300 kilometres east-northeast and 150 kiometres south-southeast. The sedimentary rocks generally dip at shallow angles toward the centre of the basin though locally this may vary. The basin sedimentary rocks crop out south of Johannesburg but further to the west, south and east; these are overlain by up to four kilometres of Archean, Proterozoic and Mesozoic volcanic and sedimentary rocks.

The Witwatersrand Basin is overlain by the Ventersdorp Supergroup, a sequence of rift-related lavas that were extruded in immediate post-Witwatersrand times. The Ventersdorp Supergroup is overlain by the Transvaal Group, a sedimentary sequence that is dominated by dolomites within the lower stratigraphy and shales and sandstones in the upper elevations. The basal formation of the Transvaal Group consists of the Black Reef quartzite formation, a laterally persistent unit frequently consisting of a 20 metre thick succession of alternating quartzite and shale units; a quartz-pebble conglomerate unit, termed the Black Reef, may be present at the base of this formation.

Modder East is located in East Rand Basin which forms part of the north-eastern quadrant of the Witwatersrand Basin. The East Rand Basin is separated from the Central Rand by an anticline known as the Boksburg Gap. East of Boksburg, north northwest - south southeast trending synclines and anticlines are developed within the Witwatersrand stratigraphy. These structures have played an important role in the depositional history and distribution of the gold-bearing conglomerates in the area.

The geological structure of the basin is relatively uncomplicated. The major economic horizons in the area are, in order from youngest to oldest, the Black Reef, the Kimberley Reefs and the Main Reef. The Kimberley Reefs consist of a number of discrete quartz-pebble conglomerate units, preserved within the upper parts of the Central Rand Group. The major conglomerates in this zone which have been exploited are the UK3, the UK9A or May Reef, the UK9B, the UK9C, the MK1 and the MK2 Reefs. Other reefs have been mined in smaller quantities. All these reefs, except the Black Reef, are part of the Central Rand Group. The Main Reef, the oldest in the sequence, lies within the lowest formation of the Central Rand Group immediately overlying the West Rand Group. The Black Reef is significantly younger than the reefs in the Central Rand Group.

The principal target at Modder East is the Black Reef. In this area, the Black Reef dips to the south at between 2° and 5°. It unconformably overlies the Kimberley Reef that also dips to the south. Three distinct facies have been noted in the Black Reef at Modder East. These facies are present as a stacked sequence of lithologically distinct units. The lowermost facies is the Channel Facies, which overlies the Witwatersrand Supergroup rocks. The Blanket Facies overlies the Channel Facies, or lies directly on the Witwatersrand sediments where the Channel Facies is not developed. The Buckshot Pyrite Leader Zone (BPLZ) occurs above the Blanket Facies and consists of well packed, generally porous buckshot pyrite (rounded pyrite grains that range from 2 mm to 10 mm in diameter), interlaminated with clean quartzite and locally containing graphite stringers.

The Main Reef has historically been the most extensively exploited reef package in the East Rand Basin. The conglomerate is typically well sorted and comprises mainly vein quartz pebbles with abundant pyrite within the conglomerate matrix. The former New Kleinfontein Gold Mine is located in the proximal portion of a major, southerly trending payshoot developed within the Main Reef, while Turnbridge is further south, straddling the margin of the payshoot in a more distal environment.

Adjacent to Modder East, the UK9A reef of the Kimberley Group is being developed by Petrex (Proprietary) Ltd at the Grootvlei Gold Mine, approximately 700 metres below surface. The UK9A has a dip of 10° to 15° within the Grootvlei property and gold mineralized material is restricted to sedimentary channel features preserved within the orebody environment. These channels range from several tens of metres to hundreds of metres in width. At Modder East, the UK9A Reef has been drilled and evaluated between 290 and 530 metres below surface. It is possible that in future close-spaced drilling from UK9A stopes may result in the delineation of similar channels on other Kimberley Reef horizons.

The boundaries of the resource defined for the Black Reef at Modder East consist of a 'shoreline' to the north, north-east and north-west that has been interpreted from the observed relationship between the Black Reef and the subcrop of the Kimberley Reefs in other areas in the East Rand Basin. North of the interpreted shoreline, the Black Reef is absent, and barren quartzite of the Black Reef quartzite formation sits unconformably on Witwatersrand stratigraphy. To the south, the resources are limited by a cut-off applied to grades that systematically decrease to the south and east away from the shoreline feature. To the north of the currently defined exploration target in the southern portion of Modder East, previous drilling has indicated the presence of Black Reef Channel Facies targets.

Mineralization

The stratigraphic succession developed within the East Rand Basin is characterized by the presence of well defined sedimentological and unconformity boundaries. Auriferous quartz-pebble conglomerate units are often found associated with these surfaces and these tabular auriferous conglomerate units are the target deposits.

The geological structure of the Black Reef in the Modder East area is thought to be relatively simple, with shallow dips to the west dominating, and there is little evidence for large scale faulting in the exploration area. A fault with a 10 metre downthrow to the east has been interpreted from drilling and trends northwest to southeast following the regional fault pattern. A number of northwest trending Pilanesburg-age dykes intrude along the regional faults. The distribution of mineralization within the Black Reef is considered to be controlled by sedimentological processes.

A number of auriferous conglomerates have been mined in the area. The major units mined are the Black Reef, Kimberley Reefs and the Main Reef. Gold mineralization in the BPLZ is hosted within buckshot layers, either contained in the pyritic buckshot itself or occurring in the matrix. Gold mineralization is erratic throughout the Blanket Facies, with no clear consistently mineralized horizons. The economic potential of this Facies is limited due to the erratic nature of the gold distribution and the low grades returned from samples of this horizon. Black Reef channels carry highly erratic gold mineralization in deposits of varying width, depth and extent. Gold mineralization is nuggety, and locally concentrated within small-scale sedimentary features preserved within incised channels.

Drilling

Since 1993, Gencor, NKMC and Aflease have carried out exploration work on the Modder East and the adjacent UC Prospect properties. Exploration work and mining carried out in the area prior to 1993 (primarily focussing on the Main Reef and Kimberley Reef horizons) was not considered relevant by SRK for the purposes of its technical report.

The Gencor boreholes were BQ calibre (approximately 4.84 kgs core per metre) vertical holes drilled from surface to intersect the Black Reef. Detailed drilling procedures used by Gencor were not available for SRK's review. SRK is of the opinion, however, that the Gencor drill hole data are reliable - prior to its merger with Goldfields in the late 1990's, Gencor was a large mining operation active in South Africa; SRK's previous experience with Gencor was that the quality of its work and analyses were high.

The sampling information from the Gencor drill holes was available as composite data over geologically identified reef widths, while the subsequent New Kleinfontein and Aflease data are present as subsamples distributed within geologically defined reef units. Despite these differences, the geology of the reef units is considered to be sufficiently distinctive to be confident that the Gencor drill holes were sampled in a manner that does not differ significantly from that employed in the Aflease drilling.

As of September 2005 when SRK prepared its technical report, a total of 65 boreholes had been drilled on the Modder East and UC Prospect properties. This includes 10 holes drilled by Gencor in 1993, three holes drilled by Harmony Gold Mining Company, three drilled by NKMC and 49 vertically oriented BQ calibre holes drilled by Aflease after its acquisition of the property in 2003.

Aflease's 2005 drilling campaign (from November 30, 2004 to November 30, 2005) consisted of 32 BQ-calibre diamond drill holes, totalling 14,676 metres of drilling (including 2,337 metres of deflections). Of the 32 drill holes, 26 successfully intersected the target horizons, while six stopped short as a result of intersecting previously mined coal seams. An additional 505 metres of drilling were completed in December 2005.

Drilling is currently ongoing in connection with a feasibility study for the Project which is expected to be completed during the second quarter of 2006. The objectives of the 2006 drilling program are to upgrade the resource base in the main mineralized zones, in particular the BPLZ, UK9A and UK5. The drilling strategy is to drill vertical boreholes to intersect interpreted auriferous-bearing reefs located between 275 – 600 metres below surface as close as possible to a right angle.

Camden Geoserve, an independent geoscience consultant, has managed both the NKG and the Aflease drill programs. All drilling has been carried out vertically from surface under the supervision of appropriately qualified geologists. Normal drilling procedure is for the "mother hole" to be drilled into the BPLZ and the Kimberley Reef zone. Core size is BQ but all deflections are drilled TBW size (approximately 6 kgs core per metre). Two short deflections are standard on the BPLZ and, if developed, four deflections (two short and two long) in the UK9A. Down-hole multi-shot borehole surveys are then carried out at 6 metre intervals. After the completion of the mother hole and each deflection, the downhole deviation is monitored with Reflex 'multishot' downhole survey readings at 10 metre intervals. Each borehole collar is initially positioned using a handheld GPS unit; on completion of drilling, all borehole collars have been surveyed by an appropriately qualified land surveyor using differential GPS positioning equipment. This provides collar surveying data to within less than one centimetre tolerance. Each borehole is plugged with cement above the deflections and capped with cement and identified with a metal engraved label flag.

In all drill holes, sedimentological logging identifies the inclination of the mineralization relative to the drill hole axis and the true mineralization width is derived from the sample width via a trigonometric correction. The dip of the mineralization is shallow, meaning that the correction from sampled width to true width is small (less than 5%). The drilling pattern is based on the interpreted geology of the Black Reef paleo-surface. For the initial drilling programs conducted by Aflease, drilling was conducted at between 500 and 800 metres spacing. Subsequent drilling has been carried out to infill to approximately 200 metres spacing. In the regional context and given the experience of Petrex in mining on the Black Reef in the adjacent UC Prospect, SRK considers this pattern to be adequate to provide sufficient drilling information for interpreting reasonable lateral continuity of the gold-bearing conglomerate units.

SRK reviewed with Camden Geoserve the Aflease drilling, core handling, description and sampling procedures. SRK is satisfied that all procedures are conducted according to industry standard practices.

Sampling, Analysis and Security

The surface drilling sampling approach is to drill as closely as possible to a right angle to the targeted reefs and obtain several intercepts of each reef by drilling subsequent deflections from each hole. Core recovered is placed in metal trays and logged in the field. Cores are stored adjacent to the drill rig during this procedure. Once the mineralized stratigraphy has been visually identified, the core is marked by a geologist for splitting and sampling; immediately thereafter, the core is taken to the Petrex core yard where it is split by Camden Geoserve and then transported to a Camden Geoserve property. The core is then reviewed for consistency and recovery and the split core is photographed before sampling.

Assay samples are taken from half-core sawed lengthwise with a diamond saw. Sampling intervals are marked by an appropriately qualified geologist and are designed to provide several individual assay samples across each reef, including adjacent barren quartzite units. Additional assay samples are taken as considered appropriate. Consistent with industry practice in the area, assay sample lengths honour geological boundaries and vary between 0.2 and 1.0 metres, averaging typically 25 - 35 centimetres in length. Samples are placed in single use plastic bags and organized in batches for delivery to the Anglo American Research Laboratory facilities for assaying by staff of Camden Geoserve. After sampling, the remaining half core is replaced in the core box; on acceptance of analytical results, the core boxes are transferred to the Aflease mine site for archiving.

Assay samples collected by Gencor were assayed at the Gencor Laboratories in the nearby town of Springs. Assay samples were assayed for gold using conventional fire assay procedures. Documentation detailing Gencor's sample preparation and assaying procedures was not available for review by SRK.

Assays collected since 2001 by New Kleinfontein and Aflease have been assayed at the AARL facilities in Johannesburg. Gold is assayed by conventional fire assay on 50 g aliquots with inductively coupled plasma optical emission spectroscopy finish. Between 2001 and early 2005, Aflease relied on the internal quality control measures at the AARL facilities, which included inserting sample blanks and certified reference material samples with each batch of samples and performing repeat fire assays from the same pulp. On SRK's advice, beginning in July 2005 Aflease implemented additional quality control measures including insertion of external core sample blanks within each reef intersection and submitting random pulps with control samples recovered from the primary laboratory to an umpire laboratory for check assaying and re-assaying at the umpire laboratory a random collection of approximately 10% of the previous sample pulps.

SRK is of the opinion that the sampling and assaying data acquired since 2001, and the sampling, preparation of samples, security of samples and analytical procedures employed since that time are of sufficient quality for use in the estimation of mineral resources.

Mineral Processing and Metallurgical Testing

The Modder East Project envisages the construction of a new carbon-in-leach plant on the property to process Black Reef ore. The plant will comprise a single stage, semi-autogenous mill, operating in closed circuit, with hydrocyclones, gravity concentration, CIL adsorption, elution, electrowinning and smelting. The plant will have a design capacity of 60,000 tpm to match life of mine requirements.

Bottle roll dissolution tests have been conducted on samples extracted from operating Black Reef stopes on the adjacent Petrex mine. Fifteen channel samples were cut over the total stope width including both mineralized reef and waste. Considering the test results and actual operating experience at Petrex (which indicates that actual plant recovery on Black Reef is approximately 98% of that found in bottle roll tests), it would seem reasonable to assume a 90% recovery for evaluation purposes.

Mineral Resource and Mineral Reserves

The most recent consolidated mineral resource estimate for the Modder East Project, including the UC Prospect (but excluding the New Kleinfontein and Turnbridge sections), was prepared in December 2005 by Mr. Charles Muller, B.Sc.(Hons), Pri.Sci.Nat., of Global Geo Services (Pty) Ltd., independent geoscience consultants to the Corporation, and the most recent consolidated mineral reserve estimate was prepared by Mr. Daniel Heyl, B.Sc. Mining Engineering, and Mr. Andrew Pooley, B.Sc. (Hons) Mining Engineering, of Turgis Consulting (Pty) Ltd. The mineral resources and mineral reserves were audited by SRK Consulting as of January 1, 2006. Each of Messrs. Muller, Heyl and Pooley is a qualified person for the purposes of NI 43-101.

The most recent statement shows a reserve of 1.3 million ounces in the probable category, grading an average of 4.02 g/t gold. This represents a 28% increase over the reserve gold estimates contained in SRK's 2005 technical report on the Modder East property. In addition, the revised statement shows a resource of 2.0 million ounces in the indicated category (a 21% increase from the 1.7 million ounces previously reported) and 1.0 million ounces in the inferred category (a 23% increase from the 0.8 million ounces previously reported). The increase in the mineral resource has occurred primarily in the BPLZ, Channel Facies and the UK5. The revised resource statement includes the UK5 as a resource in the inferred category for the first time.

The increase in reserves reflects the results of Aflease's 2005 drilling program, as well as a lower cut-off due in part to the gold price used in determining the reserve estimate cut-off grade, which increased from US $400 per ounce, at an exchange rate of US$1.00:R6.52 in 2004, to US $430, at an exchange rate of US $1:R6.49 in 2005. The largest increase in the reserve is in the UK9A unit, where a portion of the 240,000 ounces of gold grading 5.47g/t in the indicated category were elevated to probable reserve status. The probable mineral reserves have demonstrated profitability when included in a mine plan using industry accepted mining methods and a gold price of US$430 per ounce and an exchange rate of US$1.00:R6.49. The pay limit was used to identify blocks of ground for mining. Within these blocks of ground, a marginal cut-off grade was applied to identify additional panels for mining. Gold content figures are fully inclusive of mining dilutions and gold losses and are reported as mill delivered tonnes and head grade. Metallurgical recovery factors have not been applied to the reserve figures.

Mineral resources and reserves have been estimated in accordance with SAMREC. In the view of SRK, the terminology stated in the SAMREC Code is materially similar to the CIM standards mandated by NI 43-101 and the mineral resources calculated in accordance with SAMREC would be identical if issued in accordance with the CIM standards.

The consolidated mineral resource statement for the Modder East Project at January 1, 2006, as audited by SRK, is as follows:

Mineral Resources

Modder East Gold Project (January 1, 2006) (1)

Indicated Mineral Resources

Reef Type	**Tonnes** (thousands)	**Gold Grade** (g/tonne)	**Contained Gold** (k/oz)
BPLZ and Blanket Facies(3)	5,720	6.07	1,120
Channel and Blanket Facies	15,200	1.32	650
UK9A	1,350	5.47	240
UK5	-	-	-
Total Indicated	**22,270**	**2.79**	**2,010**

Inferred Mineral Resources

Reef Type	Tonnes (thousands)	Gold Grade (g/tonne)	Contained Gold (k/oz)
BPLZ and Blanket Facies[(2)]	470	3.31	50
Channel and Blanket Facies	-	-	-
UK9A	2,500	5.00	400
UK5	9,700	1.82	570
Total Inferred	**12,670**	**2.50**	**1,020**

(1) Mineral resource estimated by Mr. Charles Muller, B.Sc.(Hons), Pr.Sci.Nat., of Global Geo Services (Pty) Ltd. and reported to a cut-off grade of 167 cm.g/t (in the case of the BPLZ and Blanket Facies), 379 cm.g/t (in the case of the Channel Facies), 199 cm.g/t (in the case of the UK9A) and 496 cm.g/t (in the case of the UK5). Mineral resources are reported in accordance with SAMREC. Mineral resources are not mineral reserves and do not have demonstrated economic viability.

(2) For resource estimation purposes, the Blanket Facies, which is sandwiched between the BPLZ and the Channel Facies, has been combined with either the BPLZ or the Channel Facies.

The consolidated mineral reserve statement for the Modder East Project as at January 1, 2006, as audited by SRK, is as follows:

Probable Mineral Reserves [(1)]

Reef Type	Tonnes (thousands)	Gold Grade (g/tonne)	Contained Gold (k/oz)
BPLZ and Blanket Facies	6,310	4.83	979
Channel Facies	2,466	1.92	152
UK9A	1,289	4.10	170
Total Probable	**10,065**	**4.02**	**1,301**

(1) Mineral reserves estimated by Mr. Daniel Heyl, B.Sc. Mining Engineering, and Mr. Andrew Pooley, B.Sc. (Hons) Mining Engineering, of Turgis Consulting (Pty) Ltd. and reported to a cut-off grade of 266 cm.g/t (in the case of the BPLZ and Blanket Facies), 511 cm.g/t (in the case of the Channel Facies) and 305 cm.g/t (in the case of the UK9A) for gold at a gold price of Rand 89,654/kg. For reserve estimation purposes, 0.5 metres of Channel Facies is mined together with the 0.5 metres of BPLZ to give an effective stoping width of 1 metre. Mineral reserves are reported in accordance with SAMREC. Mineral resources are included in mineral reserves.

ITEM 5. DIVIDENDS

There have been no dividend payments on the common shares of the Corporation. Holders of common shares are entitled to receive dividends if, as and when declared by the Board of Directors. There are no restrictions on the ability of the Corporation to pay dividends except as set out under its governing statute.

ITEM 6. DESCRIPTION OF CAPITAL STRUCTURE

Common Shares

The Corporation is authorized to issue an unlimited number of common shares, of which 111,748,076 were issued and outstanding as at March 28, 2006.

The holders of the common shares are entitled to one vote for each share held on all matters to be voted on by such holders and are entitled to receive pro rata such dividends as may be declared by the Board of Directors out of funds legally available therefor and to receive pro rata the remaining property of the Corporation on a liquidation, dissolution or winding-up of the Corporation.

Common Share Purchase Warrants

As of March 28, 2006, the Corporation has outstanding:

(a) Series D warrants entitling the holders to purchase an aggregate of 300,000 common shares of the Corporation upon payment of $6.95 per share (of these warrants, 150,000 expire on September 16, 2007, and the balance expire on January 4, 2008);

(b) warrants to purchase 3,876,319 common shares of the Corporation at an exercise price of $3.55 per warrant until September 23, 2008 (these warrants, which were granted in connection with the financing described above under "General Development of the Business - Three Year History - Aflease", expire on September 24, 2008); and

(c) broker warrants entitling the holder thereof to purchase an aggregate of 1,800,000 common shares of the Corporation at an exercise price of US $5.39 per warrant until March 5, 2007.

ITEM 7. MARKET FOR SECURITIES

The common shares of the Corporation are listed on the Toronto Stock Exchange (the "**TSX**") and (since December 19, 2005) the JSE Limited (the Johannesburg stock exchange) under the symbol "SXR" on both exchanges.

The following table sets forth the price ranges and volume of trading of the common shares on the TSX for each month during the year ended December 31, 2005 (data for the period December 19 - 31, 2005 give effect to the 5:1 consolidation of the Corporation's common shares):

Month	High	Low	Volume
	$	$	
January	.82	.55	6,125,383
February	1.16	.65	16,033,263
March	1.18	.80	7,133,746
April	.95	.70	4,456,240
May	.91	.77	2,175,288
June	.94	.79	2,169,930
July	1.12	.89	6,839,013
August	1.21	1.00	2,415,517
September	1.58	1.13	5,358,993
October	1.49	1.11	3,136,836
November	1.37	1.11	3,578,388
December (Pre-consolidation for the period December 1 - 16, 2005)	1.38	1.20	1,875,045
December (Post-consolidation for the period December 19 - 31, 2005)	6.15	5.60	954,900

ITEM 8. DIRECTORS AND OFFICERS

The following table sets forth, for each of the directors and executive officers of the Corporation, the individual's name, municipality of residence, position held with the Corporation, principal occupation and, in the case of the directors, the period during which the individual has served as a director of the Corporation.

Name and Municipality of Residence	Position with the Corporation	Principal Occupation	Director Since
ANDREW ADAMS (1)(2)(3) Oakville, Ontario	Chairman of the Board	Corporate Director	December 2005
TERRY MACGIBBON (2)(3) Oakville, Ontario	Director	President and CEO FNX Mining Company Limited	December 2005
TERRY ROSENBERG (1)(3) Durban, South Africa	Director	Chairman, Oakbrook Investments (an investment company)	December 2005
JOHN SIBLEY (4) West Vancouver, British Columbia	Director	Partner, Davis & Company LLP (law firm)	December 2005
MARK WHEATLEY (4) North Manly, New South Wales, Australia	Director	Corporate Director	September 2003
KENNETH WILLIAMSON (1)(2) Dwight, Ontario	Director	Corporate Director	December 2005
NEAL FRONEMAN (4) Springs, South Africa	President, CEO and Director	President and CEO, sxr Uranium One Inc.	December 2005
K. BRUCE K. JONES Edenvale, South Africa	Executive Vice- President, Uranium (Africa and Europe)	Executive Vice-President, sxr Uranium One Inc.	-
D. JEAN NORTIER Pretoria, South Africa	Chief Financial Officer	Chief Financial Officer, sxr Uranium One Inc.	-
ROBERT VAN NIEKERK Benoni, South Africa	Executive Vice-President, Gold	Chief Operating Officer, Aflease Gold Limited	-

(1) Member of the Audit Committee.
(2) Member of the Compensation Committee.
(3) Member of the Corporate Governance and Nominating Committee.
(4) Member of the Environment, Health & Safety and Sustainability Committee.

The principal occupations of each of the Corporation's directors and executive officers within the past five years are disclosed in the brief biographies set forth below.

Andrew Adams, Chairman of the Board and Director. Mr. Adams holds a B.Sc. from Southampton University and qualified as a chartered accountant in the United Kingdom in 1981. Prior to 1999, he was Chief Financial Officer of AngloGold North America Inc. From 1999 to 2003, Mr. Adams was Vice President and Chief Financial Officer of Aber Diamond Corporation. Mr. Adams currently serves as an independent non-executive director of First Quantum Minerals Ltd, Jaguar Nickel Inc. and Tahera Diamond Corporation.

Terry MacGibbon - Director. Mr. MacGibbon is a professional geologist. He has been the President and Chief Executive Officer of FNX Mining Company Limited since 1997. Prior thereto, he was employed for 30 years with Inco Ltd., where he was responsible for directing Inco's worldwide exploration activities as Director of Exploration. Mr. MacGibbon currently serves as an independent non-executive director of Major Drilling Group International Inc., Lakeshore Gold Resources and Southern Star Resources.

Terry Rosenberg - Director. Mr. Rosenberg is a South African businessman. He is currently the Chairman of Oakbrook Investments Limited, a South African investment company. From 1992 to 1999, Mr. Rosenberg was Chief Executive Officer and Deputy Chairman of McCarthy Retail, a large South African conglomerate. Prior thereto, he was Chairman of Prefcor Holdings Limited, a holding company for a retail stores business; prior to 1988, Mr. Rosenberg was a partner with Arthur Andersen & Co. and Arthur Andersen International S.C. He serves as a director of Magumo Investments and Thomas Goode & Company.

John Sibley - Director. Mr. Sibley has been a partner with the Canadian law firm of Davis & Company LLP since 2001; previously thereto Mr. Sibley was a partner with another major Canadian law firm. Mr. Sibley has advised numerous Canadian and foreign companies involved in the mining sector on a wide range of matters including public offerings and mergers and acquisitions. Mr. Sibley was a director of Aflease from 2003 to 2005.

Mark Wheatley - Director. Mr. Wheatley is a corporate director. He was Chief Executive Officer of Southern Cross from September 2003 to December 2005 and Chairman of Southern Cross from June 2004 to December 2005. Prior to 2004, Mr. Wheatley was General Manager, Corporate Development for AurionGold Limited (previously Goldfields Limited); prior thereto, Mr. Wheatley held executive positions with Bankers Trust Australia Limited and BHP Limited.

Kenneth Williamson - Director. Mr. Williamson is a corporate director and former investment banker. He joined Midland Doherty in 1980 and continued with the same organization through a series of mergers and acquisitions until after it was acquired by Merrill Lynch in 1998. Mr. Williamson has served as director of numerous public companies and is currently an independent non-executive director of Glamis Gold Ltd., Blackrock Ventures Inc. and Quadra Mining Ltd., among others. Mr. Williamson holds an MBA degree from the University of Western Ontario.

Neal Froneman - President, Chief Executive Officer and Director. Mr. Froneman is the President and Chief Executive Officer of the Corporation and is also chief executive officer and a director of Aflease Gold. He holds a Bachelor of Science in Mechanical Engineering from the University of Witwatersand University in South Africa and is a registered professional engineer. He was the Chief Executive Officer and a director of Aflease from 2003 to 2005. From 2002 to 2003, Mr. Froneman was Vice President and Head of Operations at Goldfields Inc. and prior to 2002 was Executive Director, Operations at Harmony Gold Mining Company Limited. Mr. Froneman has also held management and executive positions with a number of other companies, including JCI.

Bruce Jones - Executive Vice President, Uranium (Africa and Europe). Mr. Jones holds a Bachelor of Science in Mining Engineering from the Royal School of Mines, United Kingdom and is a registered professional engineer. Mr. Jones also holds South African Certificates of Competency for both metalliferous and coal mining. From 2003 to 2005, he was Chief Operating Officer of Aflease. Prior thereto, Mr. Jones was Operations Director, Harmony Gold. Over the course of his career, Mr. Jones has held management and executive positions with several other companies, including Gecamines and Goldfields of South Africa.

Jean Nortier - Chief Financial Officer. Mr. Nortier is the Chief Financial Officer of the Corporation and is also chief financial officer and a director of Aflease Gold. Mr. Nortier holds a Bachelor of Commerce

(Honours) from Stellenbosch University in South Africa and is a chartered accountant. From 2004 to 2005, he was Chief Financial Officer of Aflease and served on that company's board of directors from 2002 to 2005. Prior to 2004, Mr. Nortier was managing director of Reitron (Proprietary) Limited, a private corporate finance and private equity consulting business; from 1999 to 2001, he was chief executive officer of the Sovereign Group, the financial services division of TBB Holdings, a South African bank.

Robert van Niekerk, Executive Vice President, Gold. Mr. van Niekerk is the Executive Vice President, Gold of the Corporation. He is also the Chief Operating Officer and a director of Aflease Gold, to which he devotes a majority of his time. Mr. Van Niekerk, who holds a B.Sc. Mining Engineering from the University of Witwatersrand and joined Aflease as Executive Vice President in September 2005. Prior thereto, Mr. van Niekerk was employed by Anglo Platinum, as mine manager of the RPM Upper Mine and business manager of Watervaal UG2 Mine; from 2000 to 2001 he was mine manager of Evander 3, 5 and 6 Shafts at Harmony Gold Mining Company.

Directors are elected at each annual meeting of the Corporation's shareholders and serve as such until the next annual meeting or until their successors are elected or appointed.

As at March 28, 2006, the directors and executive officers of the Corporation, as a group, beneficially owned, directly or indirectly, or exercised control or direction over, 4,149,629 common shares of the Corporation, representing approximately 3.7% of the total number of common shares outstanding before giving effect to the exercise of options or warrants to purchase common shares held by such directors and executive officers. The statement as to the number of common shares beneficially owned, directly or indirectly, or over which control or direction is exercised by the directors and executive officers of the Corporation as a group is based upon information furnished by the directors and executive officers.

Audit Committee

The Corporation's Audit Committee is responsible for monitoring the Corporation's accounting and financial reporting practices, the adequacy of its internal accounting systems, controls and procedures and liaising and reviewing accounting matters with the Corporation's external auditors. The Audit Committee is also responsible for reviewing the Corporation's annual audited financial statements, unaudited quarterly financial statements and management's discussion and analysis of financial results of operations for both annual and interim financial statements and review of related operations prior to their approval by the full Board of Directors of the Corporation. A copy of the charter of the Audit Committee is attached to this Annual Information Form as Schedule "A".

The members of the Corporation's current Audit Committee are Mr. Kenneth Williamson (Chairman), Mr. Andrew Adams and Mr. Terry Rosenberg, each of whom was appointed to the Audit Committee on December 27, 2005. Prior to December 27, 2005, the Audit Committee was composed of Mr. George Bell (Chairman), Mr. John Hick and Dr. Donald Robinson.

Each of Messrs. Williamson, Adams and Rosenberg are independent and financially literate within the meaning of Multilateral Instrument 52-110 - *Audit Committees*. In addition to being independent as described above, no member of the Committee may receive, directly or indirectly, any consulting, advisory or other compensatory fees or other payments from the Corporation other than annual retainer and meeting fees and regular benefits that other non-employee Directors receive.

The Audit Committee met six times in 2005 and each of Messrs. Hick, Bell and Robinson were present at each meeting.

Relevant Education and Experience

Set out below is a description of the education and experience of each Audit Committee member that is relevant to the performance of his responsibilities as a member of the Committee:

Kenneth Williamson - Mr. Williamson has extensive experience in the investment banking business, having joined Midland Doherty in 1980 and continued with the same organization through a series of mergers and acquisitions until after it was acquired by Merrill Lynch in 1998. Mr. Williamson has served as director of numerous public companies and is currently an independent non-executive director of Glamis Gold Ltd., Blackrock Ventures Inc. and Quadra Mining Ltd., among others. Mr. Williamson holds an MBA degree from the University of Western Ontario.

Andrew Adams - Mr. Adams qualified as a chartered accountant in the United Kingdom in 1981. He was previously Chief Financial Officer of AngloGold North America Inc. and the Vice President and Chief Financial Officer of Aber Diamond Corporation. Mr. Adams currently serves as an independent non-executive director of First Quantum Minerals Ltd, Jaguar Nickel Inc. and Tahera Diamond Corporation.

Terry Rosenberg - Mr. Rosenberg holds an MBA degree and has over 25 years experience in accounting and business. Prior to 1988, Mr. Rosenberg was a partner with Arthur Andersen & Co. and Arthur Andersen International S.C. From 1989 to 1992, Mr. Rosenberg was Chairman of Prefcor Holdings Limited, a holding company for a retail stores business, and from 1992 to 1999, Chief Executive Officer and Deputy Chairman of McCarthy Retail, a large South African conglomerate.

Pre-Approval Policies and Procedures

The Audit Committee's Charter sets out responsibilities regarding the provision of non-audit services by the Corporation's external auditors. The Charter requires the Committee to pre-approve, or adopt appropriate procedures to pre-approve, all audit and permitted non-audit services to be performed by the external auditors and to identify and review the types of non-audit services or mandates that it considers incompatible with the principles underlying the independence of the external auditors.

External Auditor Fees

Subsequent to the completion of the reverse take-over of the Corporation on December 27, 2005, the Corporation's former external auditor, KPMG LLP, resigned and PricewaterhouseCoopers LLP, who had been auditors to Aflease since 2001, were appointed successor external auditors.

Following are the audit fees, audit-related fees, tax fees and all other fees billed by KPMG LLP in each of the last two fiscal years:

Fiscal Year	**Audit Fees**[(1)]	**Audit-Related Fees**[(2)]	**Tax Fees**[(3)]	**All Other Fees**[(4)]
	($)	**($)**	**($)**	**($)**
2005	$66,500	$39,800	$8,282	$56,390
2004	$50,000	-	$7,500	-

(1) "Audit Fees" refer to fees billed for audit services.
(2) "Audit-Related Fees" refer to aggregate fees billed for assurance and related services that reasonably relate to the performance of the audit or review of the Corporation's financial statements and are not reported under 'Audit Fees'.
(3) "Tax Fees" refer to fees billed for advice related to tax compliance, tax advice and tax planning.
(4) "All Other Fees" refer to fees billed for services not included in the categories of 'Audit Fees', 'Audit-Related Fees' and 'Tax Fees'. These fees relate to services provided in connection with the reverse take-over of the Corporation by Aflesae Gold and Uranium Resources Limited in 2005.

Cease Trade Orders, Bankruptcies, Penalties and Sanctions

No director or executive officer of the Corporation or a shareholder holding a sufficient number of securities of the Corporation to affect materially the control of the Corporation is, or within the ten years prior to the date hereof has been, a director or executive officer of any company (including the Corporation) that, while that person was acting in that capacity, (i) was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation for a period of more than 30 consecutive days; (ii) was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation for a period of more than 30 consecutive days; or (iii) within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

No director or executive officer of the Corporation or a shareholder holding a sufficient number of securities of the Corporation to affect materially the control of the Corporation has, within the ten years prior to the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, officer or shareholder.

Conflicts of Interest

The Corporation owns approximately 79% of the voting securities of Aflease Gold, a public company listed on the Johannesburg stock exchange, and three of the Corporation's executive officers, Neal Froneman (who is also a director of the Corporation), Jean Nortier and Robert van Niekerk, are directors and officers of Aflease Gold. While the two companies do not have the same geographic, strategic or primary commodity focus, these relationships and associations may nonetheless give rise to actual or potential conflicts of interest relating, among other things, to the allocation of corporate opportunities, and the division by these individuals of their time and effort, between the two companies. Such conflicts will be resolved through the exercise by these individuals of judgment consistent with their respective fiduciary duties to the Corporation, on the one hand, and Aflease Gold, on the other hand. In the event conflicts arise at a meeting of the Board of Directors, a director who has such a conflict will declare the conflict and abstain from voting. In appropriate cases, the Corporation will establish a special committee of independent non-executive directors (drawn from the majority of its members who must at all times be "independent" within the meaning of Multilateral Instrument 52-110 - *Audit Committees*) to review a matter in which one or more directors, or management, may have a conflict.

Except as disclosed in this Annual Information Form, to the best of the Corporation's knowledge there are no other known existing or potential conflicts of interest between the Corporation and any director or officer of the Corporation, except that certain of the directors of the Corporation serve as directors and officers of other public companies and it is therefore possible that a conflict may arise between their duties as a director or officer of the Corporation and their duties as a director or officer of such other companies. Where such conflicts arise, they will be addressed as indicated above.

ITEM 9. LEGAL PROCEEDINGS

The Corporation and its subsidiaries are not a party to any material legal proceedings. However, from time to time, the Corporation and its subsidiaries may become parties to disputes arising in the ordinary course of business.

ITEM 10. INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Other than the interests of certain directors, officers and shareholders of the Corporation as described elsewhere in this Annual Information Form, none of the directors or officers of the Corporation, nor any associate or affiliate thereof, has had a direct or indirect material interest in any transaction within the three years prior to the date hereof or proposed transaction which has materially affected or will materially affect the Corporation.

ITEM 11. TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for the Common Shares in Canada is Computershare Trust Company of Canada at its principal office in Toronto, Ontario. The co-transfer agent and registrar is Computershare Investor Services 2004 (Proprietary) Limited at its principal office in Johannesburg, South Africa.

ITEM 12. MATERIAL CONTRACTS

There are no other contracts, other than those disclosed in this Annual Information Form and those entered into in the ordinary course of the Corporation's business, that are material to the Corporation and which were entered into in the most recently completed fiscal year or before the most recently completed fiscal year but are still in effect as of the date of this Annual Information Form.

ITEM 13. INTERESTS OF EXPERTS

KPMG LLP were the external auditors of the Corporation prior to their resignation in January 2006 and the appointment of PricewaterhouseCoopers LLP as successor auditors. KPMG LLP reported on the audited consolidated financial statements of the Corporation for the year ended December 31, 2004, which were filed with the Canadian securities regulators on March 31, 2005.

Information of an economic, scientific or technical nature in respect of the Dominion Uranium Project, the Bonanza Gold Project, the Modder East Gold Project and the Goulds Dam uranium deposit (a component of the Honeymoon Project) included in this Annual Information Form is based upon independent technical reports prepared by SRK Consulting and, in the case of Goulds Dam, by K.F. Bampton, MAusIMM, MAIG, MSc. of Ore Reserve Estimation Services, filed by the Corporation during, or relating to, the financial year ended December 31, 2005.

To the best knowledge of management of the Corporation, as at the date hereof, the experts named above did not have any registered or beneficial interest, direct or indirect, in any securities or other property of the Corporation or its predecessor entities when the experts prepared their respective reports.

ITEM 14. ADDITIONAL INFORMATION

Additional information including directors' and officers' remuneration and indebtedness, principal holders of the Corporation's securities and securities authorized for issuance under equity compensation plans will be contained in the management information circular to be prepared in connection with the Corporation's annual meeting of shareholders to be held on June 7, 2006 which will be available on SEDAR at www.sedar.com. Additional financial information is provided in the Corporation's financial statements and management discussion and analysis for the financial year ended December 31, 2005.

SCHEDULE "A"

SXR URANIUM ONE INC.

CHARTER OF THE AUDIT COMMITTEE

SXR Uranium One Inc.

Charter of the Audit Committee of the Board of Directors

1. General

1.1 The Audit Committee (the "**Committee**") assists the Board of Directors in its oversight role with respect to the quality and integrity of the Corporation's financial statements, the performance, qualifications and independence of the Corporation's independent auditors, the performance of the Corporation's internal audit function and the Corporation's compliance with legal and regulatory requirements.

1.2 The Committee shall have the resources and authority appropriate to discharge fully its functions, duties and responsibilities, including the authority to select, retain, terminate and approve the fees of, and other terms of retention of, special or independent counsel, accountants, auditors or other experts and advisers as it deems necessary or appropriate in connection with its functions, duties and responsibilities without seeking approval of the Board or management. The Committee will have unrestricted access to management, employees and information it believes will be relevant to the proper discharge of its functions, duties and responsibilities.

1.3 Each member of the Committee will be "independent" and "financially literate" for the purposes of *Multilateral Instrument 52-110 - Audit Committees*, as amended from time to time, and will satisfy such other applicable criteria for independence and financial expertise as may be contained in the laws, rules, regulations and listing requirements to which the Corporation is subject and the applicable Corporate Governance Guidelines of the Board.

1.4 No Director may serve as a member of the Committee if such Director serves on the audit committees of more than two other public companies unless the Board determines that such service would not impair the ability of the Director to effectively serve on the Committee, and discloses this determination in the Corporation's annual proxy circular and statement.

1.5 No member of the Committee may receive directly or indirectly any consulting, advisory or other compensatory fees or other payments from the Corporation other than (a) annual retainer and meeting fees, which may be received in cash, common shares or deferred stock units, and stock options or any other in-kind consideration ordinarily payable to non-employee Directors for serving as a Director and a chair or member of any committee of the Board and (b) other regular benefits that other non-employee Directors receive.

1.6 The Committee will operate under the guidelines applicable to all committees of Board as set out in the Corporate Governance Guidelines of the Board of Directors.

1.7 This Charter establishes guidelines, rather than inflexible rules, and the Committee will adopt such additional procedures and standards from time to time as it deems appropriate to help fulfill its responsibilities. Nothing in this Charter is intended to expand applicable standards of liability under statutory or regulatory requirements for directors of the Corporation.

2. Meetings

2.1 The Committee will meet at least quarterly with each of management and the independent auditors, with management not present for an allotted part of the meeting. As part of its job to foster open communication, the Committee will meet periodically with management and the internal accountants in separate executive sessions to discuss any matters that the Committee or each of these groups believe should be discussed privately.

2.2 The Committee may request that any directors, officers or other employees of the Company, or any other persons whose advice and counsel are sought by the Committee, attend any meeting of the Committee to provide such pertinent information as the Committee requests. The independent auditors will be entitled to attend each meeting of the Committee at the Corporation's expense. The Committee may exclude from its meetings any person it deems appropriate.

3. Responsibilities and Duties

3.1 In carrying out its responsibilities and duties, the Committee shall:

Independent Auditors

(1) Have the sole authority to recommend the appointment of the independent auditors and, subject to the nomination of such independent auditors by the Board and the approval thereof by the shareholders, appoint, retain and oversee the work of the independent auditors, and approve the audit fees and other significant compensation to be paid to the independent auditors.

(2) Pre-approve, or adopt appropriate procedures to pre-approve, all audit and permitted non-audit services to be provided by the independent auditors.

(3) On a periodic basis and at least annually, review and discuss with the independent auditors all significant relationships the auditors have with the Corporation in order to satisfy itself that the auditors are independent of management. Identify and review the types of non-audit services or mandates that it considers incompatible with the principles underlying the independence of the auditors and approve and provide for disclosure of any material non-audit services provided to the Corporation by the independent auditors.

(4) Review and approve the independent auditors' audit plan and engagement letter. Discuss and approve audit scope, staffing, locations, reliance upon management and internal audit and general audit approach.

(5) At least annually obtain and review a report from the independent auditors a report describing their internal quality control procedures, any material issues raised by their most recent internal quality control review or by any inquiry or investigation within the preceding five years by governmental or professional authorities, including the Canadian Public Accountability Board, respecting one or more audits carried out by the firm, any steps taken to deal with any such issues, and all relationships between the independent auditors and the Corporation including non-audit services.

(6) Periodically consult with the independent auditors out of the presence of management about significant risks or exposures, internal controls and other steps management has taken to control

such risks, and the fullness and accuracy of the Corporation's financial statements. Particular emphasis should be given to the adequacy of internal controls to expose any payments, transaction or procedures which might be deemed illegal or otherwise improper.

(7) Prior to releasing the year-end earnings, discuss the results of the audit with the independent auditors, including matters required to be communicated to audit committees in accordance with the standards established by the Canadian Institute of Chartered Accountants.

(8) Following completion of the annual audit, review separately with each of management and the independent auditors any significant difficulties encountered during the course of the audit, including any restrictions on the scope of work or access to required information or significant disagreements with management and the adequacy of the Corporation's internal controls and any special audit steps adopted in light of material control deficiencies.

(9) Review any significant disagreement between management and the independent auditors in connection with the preparation of the interim financial statements of the Corporation.

(10) Review the performance of the independent auditors and approve any proposed discharge and replacement of the independent auditors when circumstances warrant.

(11) Arrange for the independent auditors to be available to the Committee and the full Board as needed. Ensure that the independent auditors report directly to the Committee and are made accountable to the Committee and the Board, as representatives of the shareholders to whom the auditors are ultimately responsible.

(12) Establish clear policies for the hiring of employees or former employees of the external auditors.

Review Procedures

(13) Review with management and the independent auditors the Corporation's interim financial statements and interim management's discussion and analysis prior to filing or release of earnings, and report thereon to the Board.

(14) Review the Corporation's annual audited financial statements and the notes thereto, management's discussion and analysis of financial condition and results of operations and related documents prior to filing or distribution and make recommendations to the Board with respect to their approval.

(15) Review the draft annual report, annual information form and such other financial information as may be required by the Corporation to be prepared under applicable legislation and make recommendations to the Board with respect to their approval.

(16) Ensure that adequate procedures are in place for the review of the Corporation's public disclosure of financial information extracted or derived from the Corporation's financial statements, as well as review any financial information and earnings guidance provided to analysts and rating agencies, and periodically assess the adequacy of those procedures.

(17) Review with management prior to distribution news releases or other disclosures containing material financial information that has not been previously reviewed in accordance with the procedures described in this charter.

(18) Periodically and in any event at least annually review the process that management has in place to fulfill the role of the internal audit function.

(19) Ensure that management has in place a process to ensure adherence to the Corporation's Confidentiality, Disclosure and Insider Policy and Complaints (Whistleblower) Policy.

(20) Review at least quarterly or more frequently as circumstances dictate capital and exploration spending in relation to approved budgets.

Financial Reporting Processes/Process Improvements

(21) In consultation with the independent auditors and management, review the quality, integrity and appropriateness of the Corporation's accounting policies and financial reporting processes and internal controls, including a review of the independent auditors' written comments to management regarding these matters, if any, and management's responses to comments, both internal and external. Review the confirmation of compliance with the Corporation's policies on controls over financial reporting.

(22) Review the principal risks of the businesses of the Corporation and its subsidiaries, associates and joint venturers as identified by management and oversee the implementation and operation of appropriate systems to identify, evaluate and manage such risks, as they affect the Corporation's financial reporting and application of this charter.

(23) Establish and maintain regular and separate systems of reporting to the Committee by each of management and the independent auditors regarding any significant judgments made in management's preparation of the financial statements and the view of each as to the appropriateness of such judgments.

(24) Periodically review and discuss with management and the independent auditors the significance of emerging regulatory and accounting standards and initiatives for the financial reporting of the Corporation.

(25) Review with the independent auditors and management the extent to which changes or improvements in financial or accounting practices, as approved by the Committee, have subsequently been implemented.

Internal Controls and Legal Compliance

(26) Review and assess any reports prepared or caused to be prepared by management regarding internal controls and discuss with management its response, including the status of previous reviews.

(27) At least quarterly, review with the Corporation's counsel any legal matters that could have a significant impact on the Corporation's financial statements, the Corporation's compliance with applicable laws and regulations and inquiries received from regulatory or governmental agencies.

(28) Ensure management has established a system to monitor compliance with the Corporation's Code of Business Conduct and Ethics.

(29) Establish procedures for the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal accounting controls or auditing matters and the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters.

(30) Review management's reports on directors' and officers' related party transactions and conflicts of interest, if any.

General

(31) Periodically review financial and accounting personnel succession planning within the Corporation and its major subsidiaries.

(32) Perform any other activities consistent with this Charter, the Corporation's by-laws and governing law as the Committee or the Board deems necessary or appropriate.

4. Other Matters

4.1 Annual Assessment. At least annually, the Committee shall review its own performance and reassess the adequacy of this Charter in such manner as it deems appropriate, and report the results thereof, including any recommendations for change, to the Board.

The Committee's role, as described in this Charter, is an important part of monitoring the quality and integrity of the Corporation's financial reporting. This role does not replace the responsibility of the Corporation's management for the preparation and presentation of financial statements in accordance with generally accepted accounting principles, for significant accounting estimates and judgments and for ensuring compliance by the Corporation with applicable laws relating to its financial reporting. Nor does the role of the Committee detract from the responsibility of the auditors to plan and conduct an audit in accordance with Canadian generally accepted auditing standards or from the fact that the independent auditors are ultimately responsible to the Board of Directors and the Committee as representatives of the shareholders.